As filed with the Securities and Exchange Commission on October 27, 2005.
Registration No. 333-126711

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NxStage Medical, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	3845	04-3454702
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

439 South Union Street, 5th Floor
Lawrence, Massachusetts 01843
(978) 687-4700
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Jeffrey H. Burbank
President and Chief Executive Officer
439 South Union Street, 5th Floor
Lawrence, Massachusetts 01843
(978) 687-4700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Mark G. Borden, Esq. Susan W. Murley, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 (617) 526-6000	Winifred L. Swan, Esq. Senior Vice President and General Counsel NxStage Medical, Inc. 439 South Union Street, 5th Floor Lawrence, MA 01843 (978) 687-4700	Danielle Carbone, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000
          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to	Aggregate Offering	Aggregate Offering	Registration
Securities to be Registered	be Registered(1)	Price Per Share(2)	Price(2)	Fee(3)(4)

Common Stock, $0.001 par value per share	6,325,000	$12.00	$75,900,000	$7,770

(1)	Includes 825,000 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.

(4)	A registration fee of $11,167 has been paid previously in connection with this Registration Statement based on an estimate of the aggregate offering price.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated October 27, 2005
PROSPECTUS
5,500,000 Shares
NxStage Medical, Inc.
Common Stock

          This is our initial public offering of shares. We are offering 5,500,000 shares of common stock.
          We expect the public offering price to be between $11.00 and $12.00 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol “NXTM.”
          Certain of our existing stockholders and affiliated entities have indicated an interest in purchasing up to an aggregate of 1,870,000 shares of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering.
          Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to NxStage	$	$
          The underwriters may also purchase up to an additional 825,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          The shares will be ready for delivery on or about                     , 2005.

Merrill Lynch & Co.

Thomas Weisel Partners LLC

William Blair & Company

JMP Securities

The date of this prospectus is                     , 2005.

Offering a home treatment

alternative for ESRD patients.

2.0
20.0
25.0

NxSTAGE

          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
          For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY
          This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the risks of investing in shares of our common stock that we describe under “Risk Factors” and our consolidated financial statements and the related notes included at the end of this prospectus, before deciding to invest in shares of our common stock. Unless the context requires otherwise, references to “NxStage,” “we,” “our” and “us” in this prospectus refers to NxStage Medical, Inc. and its subsidiary.
Our Business
          We are a medical device company that develops, manufactures and markets innovative systems for the treatment of end-stage renal disease, or ESRD, and acute kidney failure. Our primary product, the NxStage System One, is a small, portable, easy-to-use hemodialysis system designed to provide physicians and patients improved flexibility in how hemodialysis therapy is prescribed and delivered. Given its design, the System One is particularly well-suited for home hemodialysis and more frequent, or “daily,” dialysis, which clinical literature suggests provides patients better clinical outcomes and improved quality of life. The System One is specifically cleared by the United States Food and Drug Administration, or FDA, for home hemodialysis as well as hospital and clinic-based dialysis. We believe the largest market opportunity for our product is the home hemodialysis market for the treatment of ESRD.
          ESRD, which affects approximately 431,000 people in the United States, is an irreversible, life-threatening loss of kidney function that is treated predominantly with dialysis. Dialysis is a kidney replacement therapy that removes toxins and excess fluids from the bloodstream and, unless the patient receives a kidney transplant, is required for the remainder of the patient’s life. Over 70% of ESRD patients in the United States rely on life-sustaining dialysis treatment. Hemodialysis, the most widely prescribed type of dialysis, typically consists of treatments in a dialysis clinic three times per week, with each session lasting three to five hours. Approximately 8% of U.S. ESRD dialysis patients receive some form of dialysis treatment at home, most of whom treat themselves with peritoneal dialysis, although surveys of physicians and healthcare professionals suggest that a larger proportion of patients could take responsibility for their own care. We believe there is an unmet need for a hemodialysis system that allows more frequent and easily administered therapy at home and have designed our portable system to address this and other kidney replacement therapy markets.
          Measuring 15x15x18 inches, the System One is the smallest, commercially available hemodialysis system. It has a self-contained design and simple user interface making it easy to operate by a trained patient and his or her trained partner in any setting prescribed by the patient’s physician. Unlike traditional dialysis systems, the System One does not require any special disinfection or preparation between treatments, and its operation does not require specialized electrical or plumbing infrastructure or modifications to the home. Patients can bring the System One home, plug it in to a conventional electrical outlet and operate it, thereby eliminating what can be expensive plumbing and electrical household modifications required by traditional dialysis systems. Given its compact size and lack of infrastructure requirements, the System One is truly portable, allowing patients freedom to travel. We believe these features provide patients and their physicians new treatment options for ESRD.
          We market the System One to dialysis clinics for chronic hemodialysis treatment, providing clinics with improved access to the developing home hemodialysis market and the ability to expand their patient base by adding home-based patients without adding clinic infrastructure. The clinics in turn provide the System One to ESRD patients. For each month that a patient is treated with our System One, we typically bill the clinic for the rental of the machine and purchase of the related disposable cartridges and treatment fluids. Clinics receive reimbursement from Medicare, private insurance and patients for dialysis treatments. We commenced marketing the System One for chronic hemodialysis treatment in September 2004. As of September 30, 2005, 212 ESRD patients were using the System One, at 53 different dialysis clinics. Substantially all of these patients are treated at home or are in training to treat themselves at home.
          Medicare reimburses the same amount for home and in-center hemodialysis treatments, up to three treatments per week. Payment for more than three treatments per week is available with appropriate medical justification. The adoption of our System One for more frequent therapy for ESRD could be slowed if Medicare is reluctant or refuses to pay for these additional treatments.
          We also market the System One in the critical care market to hospitals for treatment of acute kidney failure and for fluid overload associated with multiple diseases, including congestive heart failure. It is estimated that there are over 200,000 cases of acute kidney failure in the United States each year. The System One provides an effective, simple-to-operate alternative to dialysis systems currently used in the hospital to treat these acute conditions. We commenced marketing the System One to the critical care market in February 2003. As of September 30, 2005, 42 hospitals were using the System One to deliver acute kidney failure and fluid overload therapy.
Our Solution — The NxStage System One
          Our primary product, the NxStage System One, is a small, portable, easy-to-use dialysis system which incorporates multiple proprietary technologies and design features. The System One includes the following components:

•	The NxStage Cycler. A compact, portable electromechanical device containing pumps, control mechanisms, safety sensors and remote data capture functionality.

•	The NxStage Cartridge. A single-use, disposable, integrated treatment cartridge that loads simply and easily into the cycler. The cartridge incorporates a proprietary volumetric fluid management system and includes a pre-attached dialyzer.

•	Premixed Dialysate. The System One uses high-purity premixed dialysate for hemodialysis applications. Currently, we supply all of our premixed dialysate in fluid bags. In March 2005, we received FDA clearance for a proprietary dialysate preparation system, which allows for on-site preparation of premixed dialysate. We expect to introduce this new system in 2006 as an alternative to our premixed bagged dialysate.
          The System One presents a new dialysis treatment alternative for ESRD, acute kidney failure and fluid overload. Our system is designed to address the needs of patients, physicians and other healthcare providers by providing the following benefits:

•	Versatility. We have developed the System One so that the same system can be used in clinical or non-clinical settings, for either chronic or critical care.

•	Portability. The System One, which weighs approximately 75 pounds and measures 15x15x18 inches, is flexible enough to use in any environment prescribed by the physician, including the patient’s home, dialysis clinic, intensive care unit, or ICU, and cardiac care unit, or CCU. When therapy is prescribed in the home, we ship the necessary supplies directly to the patient. If the patient travels with the System One, we ship the necessary disposables to the patient’s destination.

•	Simplicity and convenience. The System One is designed for simple operation and convenience. It employs a drop-in cartridge and is operated by an icon-based touch pad that is simple and intuitive.

•	No unique infrastructure requirements. The System One can plug into any standard grounded outlet. Our bagged fluids eliminate the need for any water source at the site of treatment, facilitating therapy in any setting, especially the ICU and patient travel destinations. Waste dialysate is discarded to any drain.

•	Highly responsive customer support and service. We offer 24 hour per day, seven day per week customer support service through a team of experienced nurses and engineers. Due to the portability of the System One, we are able to offer an overnight equipment exchange program, avoiding the need for a field service organization.

•	Designed for safety. With simple dialysate solutions handling and automatic loading and calibration of all safety systems, the System One is designed to minimize the opportunities for operator error, although such errors do still occur. The cartridge is preconnected to a filter to reduce connection errors. Our cycler includes redundant safety systems, which provide further protection to patients undergoing treatment.
          For the ESRD market, the System One is designed to make home treatment and more frequent treatment easier and more practical. Although not performed using our product, clinical studies suggest that therapy administered five to six times per week, commonly referred to as daily therapy, better mimics the natural functioning of the human kidney and can lead to improved clinical outcomes, including reduction in hypertension, improved anemia status, reduced reliance on pharmaceuticals, improved nutritional status, reduced hospitalizations and overall improvement in quality of life. Other published literature also supports the clinical and quality of life benefits associated with home dialysis therapy.
          For the critical care market, our System One is designed to offer clinicians an alternative that simplifies the delivery of acute kidney replacement therapy and makes longer or continuous critical care therapies easier to deliver. The ability of our system to perform hemofiltration, for which the System One is also FDA cleared, is advantageous, as many clinicians choose to prescribe this therapy for patients with acute kidney failure.
Our Strategy
          Our goal is to become the leading provider of home hemodialysis systems, addressing the market opportunity for a hemodialysis treatment that allows freedom from the regimen of traditional in-center dialysis and enables patients to improve the quality of their life. In the critical care market, we intend to become a leading provider of dialysis systems addressing acute kidney failure and fluid overload.
          To achieve these objectives, we are pursuing the following business strategies:

•	Promote high ESRD patient and physician awareness of the benefits of the System One. We are increasing our efforts to actively educate ESRD patients, nurses, technicians and physicians about the clinical and lifestyle benefits of home and more frequent hemodialysis and about the ease-of-use and portability of the System One. Primarily through cooperative marketing initiatives with our dialysis clinic customers, we are currently expanding our patient and physician education programs.

•	Drive adoption of the System One through a targeted sales and marketing program focused on selected dialysis clinics and hospitals in both the ESRD and critical care markets. We intend to significantly expand our direct sales and marketing force to address our two markets. In the ESRD market, we intend to primarily target leading dialysis clinics with experience in home dialysis therapies. In the critical care market, we intend to continue to target leading institutions that we believe can benefit from the versatility of our system to address a number of critical care applications.

•	Leverage our existing technology and continue to innovate the System One. We will continue to invest in research and development to enhance our existing product. Our development team integrates skills across the range of technologies required to innovate dialysis systems, including: filters, tubing sets, mechanical systems, fluids, software and electronics.

•	Focus initially on developing operations in the United States. For the near and intermediate-term, we plan to focus our efforts on the United States market. We believe there is a substantial opportunity outside the United States for the System One and plan, over the long term, to pursue international growth when we have developed the appropriate scale and infrastructure to expand into other geographic regions.
Risks
          Our business is subject to a number of risks of which you should be aware before making an investment decision. For a discussion of factors you should consider before deciding to invest in our common stock, we refer you to the risks described below and to “Risk Factors.”

•	We expect to derive substantially all of our future revenues from the rental or sale of our System One and the sale of our related products for use with the System One.

•	We only recently began marketing our System One hemodialysis system to dialysis clinics for the treatment of ESRD, and our success will depend on our ability to achieve market acceptance of the System One.

•	We cannot accurately predict the size of the home hemodialysis market, and it may be smaller and slower to develop than we expect.

•	We will require significant capital to build our business, and our ability to become profitable and to generate positive cash flow is dependent upon maintaining adequate pricing and lowering costs of manufacturing our products.

•	In the ESRD market, our ability to set prices for our products is limited by existing Medicare reimbursement rates for dialysis treatment. In addition, the cost of manufacturing the System One and the related disposables currently exceeds the market price. We may not be able to achieve a profit margin sufficient to support our business. We cannot guarantee if and when we will become profitable, or that we will be able to maintain profitability. As of June 30, 2005, our accumulated deficit was $(70.0) million.
Company Information
          We were incorporated on December 31, 1998, under the name QB Medical, Inc. In 1999, we changed our name to NxStage Medical, Inc. Our principal executive offices are located at 439 South Union Street, Lawrence, Massachusetts 01843, and our telephone number is (978) 687-4700. NxStage and the NxStage logo are registered trademarks of NxStage. Our website is located at www.nxstage.com. Information on our website is not part of this prospectus.

THE OFFERING

Common stock offered by us	5,500,000 shares

Common stock to be outstanding after this offering	20,191,521 shares

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $57.1 million assuming an initial public offering price of $11.50 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us ($65.9 million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds of this offering to finance working capital needs, including investment in System One field equipment and in sales and marketing programs, to expand our manufacturing capabilities, to fund continuing operations and for general corporate purposes. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	NXTM
          The number of shares of common stock to be outstanding after the offering is based on 14,691,521 shares of common stock outstanding as of June 30, 2005, assuming that shares of our Series F-1 preferred stock were issued as of June 30, 2005. Unless otherwise indicated, the information contained in this prospectus, including the information above:

•	Excludes 1,960,542 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2005, with a weighted-average exercise price of $4.42 per share;

•	Excludes 203,625 shares of common stock issuable upon exercise of outstanding warrants as of June 30, 2005, with a weighted-average exercise price of $7.58 per share;

•	Excludes 269,214 shares reserved as of June 30, 2005 for future stock option grants and purchases under our equity compensation plans. See “Management — Equity Benefit Plans;” and

•	Excludes an additional 1,350,000 shares reserved after June 30, 2005 for future stock option grants and purchases under our equity compensation plans. See “Management — Equity Benefit Plans.”
In addition, except where we state otherwise, the information we present in this prospectus reflects:

•	The adoption of our restated certificate of incorporation, which we refer to as our certificate of incorporation, and our amended and restated bylaws, which we refer to as our bylaws, to be effective upon the completion of this offering;

•	The automatic conversion of all outstanding shares of preferred stock into 12,124,840 shares of common stock upon the closing of this offering, assuming (i) that the shares of Series F-1 preferred stock were issued as of June 30, 2005, and (ii) an initial public offering price of $11.50 per share. If the initial public offering price is greater than $12.25 per share, the number of shares of common stock into which the outstanding shares of preferred stock will decrease by up to 791,868 shares.

•	A 1-for-1.3676 reverse stock split of our outstanding shares of common stock prior to the closing of this offering; and

•	No exercise of the underwriters’ overallotment option.
          Certain of our affiliates, including Atlas Venture, Sprout Group, Healthcare Investment Partners Holdings LLC and David S. Utterberg, have indicated an interest in purchasing up to an aggregate of 825,000 shares of our common stock in this offering at the public offering price. Assuming an initial public offering price of $11.50 per share, the midpoint of the estimated price range shown on the cover page of this prospectus, these affiliates would purchase up to $9.49 million of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these affiliates may not purchase any common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA
          The following tables present our summary consolidated statements of operations data for our fiscal years 2002 through 2004 and for the six months ended June 30, 2004 and June 30, 2005, and our summary consolidated balance sheet data as of December 31, 2004 and June 30, 2005. The financial data for the fiscal years ended December 31, 2002, 2003 and 2004 have been derived from our consolidated financial statements, which appear elsewhere in this prospectus, and have been audited by Ernst & Young LLP, an independent registered public accounting firm, as indicated in their report. The financial data as of and for the six months ended June 30, 2004 and June 30, 2005, are derived from our unaudited consolidated financial statements, which in the opinion of management contain all adjustments necessary for a fair presentation of the consolidated financial data. Operating results for these periods are not necessarily indicative of the operating results for a full year. You should read this information in conjunction with our consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
          Pro forma amounts in the following table reflect the conversion of our outstanding preferred stock into 12,124,840 shares of common stock upon completion of this offering, assuming that shares of our preferred stock, including the Series F-1 preferred stock, were outstanding for the entire periods presented.

				Six Months Ended
	Years Ended December 31,			June 30,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenues	$30	$286	$1,885	$716	$2,437
Cost of revenues	404	940	3,439	1,347	3,843
Operating expenses:
Research and development	5,913	4,526	5,970	2,961	3,056
Selling and marketing	2,286	2,181	3,334	1,515	2,901
Distribution	6	33	495	134	786
General and administrative	2,554	2,868	3,604	1,886	2,203

Total operating expenses	10,759	9,608	13,403	6,496	8,946

Loss from operations	(11,133)	(10,262)	(14,957)	(7,127)	(10,352)
Interest income	222	146	130	41	150
Interest expense	(69)	(92)	(15)	(8)	(314)

Net loss	$(10,980)	$(10,208)	$(14,842)	$(7,094)	$(10,516)

Basic and diluted net loss per share	$(4.66)	$(4.10)	$(5.81)	$(2.77)	$(4.10)

Shares used in per share calculations	2,355,527	2,489,688	2,555,605	2,557,498	2,566,470

Pro forma net loss per share — basic and diluted			$(1.01)		$(0.72)

Pro forma weighted-average shares outstanding — basic and diluted			14,680,455		14,691,310

          The summary consolidated balance sheet data as of June 30, 2005 is presented on (a) an actual basis, (b) a pro forma basis to reflect the sale of $16 million of Series F-1 preferred stock in a private placement in July 2005, and (c) a pro forma as adjusted basis to reflect:

•	the sale of shares of Series F-1 preferred stock in July 2005;

•	the sale of shares of common stock offered by us in this offering at an assumed initial public offering price of $11.50 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us; and

•	the conversion of all redeemable convertible preferred stock into 12,124,840 shares of common stock upon the completion of this offering, assuming an initial public offering price of $11.50 per share. If the initial public offering price is greater than $12.25 per share, the number of shares of common stock into which the outstanding shares of preferred stock will convert will decrease by up to 791,868 shares.

		As of June 30, 2005
	As of
	December 31,			Pro Forma
	2004	Actual	Pro Forma	As Adjusted

			(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$18,134	$4,821	$20,821	$77,903
Working capital	19,205	5,852	21,852	78,934
Total assets	25,455	14,853	30,853	87,935
Long-term liabilities	3,006	2,263	2,263	2,263
Redeemable convertible preferred stock	75,946	75,946	91,946	—
Accumulated deficit	(59,496)	(70,012)	(70,012)	(70,012)
Total stockholders’ equity (deficit)	(57,400)	(67,951)	(67,951)	81,077

RISK FACTORS
          This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus, including the consolidated financial statements and the related notes included at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose all or part of your investment.
Risks Related to Our Business
We expect to derive substantially all of our future revenues from the rental or sale of our System One and the sale of our related disposable products used with the System One.
          Since our inception, we have devoted substantially all of our efforts to the development of the System One and the related products used with the System One. We commenced marketing the System One and the related disposable products to the critical care market in February 2003. We commenced marketing the System One for chronic hemodialysis treatment in September 2004. We expect that the rental or sale of the System One and the sale of related products will account for substantially all of our revenues for the foreseeable future. Most of our related products cannot be used with any other dialysis systems and, therefore, we will derive little or no revenues from related products unless we sell or otherwise place the System One. To the extent that the System One is not a successful product or is withdrawn from the market for any reason, we do not have other products in development that could replace revenues from the System One.
We cannot accurately predict the size of the home hemodialysis market, and it may be smaller or slower to develop than we expect.
          Although home hemodialysis treatment options are available, adoption has been limited. The most widely adopted form of dialysis therapy used in a setting other than a dialysis clinic is peritoneal dialysis. Based on the most recently available data from the United States Renal Data System, or USRDS, the number of patients receiving peritoneal dialysis was approximately 25,000 in 2002, representing approximately 8% of all patients receiving dialysis treatment for ESRD in the United States. Very few ESRD patients receive hemodialysis treatment outside of the clinic setting; USRDS data indicates approximately 1,200 patients were receiving home-based hemodialysis in 2002. Because the adoption of home hemodialysis has been limited to date, the number of patients who desire to, and are capable of, administering their own hemodialysis treatment with a system such as the System One is unknown and there is limited data upon which to make estimates. Our long-term growth will depend on the number of patients who adopt home-based hemodialysis and how quickly they adopt it, and we do not know whether the number of home-based dialysis patients will be greater or fewer than the number of patients performing peritoneal dialysis or how many peritoneal dialysis patients will switch to home-based hemodialysis. We received our home use clearance for the System One from the FDA in June 2005 and we will need to devote significant resources to developing the market. We cannot be certain that this market will develop, how quickly it will develop or how large it will be.
We will require significant capital to build our business, and financing may not be available to us on reasonable terms, if at all.
          We believe that the chronic market is the largest market opportunity for our System One hemodialysis system, and that revenues in this market will represent the majority of our total revenues within one year. We typically bill the dialysis clinic for the rental of the equipment and the sale of the related disposable cartridges and treatment fluids. As a result, we expect that we will generate revenues and cash flow from the use of the cyclers over time rather than upfront from the sale of the cyclers, and we will need significant amounts of working capital to manufacture cyclers for rental to dialysis clinics.

          We only recently began marketing our System One to dialysis clinics for the treatment of ESRD, and we have not achieved widespread market acceptance of our product. We may not be able to generate sufficient revenues and cash flow to meet our capital needs. If our existing resources are insufficient to satisfy our liquidity requirements, we may need to sell additional equity or debt securities. Any sale of additional equity or debt securities may result in additional dilution to our stockholders, and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain this additional financing, we may be required to delay, reduce the scope of, or eliminate one or more aspects of our business strategy, which could harm the growth of our business.
We have limited operating experience, a history of net losses and a significant accumulated deficit and cannot guarantee if and when we will become profitable, or that we will be able to maintain profitability. Our ability to become profitable is dependent in part upon achieving a sufficient scale of operations to yield lower costs of manufacturing our products.
          We have a limited operating history upon which you can evaluate our business and prospects. Since our inception, through June 30, 2005, we have incurred losses every quarter and had an accumulated deficit through that date of approximately $(70.0) million. We expect to incur increasing expenses as we continue to grow our business. We cannot assure you that we will achieve profitability, when we will become profitable, the sustainability of profitability should it occur, or the extent to which we will be profitable.
          In the ESRD market, the cost of manufacturing the System One and the related disposables currently exceeds the market price. Our ability to achieve profitable operations is dependent in part on our success in realizing reductions in the cost of manufacturing our product either through scale of operations, improved purchasing terms or design improvements.
We only recently began marketing our System One hemodialysis system to dialysis clinics for the treatment of ESRD, and our success will depend on our ability to achieve market acceptance of our System One.
          We only recently began marketing our System One for the treatment of ESRD. Our products have limited product and brand recognition and have only been used at a limited number of dialysis clinics and hospitals. In the ESRD market, we will have to convince four distinct constituencies involved in the choice of dialysis therapy, namely operators of dialysis clinics, nephrologists, dialysis nurses and patients, that our system provides an effective alternative to other existing dialysis equipment. Each of these constituencies will use different considerations in reaching their decision. Lack of acceptance by any of these constituencies will make it difficult for us to grow our business. We may have difficulty gaining widespread or rapid acceptance of the System One for a number of reasons including:

•	the failure by us to demonstrate to patients, operators of dialysis clinics, nephrologists, dialysis nurses and others that our product is equivalent or superior to existing therapy options, or that the cost or risk associated with use of our product is not greater than available alternatives;

•	competition from products sold by companies with longer operating histories and greater financial resources, more recognizable brand names and better established distribution networks and relationships with dialysis clinics;

•	the ownership and operation of some dialysis providers by companies that also manufacture and sell competitive dialysis products;

•	the introduction of competing products or treatments that may be more effective, safer, easier to use or less expensive than ours;

•	the number of patients willing and able to perform therapy independently, outside of a traditional dialysis clinic, may be smaller than we estimate; and

•	the continued availability of satisfactory reimbursement from healthcare payors, including Medicare.

Current Medicare reimbursement rates limit the price at which we can market the System One.
          Our ability to attain profitability will be driven in part by our ability to set or maintain adequate pricing for our System One. As a result of legislation passed by the U.S. Congress more than 30 years ago, Medicare provides comprehensive and well-established reimbursement in the United States for ESRD. Although Congress has periodically adjusted the composite rate, changes have been minimal and infrequent. The reimbursement rate is an important factor in a potential customer’s decision to use the System One and limits the fee for which we can rent the System One and sell the related disposable cartridges and treatment fluids. Current rules of the Centers for Medicare and Medicaid Services, or CMS, limit the number of hemodialysis treatments paid for by Medicare to three times a week, unless there is medical justification for additional treatments. Most patients using the System One in the home treat themselves up to six times per week. To the extent that Medicare contractors elect not to pay for the additional treatments, adoption of the System One may be slowed.
As we evolve from a company primarily involved in the development of dialysis products into one that is also involved in the commercialization of those products, we may have difficulty managing our growth and expanding our operations successfully.
          As the commercial launch of the System One continues, we will need to expand our regulatory, manufacturing, sales and marketing and on-going development capabilities or contract with other organizations to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various partners, suppliers, manufacturers and other organizations. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls and reporting systems and procedures. Such growth could place a strain on our administrative and operational infrastructure. We may not be able to make improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.
We compete against other dialysis equipment manufacturers with much greater financial resources and better established products and customer relationships, which may make it difficult for us to penetrate the market and achieve significant sales of our products.
          Our System One will compete directly against equipment produced by Fresenius Medical Care AG, Baxter Healthcare Corporation, Gambro AB, and others, each of which markets one or more FDA-cleared medical devices for the treatment of acute or chronic kidney failure. In addition, Aksys, Ltd., sells a hemodialysis machine, which is also specifically cleared by the FDA for home use. Each of our competitors offers products that have been in use for a longer time than our products and are more widely recognized by physicians, patients and providers. Most of our competitors have significantly more financial and human resources, more established sales, service and customer support infrastructures and spend more on product development and marketing than we do. Many of our competitors also have established relationships with the providers of dialysis therapy and, in the case of Fresenius, own and operate a chain of dialysis clinics. Most of these companies manufacture additional complementary products enabling them to offer a bundle of products and have established sales forces and distribution channels that may afford them a significant competitive advantage.
          The market for our products is competitive, subject to change and affected by new product introductions and other market activities of industry participants, including increased consolidation of ownership of clinics by large dialysis chains. If we are successful, our competitors are likely to develop products that offer features and functionality similar to our System One. Improvements in existing competitive products or the introduction of new competitive products may make it more difficult for us to compete for sales, particularly if those competitive products demonstrate better safety, convenience or effectiveness or are offered at lower prices than our System One. Our ability to successfully market our products could also be adversely affected by pharmacological and technological advances in preventing the progression of ESRD and/or in the treatment of acute kidney failure or fluid overload. If we are unable to compete effectively against existing and future competitors and existing and future alternative treatments and pharmacological and technological advances, it will be difficult for us to penetrate the market and achieve significant sales of our products.
Ownership of dialysis clinics is highly concentrated and if we do not successfully develop and maintain relationships with these companies, it will likely have a negative impact on our business.
          Currently, there are approximately 4,400 dialysis clinics in the United States. Ownership of these clinics is highly consolidated. DaVita controls approximately 28% of the U.S. dialysis clinics, after giving effect to its acquisition of the U.S. dialysis clinics business of Gambro, a manufacturer of dialysis equipment. Fresenius controls approximately 35% of the U.S. dialysis clinics, on a pro forma basis assuming completion of its acquisition of Renal Care Group. Independent clinics and hospitals represent the remaining U.S. clinics. We are currently a qualified vendor for DaVita and Renal Care Group. As of August 31, 2005, we had four patients, representing 2% of our chronic care patients, at one Renal Care Group facility; Renal Care Group has agreed to be acquired by Fresenius. As of August 31, 2005, we also had 16 patients at DaVita clinics; DaVita has entered into a preferred supplier agreement with Gambro, pursuant to which Gambro will provide a significant majority of DaVita’s dialysis equipment and supplies for a period of at least 10 years. We cannot be certain we can maintain our relationships with DaVita and Renal Care Group, particularly in light of these acquisitions. If we do not develop and maintain relationships with these and other customers, or if they do not choose to make available the System One for their patients, it will have a negative impact on our revenues.
The two largest dialysis clinic chains in the United States are affiliated with, or have contractual arrangements with, other dialysis equipment manufacturers, which may present a barrier to adoption of the System One at these chains.
          Fresenius and DaVita own and operate the two largest chains of dialysis clinics in the United States. Fresenius is the largest worldwide manufacturer of dialysis systems. DaVita has acquired the U.S. dialysis clinics business of Gambro, a manufacturer of dialysis equipment. DaVita has also entered into a preferred supplier agreement with Gambro pursuant to which Gambro will provide a significant majority of DaVita’s dialysis equipment and supplies for a period of at least 10 years. Each of Fresenius and DaVita may choose to offer to patients in their dialysis clinics only the dialysis equipment manufactured by them or their affiliates, to offer the equipment they contractually agreed to offer or to otherwise limit access to the equipment manufactured by competitors. If these dialysis clinic chains do not choose to offer the System One to their patients, our business would be adversely affected.
If kidney transplantation becomes a viable treatment option for more patients with ESRD, the market for our System One may be limited.
          While kidney transplantation is the treatment of choice for most ESRD patients, it is not currently a viable treatment for many patients due to the limited number of donor kidneys, the high incidence of kidney transplant rejection and the higher surgical risk associated with older ESRD patients. According to the most recent USRDS data, in 2002 approximately 15,700 patients received kidney transplants in the United States. The development of new medications designed to reduce the incidence of kidney transplant rejection, progress in using kidneys harvested from genetically engineered animals as a source of transplants or any other advances in kidney transplantation could limit the market for our System One.
If we are unable to convince hospitals and healthcare providers of the benefits of our products for the treatment of acute kidney failure and fluid overload, we may not be successful in penetrating the critical care market.
          We sell the System One for use in the treatment of acute kidney failure and fluid overload associated with, among other conditions, congestive heart failure. Physicians currently treat most acute kidney failure patients using conventional hemodialysis systems or dialysis systems designed specifically for use in the ICU. We will need to convince hospitals and healthcare providers that using the System One is as effective as using conventional hemodialysis systems or ICU specific dialysis systems for treating acute kidney failure and that it provides advantages over conventional systems or other ICU specific systems because of its significantly smaller size and ease of operation.
          Fluid overload resulting from congestive heart failure is most often treated with a variety of drugs rather than with ultrafiltration because ultrafiltration is a less well-known, less studied treatment option and as a result, there is a lack of clinical evidence to support its effectiveness. Because the System One would be used to deliver ultrafiltration, we will need to convince hospitals, healthcare providers and third-party payors that ultrafiltration using the System One is as effective and cost-efficient as existing treatments for fluid overload resulting from congestive heart failure.
We are subject to the risk of costly and damaging product liability claims and may not be able to maintain sufficient product liability insurance to cover claims against us.
          If our System One is found to have caused or contributed to injuries or deaths, we could be held liable for substantial damages. Claims of this nature may also adversely affect our reputation, which could damage our position in the market. As is the case with a number of other medical device companies, it is likely that product liability claims will be brought against us. Since their introduction into the market, our products have been subject to two voluntary recalls and one voluntary product withdrawal. Our first voluntary recall occurred in February 2001 in Canada and related to a software glitch that we detected in our predecessor system, which could have increased the likelihood of a clotted filter during treatment. There were no patient injuries associated with this recall, and the software glitch was remedied with a subsequent software release. The second voluntary recall occurred in April 2004 in the United States relating to pinhole-sized dialysate leaks in our cartridge. The leaks were readily observable and required a cartridge replacement to continue treatment. There were no patient injuries associated with this recall; we subsequently switched suppliers and instituted additional testing requirements to minimize the chance for pinhole-sized leaks in our cartridges. The voluntary market withdrawal occurred in May 2002 when we suspended sales of our predecessor system while we addressed issues involving limited instances of contaminated hemofiltration fluids compounded by a pharmacy and supplied by a third-party. Six patients exposed to contaminated fluids reported fevers and/or chills, with no lasting clinical effect. We subsequently modified our cartridge to allow for an additional filter to remove contaminants from fluids used with our product. Our products may be subject to further recalls or withdrawals, which could increase the likelihood of product liability claims. We have also received several reports of operator error from both patients in the home hemodialysis setting and nurses in the critical care setting. Instances of operator error could also increase the likelihood of product liability claims.
          Although we maintain insurance, including product liability insurance, we cannot assure you that any claim that may be brought against us will not result in court judgments or settlements in amounts that are in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance.
          Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure additional insurance coverage in the future. A product liability claim, whether meritorious or not, could be time consuming, distracting and expensive to defend and could result in a diversion of management and financial resources away from our primary business, in which case our business may suffer.
We have had limited sales, marketing, customer service and distribution experience. We need to expand our sales and marketing, customer service and distribution infrastructures to be successful in penetrating the dialysis market.
          We currently market and sell the System One through our own sales force, and we have had limited experience in sales, marketing and distribution of dialysis products. As of June 30, 2005, we had 40 employees in our sales, marketing and distribution organization, including 14 direct sales representatives. We plan to expand our sales, marketing, customer service and distribution infrastructures. We cannot assure you that we will be able to attract experienced personnel to our early-stage company and build an adequate sales and marketing, customer service and distribution staff or that the cost will not be prohibitive.
We face risks associated with having international manufacturing operations, and if we are unable to manage these risks effectively, our business could suffer.
          In addition to our operations in Lawrence, Massachusetts, we operate an office and manufacturing facility in Rosdorf, Germany. We are subject to a number of risks and challenges that specifically relate to these international operations, and we may not be successful if we are unable to meet and overcome these challenges. These risks include fluctuations in foreign currency exchange rates that may increase the U.S. dollar cost of the disposables we purchase from foreign third-party suppliers, costs associated with sourcing and shipping goods internationally, difficulty managing operations in multiple locations and local regulations that may restrict or impair our ability to conduct our operations.
Risks Related to the Regulatory Environment
We are subject to significant regulation, primarily by the FDA. We cannot market or commercially distribute our products without obtaining and maintaining necessary regulatory clearances or approvals.
          Our System One and related products, including the disposables required for its use, are all medical devices subject to extensive regulation in the United States, and in foreign markets we may wish to enter. To market a medical device in the United States, approval or clearance by the FDA is required, either through the pre-market approval process or the 510(k) clearance process. We have obtained the FDA clearances necessary to sell our current products under the 510(k) clearance process. Medical devices may only be promoted and sold for the indications for which they are approved or cleared. In addition, even if the FDA has approved or cleared a product, it can take action affecting such product approvals or clearances if serious safety or other problems develop in the marketplace. We may be required to obtain 510(k) clearances or pre-market approvals for additional products, product modifications, or for new indications for the System One. We cannot assure you that such clearances or approvals would be forthcoming, or, if forthcoming, what the timing and expense of obtaining such clearances or approvals might be. Delays in obtaining clearances or approvals could adversely affect our ability to introduce new products or modifications to our existing products in a timely manner, which would delay or prevent commercial sales of our products.
Modifications to our marketed devices may require new regulatory clearances or pre-market approvals, or may require us to cease marketing or recall the modified devices until clearances or approvals are obtained.
          Any modifications to a 510(k) cleared device that could significantly affect its safety or effectiveness, or would constitute a major change in its intended use, requires the submission of another pre-market notification to address the change. Although in the first instance we may determine that a change does not rise to a level of significance that would require us to make a pre-market notification submission, the FDA may disagree with us and can require us to submit a 510(k) for a significant technological change or major change or modification in intended use, despite a documented rationale for not submitting a pre-market notification. We have modified various aspects of the System One and have filed and received clearance from the FDA with respect to some of the changes in the design of our products. If the FDA requires us to submit a 510(k) for any modification to a previously cleared device, or in the future a device that has received 510(k) clearance, we may be required to cease marketing the device, recall it, and not resume marketing until we obtain clearance from the FDA for the modified version of the device. Also, we may be subject to regulatory fines, penalties and/or other sanctions authorized by the Federal Food, Drug, and Cosmetic Act. In the future, we intend to introduce new products and enhancements and improvements to existing products. We cannot assure you that the FDA will clear any new product or product changes for marketing or what the timing of such clearances might be. In addition, new products or significantly modified marketed products could be found to be not substantially equivalent and classified as products requiring the FDA’s approval of a pre-market approval application, or PMA, before commercial distribution would be permissible. PMAs usually require substantially more data than 510(k) submissions and their review and approval or denial typically takes significantly longer than a substantially equivalent 510(k) decision. Also, PMA products require approval supplements for any change that affects safety and effectiveness before the modified device may be marketed. Delays in our receipt of regulatory clearance or approval will cause delays in our ability to sell our products, which will have a negative effect on our revenues growth.
Even if we obtain the necessary FDA clearances or approvals, if we or our suppliers fail to comply with ongoing regulatory requirements our products could be subject to restrictions or withdrawal from the market.
          We are subject to the Medical Device Reporting, or MDR, regulations that require us to report to the FDA if our products may have caused or contributed to patient death or serious injury, or if our device malfunctions and a recurrence of the malfunction would likely result in a death or serious injury. We must also file reports of device corrections and removals and adhere to the FDA’s rules on labeling and promotion. Our failure to comply with these or other applicable regulatory requirements could result in enforcement action by the FDA, which may include any of the following:

•	untitled letters, warning letters, fines, injunctions and civil penalties;

•	administrative detention, which is the detention by the FDA of medical devices believed to be adulterated or misbranded;

•	customer notification, or orders for repair, replacement or refund;

•	voluntary or mandatory recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusal to review pre-market notification or pre-market approval submissions;

•	rescission of a substantial equivalence order or suspension or withdrawal of a pre-market approval; and

•	criminal prosecution.
Our products are subject to market withdrawals or product recalls after receiving FDA clearance or approval, and market withdrawals and product recalls could cause the price of our stock to decline and expose us to product liability or other claims or could otherwise harm our reputation and financial results.
          Complex medical devices, such as the System One, can experience performance problems in the field that require review and possible corrective action by us or the product manufacturer. We cannot assure you that component failures, manufacturing errors, design defects and/or labeling inadequacies, that could result in an unsafe condition or injury to the operator or the patient will not occur. These could lead to a government mandated or voluntary recall by us. The FDA has the authority to require the recall of our products in the event a product presents a reasonable probability that it would cause serious adverse health consequences or death. Similar regulatory agencies in other countries have similar authority to recall devices because of material deficiencies or defects in design or manufacture that could endanger health. We believe that the FDA would request that we initiate a voluntary recall if a product was defective or presented a risk of injury or gross deception. Any recall would divert management attention and financial resources, could cause the price of our stock to decline and expose us to product liability or other claims and harm our reputation with customers. A recall involving the System One could be particularly harmful to our business and financial results, because the System One is our only product.

If we or our contract manufacturers fail to comply with FDA’s Quality System regulations, our manufacturing operations could be interrupted, and our product sales and operating results could suffer.
          Our finished goods manufacturing processes, and those of some of our contract manufacturers, are required to comply with the FDA’s Quality System regulations, or QSRs, which cover the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. The FDA enforces its QSRs through periodic unannounced inspections of manufacturing facilities. We and our contract manufacturers have been, and anticipate in the future being, subject to such inspections. Our U.S. manufacturing facility has previously had two FDA QSR inspections. The first resulted in one observation, which was rectified during the inspection and required no further response from us. The second inspection resulted in no observations. We cannot assure you that any future inspections would have the same result. If one of our manufacturing facilities or those of any of our contract manufacturers fails to take satisfactory corrective action in response to an adverse QSR inspection, FDA could take enforcement action, including issuing a public warning letter, shutting down our manufacturing operations, recalling of our products, refusing to approve new marketing applications, instituting legal proceedings to detain or seize products or imposing civil or criminal penalties or other sanctions, any of which could cause our business and operating results to suffer.
Changes in reimbursement for treatment for ESRD could affect the adoption of our System One and the level of our future product sales.
          In the United States, all patients who suffer from ESRD, regardless of age, are eligible for coverage under Medicare, after a requisite waiting period if other insurance is available. As a result, more than 80% of patients with ESRD are covered by Medicare. Although we rent and sell our products to hospitals, dialysis centers and other healthcare providers and not directly to patients, the reimbursement rate for ESRD treatments is an important factor in a potential customer’s decision to purchase the System One. The dialysis centers that purchase our product rely on adequate third-party payor coverage and reimbursement to maintain their ESRD facilities. CMS sets the reimbursement rates for procedures covered by Medicare. There is some regional variation in the composite rate for dialysis services, but the national average rate is currently approximately $140 per treatment, which is intended to cover most items and services related to the treatment of ESRD, but does not include payment for physician services or separately billable laboratory services or drugs. Although Congress has periodically adjusted the composite rate, changes have been infrequent. Changes in Medicare reimbursement rates could negatively affect demand for our products and the prices we charge for them.
          Most ESRD patients who use our product for dialysis therapy in the home treat themselves six times per week. CMS rules, however, limit the number of hemodialysis treatments paid for by Medicare to three a week, unless there is medical justification for the additional treatments. The determination of medical justification must be made at the local Medicare contractor level on a case-by-case basis. If daily therapy is prescribed, a clinic’s decision as to how much it is willing to spend on dialysis equipment and services will be at least partly dependent on whether Medicare will reimburse more than three treatments per week for the clinic’s patients.
          Unlike Medicare reimbursement for ESRD, Medicare only reimburses healthcare providers for acute kidney failure and fluid overload treatment if the patient is otherwise eligible for Medicare, based on age or disability. Medicare and many other third party payors and private insurers reimburse these treatments provided to hospital inpatients under a traditional diagnosis related system. Under this system, reimbursement is determined based on a patient’s primary diagnosis and is intended to cover all costs of treating the patient. The presence of acute kidney failure or fluid overload increases the severity of the primary diagnosis and, accordingly, may increase the amount reimbursed. For care of these patients to be cost-effective, hospitals must manage the longer hospitalization stays and significantly more nursing time typically necessary for patients with acute kidney failure and fluid overload. If we are unable to convince hospitals that our System One provides a cost-effective treatment alternative under this diagnosis related group reimbursement system, they may not purchase our product.

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.
          In both the United States and foreign countries, there have been legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. The federal government and some states have enacted healthcare reform legislation, and further federal and state proposals are likely. We cannot predict the exact form this legislation may take, the probability of passage, and the ultimate effect on NxStage. Our business could be adversely affected by future healthcare reforms or changes in Medicare.
Failure to obtain regulatory approval in foreign jurisdictions would prevent us from marketing our products outside the United States.
          Although we have not initiated any marketing efforts in jurisdictions outside of the United States and Canada, we intend in the future to market our products in other markets. In order to market our products in the European Union or other foreign jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies from country to country and can involve additional testing. The time required to obtain approval abroad may be longer than the time required to obtain FDA clearance. The foreign regulatory approval process includes many of the risks associated with obtaining FDA clearance and we may not obtain foreign regulatory approvals on a timely basis, if at all. FDA clearance does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market outside the United States, which could negatively effect our overall market penetration.
We currently have obligations under our contracts with dialysis clinics to protect the privacy of patient health information.
          In the course of performing our business we obtain, from time to time, confidential patient health information. For example, we learn patient names and addresses when we ship our System One supplies to home hemodialysis patients. We may learn patient names and be exposed to confidential patient health information when we provide training on System One operations to our customer’s staff. Our home hemodialysis patients may also call our customer service representatives directly and, during the call, disclose confidential patient health information. U.S. Federal and state laws protect the confidentiality of certain patient health information, in particular individually identifiable information, and restrict the use and disclosure of that information. At the federal level, the Department of Health and Human Services promulgated health information and privacy and security rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. At this time, we are not a HIPAA covered entity and consequently are not directly subject to HIPAA. However, we have entered into several business associate agreements with covered entities that contain commitments to protect the privacy and security of patients’ health information and, in some instances, require that we indemnify the covered entity for any claim, liability, damage, cost or expense arising out of or in connection with a breach of the agreement by NxStage. If we were to violate one of these agreements, we could lose customers and be exposed to liability and/or our reputation and business could be harmed. In addition, conduct by a person that is not a covered entity could potentially be prosecuted under aiding and abetting or conspiracy laws if there is an improper disclosure or misuse of patient information.
          Many state laws apply to the use and disclosure of health information, which could affect the manner in which we conduct our business. Such laws are not necessarily preempted by HIPAA, in particular those laws that afford greater protection to the individual than does HIPAA. Such state laws typically have their own penalty provisions, which could be applied in the event of an unlawful action affecting health information.

We are subject to federal and state laws prohibiting “kickbacks” and false and fraudulent claims which, if violated, could subject us to substantial penalties. Additionally, any challenges to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.
          The Medicare/ Medicaid anti-kickback laws, and several similar state laws, prohibit payments that are intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws affect our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers or users of medical devices. In particular, these laws influence, among other things, how we structure our sales and rental offerings, including discount practices, customer support, education and training programs and physician consulting and other service arrangements. Although we seek to structure such arrangements in compliance with applicable requirements, these laws are broadly written, and it is often difficult to determine precisely how these laws will be applied in specific circumstances. If one of our sales representatives were to offer an inappropriate inducement to purchase our System One to a customer, we could be subject to a claim under the Medicare/ Medicaid anti-kickback laws.
          Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payments from Medicare, Medicaid or other third-party payors that are false or fraudulent, or for items or services that were not provided as claimed. Although we do not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by providing inaccurate billing or coding information to customers, or through certain other activities. In providing billing and coding information to customers, we make every effort to ensure that the billing and coding information furnished is accurate and that treating physicians understand that they are responsible for all billing and prescribing decisions, including the decision as to whether to order dialysis services more frequently than three times per week. Nevertheless, we cannot assure that the government will regard any billing errors that may be made as inadvertent or that the government will not examine our role in providing information to our customers concerning the benefits of daily therapy. Anti-kickback and false claims laws prescribe civil, criminal and administrative penalties for noncompliance, which can be substantial. Moreover, an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to, and thus could harm our business and results of operations.
Foreign governments tend to impose strict price controls, which may adversely affect our future profitability.
          Although we have not initiated any marketing efforts in jurisdictions outside of the United States and Canada, we intend in the future to market our products in other markets. In some foreign countries, particularly in the European Union, the pricing of medical devices is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to supply data that compares the cost-effectiveness of the System One to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, it may not be profitable to sell our products outside of the United States, which would negatively affect the long-term growth of our business.
Our business activities involve the use of hazardous materials, which require compliance with environmental and occupational safety laws regulating the use of such materials. If we violate these laws, we could be subject to significant fines, liabilities or other adverse consequences.
          Our research and development programs as well as our manufacturing operations involve the controlled use of hazardous materials. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. Although we believe that our safety procedures for handling and disposing of these materials comply in all material respects with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or failure to comply with environmental laws, we could be held liable for resulting damages, and any such liability could exceed our insurance coverage.
Risks Related to our Operations
We depend on the services of our senior executives and certain key engineering, scientific, clinical and marketing personnel, the loss of whom could negatively affect our business.
          Our success depends upon the skills, experience and efforts of our senior executives and other key personnel, including our chief executive officer, certain members of our engineering staff, our marketing executives and managers and our clinical educators. Much of our corporate expertise is concentrated in relatively few employees, the loss of which for any reason could negatively affect our business. Competition for our highly skilled employees is intense and we cannot prevent the resignation of any employee. We have agreements with all of our executive officers that contain non-competition provisions that may prevent a former employee of ours from working for a competitor for a period of time; however, these clauses may not be enforceable, or enforceable only in part, or the company may choose not to seek enforcement. We do not maintain “key man” life insurance on any of our senior executives, other than our chief executive officer.
We obtain some of the components and subassemblies included in the System One from a single source or a limited group of manufacturers or suppliers, and the partial or complete loss of one of these manufacturers or suppliers could cause significant production delays, an inability to meet customer demand and a substantial loss in revenues.
          We depend on single source suppliers for some of the components and subassemblies we use in the System One. KMC Systems, Inc. is our only contract manufacturer of the System One cycler; B. Braun Medizintechnologie GmbH is our only supplier of bicarbonate-based dialysate used with the System One; Membrana GmbH is our only supplier of the fiber used in our filters; and Medisystems Corporation is our only supplier of tubing and certain other components used in the System One disposable cartridge. We also obtain certain other components included in the System One from other single source suppliers or a limited group of suppliers. Medisystems is a related party to NxStage. David Utterberg, the chief executive officer and sole stockholder of Medisystems, is a member of our board of directors and holds approximately 13.1% of our outstanding common stock on an as converted basis, or approximately 9.5% following the completion of this offering. Our dependence on single source suppliers of components, subassemblies and finished goods exposes us to several risks, including disruptions in supply, price increases, late deliveries, or an inability to meet customer demand. This could lead to customer dissatisfaction, damage to our reputation, or cause customers to switch to competitive products. Any interruption in supply could be particularly damaging to our customers using the System One to treat chronic ESRD and who need weekly access to the System One and related disposables.
          Finding alternative sources for these components and subassemblies would be difficult in many cases and may entail a significant amount of time and disruption. In some cases, we would need to change the components or subassemblies if we sourced them from an alternative supplier. This, in turn, could require a redesign of our System One and, potentially, further FDA clearance or approval of any modification, thereby causing further costs and delays.
We do not have long-term supply contracts with many of our third-party suppliers.
          We purchase components and subassemblies from third-party suppliers, including some of our single source suppliers, through purchase orders and do not have long-term supply contracts with many of these third-party suppliers. Many of our third-party suppliers, therefore, are not obligated to perform services or supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. We do not maintain large volumes of inventory from most of these suppliers. If we inaccurately forecast demand for components or subassemblies, our ability to manufacture and commercialize the System One could be delayed and our competitive position and reputation could be harmed. In addition, if we fail to effectively manage our relationships with these suppliers, we may be required to change suppliers which would be time consuming and disruptive.
Risks Relating to Intellectual Property
If we are unable to protect our intellectual property and prevent its use by third parties, we will lose a significant competitive advantage.
          We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws to protect our proprietary technology and prevent others from duplicating our products. However, these means may afford only limited protection and may not:

•	prevent our competitors from duplicating our products;

•	prevent our competitors from gaining access to our proprietary information and technology; or

•	permit us to gain or maintain a competitive advantage.
          Any of our patents may be challenged, invalidated, circumvented or rendered unenforceable. We cannot assure you that we will be successful should one or more of our patents be challenged for any reason. If our patent claims are rendered invalid or unenforceable, or narrowed in scope, the patent coverage afforded our products could be impaired, which could make our products less competitive.
          As of June 30, 2005, we had 55 pending patent applications, including foreign, international and U.S. applications, and 17 U.S. issued patents. We cannot specify which of these patents individually or as a group will permit us to gain or maintain a competitive advantage. We cannot assure you that any pending or future patent applications we hold will result in an issued patent or that if patents are issued to us, that such patents will provide meaningful protection against competitors or against competitive technologies. The issuance of a patent is not conclusive as to its validity or enforceability. The United States federal courts or equivalent national courts or patent offices elsewhere may invalidate our patents or find them unenforceable. Competitors may also be able to design around our patents. Our patents and patent applications cover particular aspects of our products. Other parties may develop and obtain patent protection for more effective technologies, designs or methods for treating kidney failure. If these developments were to occur, it would likely have an adverse effect on our sales.
          The laws of foreign countries may not protect our intellectual property rights effectively or to the same extent as the laws of the United States. If our intellectual property rights are not adequately protected, we may not be able to commercialize our technologies, products or services and our competitors could commercialize similar technologies, which could result in a decrease in our sales and market share.
Our products could infringe the intellectual property rights of others, which may lead to litigation that could itself be costly, could result in the payment of substantial damages or royalties, and/or prevent us from using technology that is essential to our products.
          The medical device industry in general has been characterized by extensive litigation and administrative proceedings regarding patent infringement and intellectual property rights. Products to provide kidney replacement therapy have been available in the market for more than 30 years and our competitors hold a significant number of patents relating to kidney replacement devices, therapies, products and supplies. Although no third party has threatened or alleged that our products or methods infringe their patents or other intellectual property rights, we cannot assure you that our products or methods do not infringe the patents or other intellectual property rights of third parties. If our business is successful, the possibility may increase that others will assert infringement claims against us.
          Infringement and other intellectual property claims and proceedings brought against us, whether successful or not, could result in substantial costs and harm to our reputation. Such claims and proceedings can also distract and divert management and key personnel from other tasks important to the success of the business. In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease selling or using any of our products that incorporate the asserted intellectual property, which would adversely affect our revenues;

•	pay substantial damages for past use of the asserted intellectual property;

•	obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all and which could reduce profitability; and

•	redesign or rename, in the case of trademark claims, our products to avoid infringing the intellectual property rights of third parties, which may not be possible and could be costly and time-consuming if it is possible to do so.
Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.
          In order to protect our proprietary technology and processes, we also rely in part on confidentiality agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers, advisors and others. These agreements may not effectively prevent disclosure of confidential information and trade secrets and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover or reverse engineer trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.
We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of other companies’ former employees.
          Many of our employees were previously employed at other medical device companies focused on the development of dialysis products, including our competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in defending against these claims, litigation could result in substantial costs, damage to our reputation and be a distraction to management.
Risks Relating to this Offering
An active trading market for our common stock may not develop and you may not be able to resell your shares at or above the initial public offering price.
          Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock approved for quotation on the Nasdaq National Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after the offering. The market price of our stock may decline below the initial public offering price, and you may not be able to resell your shares at or above the initial public offering price.

Our stock price is likely to be volatile, and the market price of our common stock after this offering may drop below the price you pay.
          The market price of our common stock could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. Market prices for securities of early stage companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	timing of market acceptance of our products;

•	timing of achieving profitability and positive cash flow from operations;

•	changes in estimates of our financial results or recommendations by securities analysts or the failure to meet or exceed securities analysts’ expectations;

•	actual or anticipated variations in our quarterly operating results;

•	reports by officials or health or medical authorities, the general media or the FDA regarding the potential benefits of the System One or of similar dialysis products distributed by other companies or of daily or home dialysis;

•	announcements by the FDA of non-clearance or non-approval of our products, or delays in the FDA or other foreign regulatory agency review process;

•	product recalls;

•	regulatory developments in the United States and foreign countries;

•	changes in third-party healthcare reimbursements, particularly a decline in the level of Medicare reimbursement for dialysis treatments;

•	litigation involving our company or our general industry or both;

•	announcements of technical innovations or new products by us or our competitors;

•	developments or disputes concerning our patents or other proprietary rights;

•	our ability to manufacture and supply our products to commercial standards;

•	significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	departures of key personnel; and

•	investors’ general perception of our company, our products, the economy and general market conditions.
          The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.
          In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.
Management will have broad discretion in the use of the net proceeds from this offering and may not use them effectively or in a manner that differs from the uses described in the prospectus.
          Although we intend to use the net proceeds of this offering to, among other things, finance working capital needs, including investment in System One field equipment and in sales and marketing programs, expand our manufacturing capabilities and fund continuing operations, we cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. We will have broad discretion in the application of the net proceeds, including for any of the purposes described in the “Use of Proceeds” section of this prospectus. However, our plans may change and we could use the net proceeds in ways with which stockholders do not agree, or for corporate purposes that may not result in a significant or any return on your investment. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
If you purchase our common stock in this offering, you will experience immediate and substantial dilution in the book value of your shares.
          The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $7.48 per share, based on an initial public offering price of $11.50 per share, the midpoint of the price range set forth on the cover page of this prospectus. Further, investors purchasing common stock in this offering will contribute approximately 40.6% of the total amount invested by stockholders since our inception, but will own only approximately 27.2% of the shares of common stock outstanding.
          This dilution is due to our existing investors having purchased shares prior to this offering for substantially less than the price offered to the public in this offering, as well as the exercise of stock options granted to our employees with exercise prices lower than the price offered to the public in this offering. As of June 30, 2005, options to purchase 1,960,542 shares of common stock at a weighted-average exercise price of $4.42 per share were outstanding, and warrants to purchase preferred and common stock totaling 203,625 shares, on an as converted basis, with a weighted-average exercise price of $7.58, were outstanding. The exercise of any of these options or warrants would result in additional dilution. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of liquidation.
Our executive officers, directors and current and principal stockholders own a large percentage of our voting common stock and could limit new stockholders’ influence on corporate decisions or could delay or prevent a change in corporate control.
          After this offering, our directors, executive officers and current holders of more than 5% of our outstanding common stock, together with their affiliates and related persons, will beneficially own, in the aggregate, approximately 61.9% of our outstanding common stock, or 59.5% if the underwriters exercise their overallotment option in full. Further, certain of our affiliates, including Atlas Venture, Sprout Group, Healthcare Investment Partners Holdings LLC and David S. Utterberg, have indicated an interest in purchasing up to an aggregate of 825,000 shares of our common stock in this offering at the initial public offering price. Assuming an initial public offering price of $11.50 per share, the midpoint of the estimated price range shown on the cover page of this prospectus, these affiliates would purchase up to $9.49 million of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these affiliates may not purchase any common stock in this offering. In the event that certain of these affiliates purchase shares of our comment stock in this offering, after the offering, our directors, executive officers and current holders of more than 5% of our outstanding common stock, together with their affiliates and related persons, would beneficially own, in the aggregate, approximately 65.9% of our outstanding common stock, or 63.4% if the underwriters exercise their overallotment option in full. As a result, these stockholders, if acting together, will have the ability to determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets and other extraordinary transactions. The interests of this group of stockholders may not always coincide with our corporate interests or the interests of other stockholders, and they may act in a manner with which you may not agree or that may not be in the best interests of other stockholders. This concentration of ownership may have the effect of:

•	delaying, deferring or preventing a change in control of our company;

•	entrenching our management and/or board;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.
          Certain of our affiliates have indicated an interest in purchasing up to an aggregate of 825,000 shares of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering.
Anti-takeover provisions in our certificate of incorporation and bylaws and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.
          Provisions in our certificate of incorporation and our bylaws that will become effective upon the completion of this offering may delay or prevent an acquisition of us. In addition, these provisions may frustrate or prevent attempts by our stockholders to replace or remove members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

•	a prohibition on actions by our stockholders by written consent;

•	the ability of our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors;

•	advance notice requirements for nominations of directors or stockholder proposals; and

•	the requirement that board vacancies be filled by a majority of our directors then in office.
          In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the offer may be considered beneficial by some stockholders.
If there are substantial sales of our common stock in the market by our existing stockholders, our stock price could decline.
          If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. After this offering, we will have outstanding 20,191,521 shares of common stock based on the number of shares outstanding as of June 30, 2005. This includes the 5,500,000 shares that we are selling in this offering, which may be immediately resold in the public market without restriction, unless those shares are purchased by our affiliates. Certain of our affiliates, including Atlas Venture, Sprout Group, Healthcare Investment Partners Holdings LLC and David S. Utterberg, have indicated an interest in purchasing up to an aggregate of 825,000 shares of our common stock in this offering at the public offering price. Assuming an initial public offering price of $11.50 per share, the midpoint of the estimated price range shown on the cover page of this prospectus, these affiliates would purchase up to $9.49 million of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these affiliates may not purchase any common stock in this offering. Any shares purchased by our affiliates in this offering may only be sold in compliance with the volume limitations of Rule 144. These volume limitations restrict the number of shares that may be sold by an affiliate in any three-month period to the greater of 1% of the number of shares then outstanding, which will equal approximately 201,915 shares immediately after this offering based on the number of shares outstanding as of June 30, 2005, or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. The remaining 14,691,521 shares, or 72.8% of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future as set forth below.
          Upon completion of this offering, subject to certain conditions, holders of an aggregate of approximately 13,401,348 shares of common stock will have rights with respect to the registration of these shares of common stock with the Securities and Exchange Commission, or SEC. If we register their shares of common stock following the expiration of the lock-up agreements, they can sell those shares in the public market.
          Promptly following this offering, we intend to register approximately 4,085,009 shares of common stock that are authorized for issuance under our stock plans, employee stock purchase plan and outstanding stock options. As of June 30, 2005, 1,960,542 shares were subject to outstanding options, all of which will vest and become fully exercisable upon the closing of this offering. Once we register the shares authorized for issuance under our stock plans, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144.
Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to comply with public company regulations.
          We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and the Nasdaq National Market, have imposed various new requirements on public companies, including changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain increased levels of coverage.
          In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, commencing in fiscal 2006, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the Nasdaq National Market, SEC or other regulatory authorities.
We do not anticipate paying cash dividends, and accordingly stockholders must rely on stock appreciation for any return on their investment in us.
          We anticipate that we will retain our earnings for future growth and therefore do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of our common stock will provide a return to investors in this offering. Investors seeking cash dividends should not invest in our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the expectations underlying any of our forward-looking statements are reasonable, these expectations may prove to be incorrect and all of these statements are subject to risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions, projections or expectations prove incorrect, actual results, performance or financial condition may vary materially and adversely from those anticipated, estimated or expected. We have identified below some important factors that could cause our forward-looking statements to differ materially from actual results, performance or financial conditions:

•	failure of the home hemodialysis market to expand or expand at the rate we expect;

•	our inability to grow our customer base and increase the adoption rate of home hemodialysis;

•	our inability to adequately grow our operations and attain sufficient operating scale;

•	our inability to obtain adequate profit margins;

•	changes in Medicare dialysis reimbursement policies, the composite rate or the reimbursement policies or rates of other governmental or private payors;

•	regulatory action by the FDA and changes in, or our failure to comply with, government regulations;

•	our inability to achieve product development milestones or the introduction of technical innovations or new products by our competitors;

•	our inability to effectively protect our intellectual property and not infringe on the intellectual property of others;

•	our inability to raise sufficient capital when necessary;

•	loss of any significant suppliers, especially sole-source suppliers;

•	loss of key personnel;

•	liability resulting from litigation; and

•	other factors discussed elsewhere in this prospectus.
          We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. We have included important factors in the cautionary statements included in this prospectus, particularly in the section entitled “Risk Factors” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS
          We estimate that we will receive net proceeds to us from this offering of approximately $57.1 million, assuming an initial public offering price of $11.50 per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ overallotment option is exercised in full, we estimate the net proceeds will be approximately $65.9 million.
          We currently estimate that of the net proceeds of this offering we will spend:

•	approximately $25 million to finance working capital needs, including investment in System One field equipment and in sales and marketing programs, including hiring additional personnel;

•	approximately $30 million to fund continuing operations; and

•	approximately $2 million to expand our manufacturing capabilities.
          We intend to use any remaining proceeds for general corporate purposes.
          This expected use of the net proceeds of this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of our actual expenditures will depend upon numerous factors, including the success of our ongoing commercial efforts.
          Pending the application of the net proceeds of the offering as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.
DIVIDEND POLICY
          We have never declared or paid any dividends on our common stock. We currently intend to retain any future earnings to finance our research and development efforts, the development of our proprietary technologies and the expansion of our business and do not intend to declare or pay cash dividends on our capital stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION
          The following table sets forth our unaudited capitalization as of June 30, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the receipt of gross proceeds of $16 million from the sale of 2,197,801 shares of Series F-1 preferred stock in July 2005; and

•	on a pro forma as adjusted basis to give effect to the: (a) the sale of 2,197,801 shares of Series F-1 preferred stock in July 2005 and the receipt of $16 million of gross proceeds therefrom, (b) automatic conversion of all of our shares of redeemable convertible preferred stock outstanding as of June 30, 2005 and shares of Series F-1 preferred stock into 12,124,840 shares of common stock and (c) the receipt of net proceeds of $57.1 million from the sale of the 5,500,000 shares of common stock in this offering at an assumed public offering price of $11.50 per share, less underwriting discounts and commissions and estimated offering expenses payable by us.
          If the initial public offering price is greater than $12.25 per share, the number of shares of common stock into which the outstanding (a) Series F preferred stock will convert will decrease based on the actual initial public offering price by up to 439,929 shares, and (b) Series F-1 preferred stock will convert will decrease based on the actual initial public offering price by up to 351,939 shares.

          You should read this information together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	June 30, 2005

			Pro Forma As
	Actual	Pro Forma	Adjusted

		(Unaudited)
Current portion of long-term debt	$1,597,576	$1,597,576	$1,597,576
Long-term debt, less current portion	2,263,409	2,263,409	2,263,409
Redeemable convertible preferred stock, at redemption value:
Series B-authorized — 1,875,000 shares; issued and outstanding — 1,875,000 shares, actual and pro forma; no shares pro forma as adjusted	5,006,250	5,006,250	—
Series C-authorized — 1,155,169 shares; issued and outstanding — 1,151,632 shares, actual and pro forma; no shares pro forma as adjusted	6,000,003	6,000,003	—
Series D-authorized — 5,011,173 shares; issued and outstanding — 4,857,622 shares, actual and pro forma; no shares pro forma as adjusted	29,000,008	29,000,008	—
Series E-authorized — 2,690,846 shares; issued and outstanding — 2,669,908 shares, actual and pro forma; no shares pro forma as adjusted	15,939,351	15,939,351	—
Series F-authorized — 2,829,671 shares; issued and outstanding — 2,747,253 shares, actual and pro forma; no shares pro forma as adjusted	20,000,002	20,000,002	—
Series F-1-authorized, issued and outstanding — no shares actual; 2,197,801 shares pro forma; no shares pro forma as adjusted	—	16,000,000	—

Total redeemable convertible preferred stock	75,945,614	91,945,614	—

Stockholders’ equity (deficit):
Common stock, $0.001 par value-authorized — 20,000,000 shares; issued and outstanding — 2,566,681 shares actual and pro forma; 20,191,521 shares pro forma as adjusted	2,567	2,567	20,192
Additional paid-in capital	2,472,363	2,472,363	151,482,197
Deferred stock-based compensation	(388,392)	(388,392)	(388,392)
Accumulated deficit	(70,011,854)	(70,011,854)	(70,011,854)
Accumulated other comprehensive income (loss)	(25,273)	(25,273)	(25,273)

Total stockholders’ equity (deficit)	(67,950,589)	(67,950,589)	81,076,870

Total capitalization	$11,856,010	$27,856,010	$84,937,855

DILUTION
          If you invest in our common stock, your interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. The net tangible book value of our common stock as of June 30, 2005 was ($68.0) million or ($26.47) per share of common stock outstanding. Net tangible book value per share represents the amount of stockholders’ deficit divided by 2,566,681 shares of common stock outstanding at that date, which stockholders’ deficit and number of shares does not include the conversion of preferred stock into common stock upon completion of this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.
          After giving effect to (a) the receipt of gross proceeds of $16 million from the sale of 2,197,801 shares of Series F-1 preferred stock in July 2005, (b) the automatic conversion of all of our shares of redeemable convertible preferred stock outstanding as of June 30, 2005 and shares of Series F-1 preferred stock into 12,124,840 shares of common stock upon completion of this offering and (c) the receipt of net proceeds of $57.1 million from the sale of the 5,500,000 shares of common stock in this offering at an assumed public offering price of $11.50 per share, less underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2005 would have been $81.1 million, or approximately $4.02 per share. This represents an immediate increase in net tangible book value of $30.49 per share to existing stockholders and an immediate dilution in net tangible book value of $7.48 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$11.50
Net tangible book value per share as of June 30, 2005	(26.47)
Pro forma increase in net tangible book value per share attributable to conversion of convertible preferred stock	28.11
Increase per share attributable to this offering	2.39

Pro forma net tangible book value per share at June 30, 2005 after giving effect to this offering		4.02

Dilution per share to new investors		$7.48

          Assuming the exercise in full of the underwriters’ overallotment option, our pro forma net tangible book value at June 30, 2005 would have been approximately $4.28 per share, representing an immediate increase in the pro forma net tangible book value of $30.75 per share to our existing stockholders and an immediate dilution in net tangible book value of $7.22 per share to new investors.
          The following table summarizes, on a pro forma basis, as of June 30, 2005, the difference between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders, by new investors in this offering at an assumed initial public offering price of $11.50 per share, before deducting underwriting discounts and estimated offering expenses.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	14,691,521	72.8%	$92,398,852	59.4%	$6.29
New investors	5,500,000	27.2%	63,250,000	40.6%	$11.50

Total	20,191,521	100.0%	$155,648,852	100.0%	$7.71

          The foregoing tables and calculations are based on shares of our common stock outstanding as of June 30, 2005 after giving effect to the sale of 2,197,801 shares of Series F-1 preferred stock in July 2005 and the automatic conversion of all of our shares of preferred stock into 12,124,840 shares of common stock upon completion of this offering, and exclude:

•	1,960,542 shares of common stock issuable upon exercise of outstanding stock options at June 30, 2005 with a weighted-average exercise price of $4.42 per share;

•	203,625 shares of common stock issuable upon exercise of outstanding warrants at a weighted-average exercise price of $7.58 per share; and

•	34 shares of unvested restricted stock subject to repurchase by us.
          To the extent that outstanding warrants and options are exercised in the future, there will be further dilution to new investors. To the extent all of such outstanding options and warrants had been exercised as of June 30, 2005, net tangible book value per share after this offering would be $4.08 and total dilution per share to new investors would be $7.42.

SELECTED CONSOLIDATED FINANCIAL DATA
          The following tables summarize our consolidated financial data for the periods presented. You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statements of operations data for the fiscal years ended December 31, 2002, 2003 and 2004, and the selected consolidated balance sheet data as of December 31, 2003 and 2004 are derived from the consolidated financial statements, which are included elsewhere in this prospectus, and have been audited by Ernst & Young LLP, an independent registered public accounting firm, as indicated in their report. The selected consolidated statements of operations data for the years ended December 31, 2000 and 2001, and the consolidated balance sheet data at December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial data as of and for the periods ended June 30, 2004 and June 30, 2005, are derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. Reclassifications have been made to our results from prior years to conform to our current presentation. Historical results are not necessarily indicative of the results to be expected in future periods. Pro forma amounts reflect the conversion of our outstanding preferred stock into 12,124,840 shares of common stock upon completion of this offering, assuming that shares of our preferred stock, including the Series F-1 preferred stock, were outstanding for the entire periods presented.

						Six Months Ended
	Years Ended December 31,					June 30,

	2000	2001	2002	2003	2004	2004	2005

						(Unaudited)
	(In thousands, except for share and per share amounts)
Consolidated Statements of Operations Data:
Revenues	—	—	$30	$286	$1,885	$716	$2,437
Cost of revenues	—	—	404	940	3,439	1,347	3,843

Gross profit (deficit)	—	—	(374)	(654)	(1,554)	(631)	(1,406)
Operating expenses:
Research and development	5,573	7,669	5,913	4,526	5,970	2,961	3,056
Selling and marketing	262	1,908	2,286	2,181	3,334	1,515	2,901
Distribution			6	33	495	134	786
General and administrative	1,305	2,219	2,554	2,868	3,604	1,886	2,203

Total operating expenses	7,140	11,796	10,759	9,608	13,403	6,496	8,946
Interest income (expense), net	175	(447)	153	54	115	33	(164)

Net loss	$(6,965)	$(12,243)	$(10,980)	$(10,208)	$(14,842)	$(7,094)	$(10,516)

Net loss per share — basic and diluted	$(3.45)	$(5.63)	$(4.66)	$(4.10)	$(5.81)	$(2.77)	$(4.10)

Weighted-average shares outstanding — basic and diluted	2,019,528	2,176,356	2,355,527	2,489,688	2,555,605	2,557,498	2,566,470

Pro forma net loss per share — basic and diluted					$(1.01)		$(0.72)

Pro forma weighted-average shares outstanding — basic and diluted					14,680,445		14,691,310

	As of December 31,					As of
						June 30,
	2000	2001	2002	2003	2004	2005

						(Unaudited)
			(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$4,135	$17,640	$4,028	$8,881	$18,134	$4,821
Working capital	(456)	16,329	5,235	11,115	19,205	5,852
Total assets	5,148	19,306	7,983	13,613	25,455	14,853
Long-term liabilities	81	282	146	30	3,006	2,263
Redeemable convertible preferred stock	11,006	40,006	40,006	55,946	75,946	75,946
Accumulated deficit	(11,123)	(23,388)	(34,368)	(44,623)	(59,496)	(70,012)
Total stockholders’ deficit	(10,585)	(22,427)	(33,271)	(43,478)	(57,400)	(67,951)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
          We are a medical device company that develops, manufactures and markets innovative systems for the treatment of ESRD, acute kidney failure and fluid overload. Our primary product, the NxStage System One, is a small, portable, easy-to-use hemodialysis system designed to provide physicians and patients improved flexibility in how hemodialysis therapy is prescribed and delivered. We believe the largest market opportunity for our product is the home hemodialysis market for the treatment of ESRD.
          Since our inception in 1998 until 2002, our operations consisted primarily of start-up activities, including designing and developing the System One, recruiting personnel and raising capital. As a category, research and development expense has been our single largest operating expense in every year since our inception. Research and development encompasses basic design and engineering of our products, the development and testing of prototypes and the preparation and submission of data and documentation to support our regulatory clearances, primarily with the FDA under the 510(k) program. Research and development also encompasses clinical testing of our products.
          We sell our products in two markets: the chronic market and the critical care market. We define the chronic market as the market devoted to the treatment of patients with ESRD and the critical care market as the market devoted to the treatment of hospital-based patients with acute kidney failure or fluid overload. We offer a different configuration of the System One for each market. The FDA has cleared both configurations for hemodialysis, hemofiltration and ultrafiltration. Our products may be used by our customers to treat patients suffering from either condition, although the site of care, the method of delivering care and the duration of care are sufficiently different that we have separate marketing and sales efforts dedicated to each market.
          We were organized in 1998 as a spin-off of VascA, Inc., a privately-owned company that develops and manufactures dialysis access products. The spin-off was effected through a stock distribution to VascA stockholders. Since then, we have been engaged in the development of our dialysis system and related products. The first version of the System One was cleared in Canada in November 2000 and in the United States by the FDA in 2001 for hemofiltration and ultrafiltration. We never commenced commercial activity in Canada. We initiated sales of our first generation device in the chronic market in the United States in 2002. Later that same year we suspended our sales activity while we resolved a third-party supply issue involving contaminated infusion fluid supplied by a third party and used with our system.
          We received clearance from the FDA to market the System One for treatment of renal failure and fluid overload using hemodialysis as well as hemofiltration and ultrafiltration in July 2003. In the first quarter of 2003, we initiated sales of the System One in the critical care market to hospitals and medical centers in the United States. In late 2003, we initiated sales of the System One in the chronic market and commenced full commercial introduction in the chronic market in September 2004 in the United States. At the time of these early marketing efforts, our System One was cleared by the FDA under a general indication statement, allowing physicians to prescribe the System One for hemofiltration, hemodialysis and/or ultrafiltration at the location, time and frequency they considered in the best interests of their patients. Our indication did not include a specific home clearance, and we were not able to promote the System One for home use at that time. In order to be able to specifically promote the System One for home use, the FDA required that we conduct a clinical study, referred to as an investigational device exemption study, or IDE, comparing center-based and home-based therapy with the System One. After submitting the results of that study to the FDA, together with an application for a specific home indication for the System One, the FDA cleared our System One in June 2005 for hemodialysis in the home.
          In August 2002, we organized EIR Medical, Inc., a Massachusetts corporation and wholly-owned subsidiary of NxStage. EIR Medical is the sole manufacturer of the dialyzer filter that is a component of the disposable cartridges used with the System One. EIR Medical’s manufacturing facility is located in Rosdorf, Germany. Since its organization, EIR Medical has conducted its manufacturing in Rosdorf, Germany through a branch operation. In July 2005, in recognition of our growing presence in Germany, we organized NxStage Verwaltungs GmbH, a wholly-owned German subsidiary of EIR Medical. Although this company is not yet conducting operations, we plan to contribute the German branch of EIR Medical to NxStage Verwaltungs GmbH effective January 1, 2006.
          Our overall strategy since inception has been to (a) design and develop new products for the treatment of kidney failure, (b) establish that the products are safe, effective and cleared for use in the United States, (c) further enhance the product design through field experience from a limited number of customers, (d) establish reliable manufacturing and sources of supply, (e) execute a market launch in both the chronic and critical care markets and establish the System One as a preferred system for the treatment of kidney failure, (f) obtain the capital necessary to finance our working capital needs and build our business and (g) seek to achieve profitability. The evolution of the company, and the allocation of our resources since we were founded, reflects this plan. We believe we have largely completed steps (a) through (d), and we plan to continue to pursue the other strategic objectives described above.
          We are currently expanding our sales force in the United States to further penetrate our markets. We have increased our sales force from four sales representatives as of June 30, 2004, to 13 sales representatives as of June 30, 2005, with plans to add additional sales and marketing personnel. We market the System One through our direct sales force in the United States primarily to dialysis clinics and hospitals.
          Medicare provides comprehensive and well-established reimbursement in the United States for ESRD. Reimbursement claims for the System One therapy are typically submitted by the dialysis clinic or hospital to Medicare and other third-party payors using established billing codes for dialysis treatment or, in the critical care setting, based on the patient’s primary diagnosis.
          Our System One is produced through internal and outsourced manufacturing. We purchase many of the components and subassemblies included in the System One from third-party manufacturers, some of which are single source suppliers. We assemble, package and label our disposable cartridges in a leased facility in Lawrence, Massachusetts that is approximately 45,000 square feet. We manufacture our dialyzing filters in a leased facility in Rosdorf, Germany that is approximately 5,000 square feet.
          For the six months ended June 30, 2005, we generated revenues of $2,437,175 and a net loss of $(10,515,785). As of June 30, 2005, our accumulated deficit was $(70,011,854). We have not been profitable since inception, and we expect to continue to incur net losses for the foreseeable future as we expand our sales force and grow our operations. Our goal is to increase our sales volume and revenues to gain scale of operation and to drive product cost reductions, which we believe, when combined with other design improvements, will allow us to reach profitability. We expect that over time revenues derived from the chronic market will significantly exceed sales from the critical care market, and will, within one year, represent the majority of our revenues.

          The following table sets forth the amount and percentage of revenues derived from each market for the periods indicated.

	Year Ended December 31,						Six Months Ended June 30,

Market	2002		2003		2004		2004		2005

Critical care	$—	—%	$268,576	93.9%	$1,332,053	70.7%	$550,951	76.9%	$1,470,819	60.3%
Chronic	29,524	100%	17,378	6.1%	552,516	29.3%	165,130	23.1%	966,356	39.7%

Total	$29,524	100%	$285,954	100%	$1,884,569	100%	$716,081	100%	$2,437,175	100%

Revenues
          Our products consist of the NxStage System One cycler, an electromechanical device used to circulate the patient’s blood during therapy; a single-use, disposable cartridge, which contains a pre-attached dialyzer, and dialysate fluid used in our therapy. We market our products in two markets: the chronic market and the critical care market. The chronic market represents sales associated with the treatment of patients with ESRD to independent dialysis clinics, dialysis clinics that are part of national chains and hospital-based dialysis clinics. Since Medicare regulations require that all chronic ESRD patients be under the care of a dialysis clinic, whether they are treated at home, in clinic or with a kidney transplant, we do not, and cannot, sell the System One directly to chronic patients. The critical care market reflects sales or rentals of our products to hospitals for the treatment of patients with acute kidney failure or for patients suffering from fluid overload. We only recently began commercial introduction of our System One and we expect revenues to continue to increase in the near future.
          We derive our revenues from the sale and rental of equipment and the sale of the related disposable cartridges and treatment fluids as well as under contracts whereby we provide a cycler in exchange for a commitment from the customer to purchase a specified quantity of supplies during a specified period of time. In the critical care market, we generally sell the cycler and disposables to hospital customers. In the chronic market, customers generally rent the machine and purchase the related disposable cartridges and treatment fluids based on a specific patient prescription. We generally recognize revenues when a product has been delivered to our customer, or, in the chronic market, on a monthly basis in accordance with a contract under which we supply the use of a cycler and an amount of disposables to perform a set number of dialysis therapy sessions during a month. Our contracts with dialysis centers for ESRD patients include purchase and rental terms, providing for the sale of cartridges and fluids to accommodate up to 26 treatments a month per patient and the monthly rental of System One cyclers. These contracts typically have a term of one year and are cancellable at any time by the dialysis clinic with 30 days’ notice. Under the contract, if home hemodialysis is prescribed, supplies are shipped directly to patient homes and paid for by the treating dialysis clinic. We also include vacation delivery terms, providing for the free shipment of products to a designated vacation destination. We derive an insignificant amount of revenues from the sale of ancillary products, such as extra lengths of tubing. We do not currently derive any revenues from service contracts. Over time, as more chronic patients are treated with the System One and more systems are placed in patient homes under monthly agreements that provide for the rental of the machine and the purchase of the related disposable cartridges and treatment fluids, we expect that a recurring revenue stream will become a meaningful component of our revenues.
Cost of Revenues
          Cost of revenues consists primarily of direct product costs, including material and labor required to manufacture our products, depreciation and maintenance of System One cyclers that we rent to customers, production overhead and the cost of purchasing system components from vendors which we then resell to our customers. It also includes the cost of inspecting, servicing and repairing equipment prior to sale or during the warranty period. The cost of our products depend on several factors, including the efficiency of our manufacturing operations, the cost at which we can obtain raw materials and semi-finished materials, and the design of the products.

          We are currently operating at negative gross profit as we are building a base of recurring revenues. We expect the cost of revenues as a percentage of revenues to decline over time for two general reasons: we anticipate that increased sales volume will lead to efficiencies in production and reduced material costs, and we have plans to introduce several product design changes that have inherently lower cost than our current products. We expect that over time unit cost of revenues will become less than unit revenues as we build the scale of our operations.
Operating Expenses
          Research and Development. Research and development expenses consist primarily of salary and benefits for research and development personnel, supplies, materials and expenses associated with product design and development, clinical studies, regulatory submissions, reporting and compliance and expenses incurred for outside consultants or firms who furnish services related to these activities. We expect research and development expenses will continue to increase in the foreseeable future as we seek to further enhance our System One and related products, but not as rapidly as other expense categories as we have substantially completed basic development of the System One.
          Selling and Marketing. Selling and marketing expenses consist primarily of salary and benefits for marketing personnel, travel, promotional and marketing materials and other expenses associated with providing clinical training to our customers. Included in selling and marketing are the clinical educators, usually nurses, we employ to teach our customers about our products and prepare our customers to instruct their patients in the operation of the System One. We anticipate that selling and marketing expenses will continue to increase as we broaden our marketing initiatives, particularly in the chronic market, to increase public awareness of the System One, as we add additional sales and marketing personnel and due to variable compensation plans tied to future sales growth.
          Distribution. Distribution expenses include the cost of delivering our products to our customers, or our customers’ patients, depending on the market and the specific agreement with our customers. We use common carriers and freight companies to deliver our products. We do not operate our own delivery service. Also included in this category are the expenses of shipping products from customers to our service center for repair if the product is under warranty, and the related expense of shipping a replacement product back to our customers. We expect that distribution expenses will increase at a lower rate than revenues, due to expected efficiencies from increased sales and rental volume and the planned use of an outsourced logistics provider.
          General and Administrative. General and administrative expenses consist primarily of salary and benefits for executive management, legal, including fees to outside legal counsel, finance and accounting, including fees for our annual audit and tax services, and general expenses to operate the business, including insurance and other corporate-related expenses. Rent and utilities are included in general and administrative and allocated to operating expenses based on personnel and square footage usage. We expect that general and administrative expenses will increase in the near term as we add support structure for our growing business and as a result of becoming a public company.
Results of Operations

Comparison of Six Months Ended June 30, 2004 and 2005
          Revenues. Revenues increased by 240% to $2,437,175 for the six months ended June 30, 2005 from $716,081 for the six months ended June 30, 2004. The increase was attributable to increased sales volume in both the chronic and critical care markets, primarily as a result of increased sales and marketing efforts as we continue our launch of the System One.
          Cost of Revenues. Cost of revenues increased by 185% to $3,843,543 for the six months ended June 30, 2005 from $1,347,390 for the six months ended June 30, 2004. The increase was attributable to our increased revenues and consists principally of direct product costs including material, labor and production overhead, including service.

          Research and Development. Research and development expenses decreased by 3% to $3,055,772 for the six months ended June 30, 2005 from $2,960,625 for the six months ended June 30, 2004. The decrease was attributable to the timing of third-party consulting and other expenses associated with the completion of the IDE home trial.
          Selling and Marketing. Selling and marketing expenses increased by 91% to $2,901,410 for the six months ended June 30, 2005 from $1,515,359 for the six months ended June 30, 2004. Approximately $910,000 of the increase was attributable to increased salary and benefits as a result of increased headcount and approximately $308,000 of the increase was attributable to increased travel expenses to visit customers and potential customers, and to support the increased sales and marketing activity in both the chronic and critical care markets.
          Distribution. Distribution expenses increased by 486% to $785,664 for the six months ended June 30, 2005 from $134,025 for the six months ended June 30, 2004. The increased cost was attributable to increased shipments of disposable products to patients in the chronic market.
          General and Administrative. General and administrative expenses increased by 17% to $2,202,961 for the six months ended June 30, 2005 from $1,885,803 for the six months ended June 30, 2004. The increase was attributable to increased headcount of five employees.
          Net Interest Expense. Interest income increased by 270% to $149,786 for the six months ended June 30, 2005 from $40,504 for the six months ended June 30, 2004 due to the increase in cash and investment balances and slightly higher interest rates in 2005. Interest expense increased to $313,396 for the six months ended June 30, 2005 from $7,590 for the six months ended June 30, 2004 due to increased indebtedness issued in December 2004.

Comparison of Years Ended December 31, 2003 and 2004
          Revenues. Revenues increased by 559% to $1,884,569 for the year ended December 31, 2004 from $285,954 for the year ended December 31, 2003. This increase was attributable to an increase in the sales and rentals of the System One and sales of the related disposable cartridges and treatment fluids in the critical care market in 2004, with 71% of revenues derived from this market. The remaining 29% of revenues resulted from growth in sales of the System One in the chronic market, primarily related to our IDE study that was initiated in late 2003 and continued in 2004 as well as our commercialization efforts in the chronic market that we commenced in September 2004.
          Cost of Revenues. Cost of revenues increased by 266% to $3,438,832 for the year ended December 31, 2004 from $940,371 for the year ended December 31, 2003. The increase was directly attributable to the increase in sales volume and to the increased size of our service department which supported the increase in units sold. In both 2003 and 2004, cost of sales exceeded our revenues as the scale of our operations did not afford opportunities for unit cost reductions that we expect will be associated with efficiency gains and improved purchasing terms resulting from higher unit volume production.
          Research and Development. Research and development expenses increased by 32% to $5,970,442 in the year ended December 31, 2004 from $4,526,491 for the year ended December 31, 2003. The increase was attributable to third-party consulting and other expenses associated with the two concurrent clinical trials conducted in 2004: (a) the IDE trial related to home use of our system, and (b) a clinical trial to investigate the effectiveness of ultrafiltration as a means of addressing fluid overload in patients suffering from congestive heart failure. Total clinical expenses amounted to approximately $1,606,091, or 25% of the total research and development expense in 2004. In addition, salary and benefits increased as a result of an increase in research and development headcount of seven employees to 34 employees by year end 2004. A small portion of the increase in research and development expenses was attributable to the design and development of a new dialyzer to reduce manufacturing costs for higher volume production.
          Selling and Marketing. Selling and marketing expenses increased by 53% to $3,334,028 in the year ended December 31, 2004 from $2,180,747 for the year ended December 31, 2003. The increase was primarily attributable to an increase in salary and benefits as a result of increased headcount in the selling and marketing organization from 11 employees at year-end 2003 to 24 employees at year-end 2004 to facilitate the commercial launch of the System One in the chronic market. Expenses per sales representative increased due to an increase in travel to customers and potential customers.
          Distribution. Distribution expenses increased by 1,418% to $494,786 in the year ended December 31, 2004 from $32,602 for the year ended December 31, 2003. The increase was attributable to the increase in units shipped and the sale of associated disposables in the critical care and chronic markets.
          General and Administrative. General and administrative expenses increased by 26% to $3,603,967 in the year ended December 31, 2004 from $2,868,304 for the year ended December 31, 2003. The increase was attributable to an increase in salary and benefits resulting from an increase in general and administrative headcount by four employees to 11 employees by year-end 2004, as well as an increase in consulting expenses associated with the two clinical trials. Expenses associated with the increase in headcount accounted for approximately $496,000 of the increase.
          Net Interest Expense. Interest income decreased by 11% to $130,347 in 2004 from $146,047 in 2003 due to a decrease in cash and investment balance in 2004 as compared to 2003. Interest expense decreased by 84% to $14,542 in 2004 from $91,985 in 2003 as a result of interest expense associated with warrants issued in 2003 in connection with obtaining a revolving line of credit.

Comparison of Years Ended December 31, 2002 and 2003
          Revenues. Revenues increased by 869% to $285,954 for the year ended December 31, 2003 from $29,524 for the year ended December 31, 2002. The increase in revenues was primarily attributable to sales in the critical care market from which we derived 94% of our revenues. The remaining 6% of revenues were attributable to the chronic market, and were associated with the IDE for home use of the System One for chronic kidney failure that we initiated in late 2003. In 2002, we suspended our sales activity while we resolved a third-party supply issue involving the infusion fluid used in our products.
          Cost of Revenues. Cost of revenues increased by 133% to $940,371 for the year ended December 31, 2003 from $403,897 for the year ended December 31, 2002. The increase was attributable to higher unit production volumes and production overhead as inefficiencies of very low production volume resulted in a high unit cost of goods. In 2003, cost of revenues exceeded revenues by $654,417 resulting in a negative gross profit. We did not incur material costs in connection with the suspension of sales activity in 2002 related to the third-party supply issue.
          Research and Development. Research and development expenses decreased by 23% to $4,526,491 in the year ended December 31, 2003 from $5,913,209 for the year ended December 31, 2002. In 2002, our primary activity was the design, development and testing of the cycler and related products; with research and development expense accounting for 55% of our total operating expenses. By early 2003, we had completed basic design and development and mechanical testing of our products, which resulted in a decrease in research and development expenses in 2003, particularly in outside engineering services. However, there was an increase in salary and benefits in 2003 as compared to 2002 as a result of an increase in research and development headcount by three employees to 27 employees by year-end 2003.
          Selling and Marketing. Selling and marketing expenses decreased by 5% to $2,180,747 in the year ended December 31, 2003 from $2,286,006 for the year ended December 31, 2002. In 2002, although actual selling activities were limited, we incurred substantial costs for market research, preparation of marketing materials, visits to potential customers and other pre-launch activities.
          Distribution. Distribution expenses increased by 473% to $32,602 in the year ended December 31, 2003 from $5,692 for the year ended December 31, 2002. In 2002, distribution was negligible, as we had only $29,524 of revenues. In 2003, the increase in distribution expense was attributable to the increase in unit sales to the critical care market.

          General and Administrative. General and administrative expenses increased by 12% to $2,868,304 in the year ended December 31, 2003 from $2,553,663 for the year ended December 31, 2002. The increase was attributable primarily to increased salary and benefits and higher headcount.
          Net Interest Expense. Interest income decreased by 34% to $146,047 in 2003 from $222,269 in 2002 due to a decrease in cash and investment balances in 2003 as compared to 2002. Interest expense increased by 33% to $91,985 in 2003 from $69,349 in 2002 due to the recognition of interest expense associated with the warrants issued in connection with a revolving line of credit.
Liquidity and Capital Resources
          We have operated at a loss since our inception in 1998. As of June 30, 2005, our accumulated deficit was $(70,011,854), and we had cash, cash equivalents and marketable securities of $4,820,955. In July 2005, we received $16,000,000 in gross proceeds from the sale of 2,197,801 shares of our Series F-1 preferred stock at $7.28 per share.
          Since inception, we have financed our operations primarily through private sales of redeemable convertible preferred stock resulting in aggregate net proceeds of $75,945,614 as of June 30, 2005. In 2004, we obtained $5,000,000 of debt financing, which is repayable monthly, with interest, over three years through December 2007. In connection with this debt financing, we granted the lender a security interest in our assets.
          The following table sets forth the components of our cash flows for the periods indicated:

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

				(Unaudited)
	(In thousands)
Net cash used in operating activities	$(13,013)	$(10,836)	$(15,172)	$(6,078)	$(11,744)
Net cash used in investing activities	(501)	(78)	(306)	(127)	(900)
Net cash provided by (used in) financing activities	(94)	15,769	24,704	(54)	(593)
Effect of exchange rate changes on cash	(4)	(2)	28	(13)	(77)

Net increase (decrease) in cash, cash equivalents and marketable securities	$(13,612)	$4,853	$9,254	$(6,272)	$(13,314)

          Net Cash Used in Operating Activities. For each of the periods above, net cash used in operating activities was attributable primarily to net losses after adjustment for non-cash charges, such as depreciation, amortization and amortization of deferred stock-based compensation, as well as increased inventory requirements for production and placements of the System One.
          Net Cash Used in Investing Activities. For each of the periods above, net cash used in investing activities reflected purchases of property and equipment, primarily for research and development, information technology, manufacturing operations and capital improvements to our facilities. Excluded from these figures are our investments in and sale of short-term investments, which are included as marketable securities on the consolidated balance sheet.
          Net Cash Provided by (Used in) Financing Activities. Net cash provided by financing activities primarily reflect the issuance of a total of $35,861,059 of convertible preferred stock over the two year period of 2003 and 2004, and our receipt of $5,000,000 of debt financing in 2004, partially offset by the repayment of debt.

          The following table summarizes our contractual commitments as of June 30, 2005 and the effect those commitments are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period

		Less Than	One to	Three to	More Than
	Total	One Year	Three Years	Five Years	Five Years

	(In thousands)
Notes payable	$4,863	$1,597	$3,266	$—	$—
Operating leases	3,713	254	994	1,048	1,417
Purchase obligations	3,900	3,696	102	102	—

Total contractual cash obligations	$12,476	$5,547	$4,362	$1,150	$1,417

          Purchase obligations include purchase commitments for System One components, primarily for cyclers and fluids from several of our suppliers.
          We currently estimate that of the net proceeds of this offering we will spend (a) approximately $25,000,000 to finance working capital needs, including further investment in System One field equipment and in sales and marketing programs, including hiring additional personnel, (b) approximately $2,000,000 to expand our manufacturing capabilities, and (c) approximately $30,000,000 to fund continuing operations. We intend to use any remaining proceeds for general corporate purposes.
          We expect to continue to incur net losses for the foreseeable future. We expect that our existing cash and the anticipated proceeds from the initial public offering of our common stock will be sufficient to support operations at least through 2006. In the longer term, we expect to fund the working capital needs of our operations with revenue generated from product placements and sales but these resources may prove insufficient. If our existing resources are insufficient to satisfy our liquidity requirements, we may need to sell additional equity or debt securities. Any sale of additional equity or debt securities may result in additional dilution to our stockholders, and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain this additional financing when needed, we may be required to delay, reduce the scope of, or eliminate one or more aspects of our business development activities, which could harm the growth of our business.
Critical Accounting Policies and Estimates
          Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates.
          Our significant accounting policies are described in Note 2 of the notes to our consolidated financial statements. Among all our accounting policies, we believe that the following involve the greatest degree of management judgment and complexity.

Revenue Recognition
          We recognize revenues from product sales and services when earned in accordance with Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, and EITF 00-21, Revenue Arrangements with Multiple Deliverables. Revenues are recognized when: (a) there is persuasive evidence of an arrangement, (b) the product has been shipped or services and supplies have been provided to the customer, (c) the sales price is fixed or determinable and (d) collection is reasonably assured. Sales are structured as direct product sales, short or long-term rental arrangements or a disposables-based program in which a customer acquires the equipment through the purchase of a specific quantity of cartridges over a specific period of time.

          We recognize revenues from direct product sales at the later of the time of shipment or, if applicable, delivery in accordance with contract terms. We recognize revenues derived from short or long-term rental arrangements on a straight-line basis. Rental arrangements which combine the use of a system with a specified number of disposable products supplied to customers for a fixed amount per month, are recognized on a monthly basis in accordance with agreed upon contract terms and pursuant to a binding customer purchase order and fixed payment terms.
          Under a disposables-based program, the customer is granted the right to use the equipment for a period of time, during which the customer commits to purchase a minimum number of cartridges at a price that includes a premium above the otherwise average selling price of the cartridge to recover the purchase of the equipment and provide for a profit. Upon reaching the contractual minimum purchases, ownership of the equipment transfers to the customer. Revenues under these arrangements are recognized over the term of the arrangement as cartridges are delivered.
          When we enter into a multiple element arrangement, we allocate the total fee to all elements of the arrangement based on their respective fair values. Fair value is determined by the price charged when each element is sold separately.
          We provide for estimated product returns at the time of revenue recognition. Payments received for products or services prior to shipment or prior to completion of the related services are recorded as deferred revenues.

Valuation of Inventory
          Inventories are valued at the lower of cost, weighted-average, or estimated market. We regularly review our inventory quantities on hand and record a provision for excess or obsolete inventory primarily based on its estimated forecast of product demand and existing product configurations.

Accounting for Stock-Based Awards
          We account for stock-based employee compensation in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation expense is recorded for stock options awarded to employees and directors to the extent that the option exercise price is less than the fair market value of our common stock on the date of grant, where the number of shares and exercise price are fixed. The difference between the fair value of our common stock and the exercise price of the stock option, if any, is recorded as deferred compensation and is amortized to compensation expense over the vesting period of the underlying stock option.
          We follow the disclosure requirements of Statement of Financial Accounting Standard, or SFAS, No. 123, Accounting for Stock-Based Compensation. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123 and related interpretations. There has been no public market for our common stock. Our board of directors must establish an estimate of fair value for our common stock in connection with our issuance of stock options. The fair value of our stock is estimated by our board of directors based on factors such as the liquidation preference, dividends, voting rights of the various classes of stock, our financial and operating performance, progress against development goals, status of patients, the value of other companies that are similar to ours, general economic and market conditions and other factors that would reasonably have a significant bearing on the value of our common stock.
          During the period from December 31, 1998 to June 30, 2005 we granted stock options to officers, employees, advisors and consultants to purchase a total of 2,566,703 shares of common stock at exercise prices ranging from $0.34 to $8.55 per share. With the exception of one option to purchase 208,962 shares, the exercise prices for stock options have been determined by the board of directors to be at the fair value of our common stock in their judgment after a review of factors relevant to their determination and discussion of those factors. We granted stock options to purchase 208,962 shares of our common stock to our Chief Operating Officer with an exercise price of $4.10 per share which was $1.37 per share below fair market value. We recorded deferred compensation related to this grant in the amount of $285,780, which we will recognize as compensation expense as these options vest.

Stock Option Grants
          Since July 1, 2004, or the period at least 12 months prior to the filing of this registration statement, we granted stock options with exercise prices as follows:

			Weighted-
			average of
		Weighted-	Initial	Fair Value
	Number of	average	Estimated	Determined
	Options	Exercise	Fair	Through	Intrinsic	Deferred
Option Grants	Granted	Price	Value	Valuations	Value	Compensation

Quarter Ended September 30, 2004	22,482	$5.47	$5.47	$5.47	$—	$—
Quarter Ended December 31, 2004	263,430	4.66	5.74	5.54	1.37	285,780
Quarter Ended March 31, 2005	244,578	6.92	6.92	5.83	—	—
Quarter Ended June 30, 2005	40,027	8.55	8.55	6.17	—	—
Since June 30, 2005	675,215	8.55	8.55	8.19	—	—

	1,245,732					$285,780

          With the exception of one grant made during the quarter ended December 31, 2004, we granted stock options at an exercise price estimated by our board of directors, with input from management, to be equal to or greater than the fair market value of our common stock at the time of each grant. The factors considered in the determinations of the fair value at each grant date are discussed below. We did not obtain contemporaneous valuations prepared by independent valuation specialists at each grant date due to the cost of obtaining such valuations and the close proximity of recent equity financing rounds, both of which were led by new, independent investors. On August 18, 2004, we sold 2,747,253 shares of Series F preferred stock at $7.28 per share, which, if our 1-for-1.3676 reverse stock split had occurred prior to the issuance, would have effectively been 2,008,791 shares of Series F preferred stock at $9.96 per share. On July 8 and 15, 2005, we sold a total of 2,197,801 shares of Series F-1 preferred stock at $7.28 per share, which, if our 1-for-1.3676 reverse stock split had occurred prior to the issuances, would have effectively been 1,607,032 shares of Series F-1 preferred stock also at $9.96 per share. However, given the level of subjectivity inherent in its initial estimates of the fair value of the common stock, our board determined to undertake a reassessment of the fair value of common stock in connection with this offering as of each of the grant dates since June 30, 2004. Based on this reassessment, management has reaffirmed the board’s original conclusion that, with the exception of one grant made during the quarter ended December 31, 2004, all stock options granted in the period since June 30, 2004 through the date of this offering were granted at an exercise price equal to or greater than the fair market value of our common stock at the date of grant.
          Our Approach and Methodology. Our last two financing transactions were offerings of convertible preferred stock, and not common stock, and these preferred shares have certain preferential rights, which result in differences between the fair value of our preferred and common stock. Therefore, in order to further support the fair value of our common stock, management decided to reassess the fair value of our common stock as of each of the option grant dates in accordance with guidance set forth in the AICPA Technical Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” To that end, management considered a number of factors, including independent valuation analyses, in performing a retrospective valuation as of August 24, 2004 and contemporaneous valuations as of July 8, 2005 and September 15, 2005. The dates of August 24, 2004 and July 8, 2005 closely approximate the last two dates on which we sold preferred stock, while August 24, 2004 and September 15, 2005 represent the dates of the first and last stock option grants during the period since June 30, 2004 and through the date of this offering.
          We further concluded that obtaining retrospective valuations as of each grant date during the past 12 months prior to June 30, 2005 was neither a cost-effective approach nor warranted under the circumstances. In reaching this conclusion, we considered the following points:

•	By undertaking valuations as of the beginning and ending grant dates, we had effectively created “bookends” for determining the fair value of our common stock during the period in question.

•	We issued preferred stock in both August 2004 and July 2005 at $7.28 per share, which purchase price would have effectively been $9.96 per share if our 1-for-1.3676 reverse stock split had occurred prior to the issuances. The fact that there had been no increase in the preferred stock valuation during the 11-month period made it unlikely, after considering all relevant business developments during the period, as discussed below, that the fair value of our common stock had changed materially over that same period.

•	We possessed significant and sufficient financial information surrounding all of the other stock option grant dates between August 2004 and June 2005 to have confidence in using a modified approach to retrospectively determine the fair value of our common stock as of all the other dates. Effectively, the retrospective independent valuation of the fair value of our common stock as of August 24, 2004 created a reliable baseline valuation that could be periodically updated to reflect new significant factors or developments impacting the fair value of our common stock.
          Significant Factors and Assumptions Used in Determining Fair Value
          Valuation as of August 24, 2004. We utilized the option pricing method to estimate the fair value of our common stock at August 24, 2004, the first option grant date during the 12-month period prior to June 30, 2005. The option-pricing method is based on accepted principles of valuation.
          Using the issuance of preferred stock at $9.96 per share on August 24, 2004, which would have effectively been the stock price if our 1-for-1.3676 reverse stock split occurred prior to the issuance, we determined our enterprise value at that date. We then allocated the enterprise value at August 24, 2004 to our preferred and common stock based on the option-pricing method, which assesses the level and the seniority of the claim each class of security has on our assets upon a liquidity event such as an initial public offering or sale of our company. Each class of stock is modeled as a call option with a unique claim on the assets of the company. The characteristics of each class of stock, as determined by our certificate of incorporation, determine the uniqueness of each claim and these characteristics are modeled as distinct call options. Our preferred stock has liquidation preferences, convertibility features, dividend rights and certain anti-dilution protections that our common stock does not have.
          The option-pricing method also involves making estimates of the anticipated timing of a potential liquidity event and estimates of the volatility of our equity securities. The anticipated timing of a liquidity event was based on the plans of our board and management, while the volatility was estimated based on available information on volatility of other stocks of publicly traded companies in the medical device industry with similar characteristics to our own. If we had used different estimates of volatility and the timing of a liquidity event, the allocations of total enterprise value between preferred and common stock would have been different.
          Using this approach, we retrospectively determined that the fair value of our common stock ranged from $5.28 to $6.36 per share as of August 24, 2004. This valuation is consistent with our board’s initial determination of fair value of $5.47 per share used in setting the option exercise price for grants during the quarter ended September 30, 2004.
          Having established the baseline common stock valuation as of August 24, 2004, we had a basis against which we could evaluate the impact of any new developments and financial information to prepare retrospective determinations of fair value at each ensuing grant date through June 30, 2005. We then reassessed and reconfirmed these interim determinations by conducting a contemporaneous valuation of our common stock as of July 8, 2005, as further described below.
          Valuation as of July 8, 2005. We also performed a contemporaneous valuation of the fair value of our common stock at July 8, 2005, the first closing date of the last sale of preferred stock. We considered a number of factors, including an independent valuation analysis, in making this contemporaneous valuation.
          We used two different valuation methods to determine our enterprise value at that date. The first method was consistent with that used in the August 24, 2004 valuation and involved using the issuance of preferred stock at $9.96 per share on July 8, 2005, which would have effectively been the stock price if our 1-for-1.3676 reverse stock split occurred prior to the issuance, to determine the enterprise value of our company at that date. The second method utilized to determine enterprise value was the Discounted Cash Flow, or DCF, method, a generally accepted valuation technique. The DCF approach involves applying appropriate discount rates to our estimated cash flows that are based on our forecasts of revenues and costs.
          In preparing a revenues forecast to support the DCF approach, we estimated growth in the dialysis market based on historical data and various published forecasts. We further assumed that we would capture an increasing market share of the growing home hemodialysis market, and that the home hemodialysis market would ultimately represent approximately 15% of the broader hemodialysis market. Although consistent with our business model, there is inherent uncertainty in each of these key estimates and assumptions. We assessed risks associated with achieving our forecasts while selecting a discount rate of 16%. If a different discount rate had been used, the valuation would have been different.
          Using the option-pricing and DCF methods, we developed a range of estimated enterprise values and then determined an enterprise value. As with the August 24, 2004 valuation, we then allocated this enterprise value at July 8, 2005 on a basis similar to that described above to our preferred and common stock, based on the relative rights of these securities upon a liquidity event.
          We determined that the fair value of our common stock ranged from $7.25 to $7.52 per share as of July 8, 2005. This valuation is less than the board’s initial determination of fair value of $8.55 per share used in setting the option exercise price for grants on or after June 16, 2005. See below for further discussion of the July 8, 2005 contemporaneous valuation.
          Analysis of Option Valuation by Quarter
          Stock option grants during the quarter ended September 30, 2004. During the quarter ended September 30, 2004, we granted stock options to purchase an aggregate of 22,482 shares of our common stock at an exercise price of $5.47 per share. In determining the initial estimate of the fair value of our common stock during the quarter, the board considered the following information:

•	Our operating performance during the third quarter of 2004 was generally consistent with our budget and operating plan;

•	The product development effort on the second-generation device was completed;

•	We added seven new chronic patients and one additional dialysis center during the quarter ended September 30, 2004. In addition, sales did not grow from the second quarter to the third quarter of 2004, but declined 3%; and

•	A composite stock performance of all dialysis companies increased slightly at 2.9% during the quarter ended September 30, 2004. This composite included: Baxter, DaVita, Fresenius, Renal Care Group and Gambro.
          Based on this information, our board had initially concluded that the fair value of our common stock remained at $5.47 through the quarter ended September 30, 2004. Based on its belief that this initial determination was confirmed by our retrospective valuation performed as of August 24, 2004, as discussed above, management reaffirmed that the fair market value of our common stock was $5.47 during the quarter ended September 30, 2004.
          Stock option grants during the quarter ended December 31, 2004. During the quarter ended December 31, 2004, we granted stock options to purchase an aggregate of 208,962 shares of our common stock at an exercise price of $4.10 per share and stock options to purchase an aggregate of 54,468 shares of our common stock at an exercise price of $6.84 per share. In determining the initial estimated fair value of our common stock during this period, the board considered the following information:

•	Our operating performance during the fourth quarter of 2004 was generally consistent with our budget and operating plan;

•	We added ten new chronic patients and three additional dialysis centers during the quarter ended December 31, 2004. Sales grew 64% from the third to the fourth quarter of 2004;

•	The composite stock performance of all dialysis companies increased sharply at 10% during the quarter ended December 31, 2004. In addition, DaVita announced the acquisition of Gambro’s U.S. dialysis services business for $3.05 billion;

•	In November 2004, we received FDA approval for a component of our dialysate preparation system which will be incorporated into our product offering and which should improve our gross margins;

•	We hired our Chief Operating Officer on October 25, 2004; and

•	We closed a $5 million debt facility in December 2004.
          Based upon this information, the board had initially concluded that the fair market value of our common stock was $5.47 per share during October and November 2004, and had increased to $6.84 per share during December 2004. Accordingly, the board also concluded that the stock option grant made in October 2004 for the purchase of 208,962 shares at an exercise price of $4.10 per share was issued below fair market value, and the difference of $1.37 per share, or $285,780 in the aggregate, was recorded as deferred compensation. In order to reassess the board’s estimates of fair value during the quarter ended December 31, 2004, management updated the valuation it had previously performed, taking into consideration our performance and the other information noted above. Based upon these factors, management estimated the enterprise value, and allocated that value to the preferred and common stock securities using the option pricing method. Based upon these valuations, management reassessed the initial determination of the fair market value of our common stock and concluded that it had increased from $5.47 to $5.83 as of December 31, 2004.
          Stock option grants during the quarter ended March 31, 2005. In January and February of 2005, we granted stock options to purchase an aggregate of 229,957 shares of our common stock at an exercise price of $6.84 per share and, in March 2005, we granted stock options to purchase an aggregate of 14,621 shares of our common stock at an exercise price of $8.21 per share. In determining the initial estimated fair value of our common stock during the quarter ended March 31, 2005, the board considered the following information:

•	Our operating performance during the first quarter of 2005 was generally consistent with our budget and operating plan;

•	Our sales activity improved significantly during the first quarter of 2005. We added 37 new chronic patients and nine additional dialysis centers during the quarter ended March 31, 2005. Sales grew 42% in the first quarter of 2005 from the fourth quarter of 2004;

•	The composite stock performance of all dialysis companies was stable, increasing 0.5% during the quarter ended March 31, 2005; and

•	We commenced preparing for this offering by selecting investments banks and holding an organizational meeting on February 14, 2005.

          Based upon this information, the board had initially concluded that the fair market value of our common stock was $6.84 per share during January and February 2005, and had increased to $8.21 per share during March 2005. In order to reassess the board’s estimates of fair value during the quarter ended March 31, 2005, management updated the valuation that it had previously performed, taking into consideration our performance and the other information noted above. Based upon these factors, management estimated our enterprise value, and allocated that value to our preferred and common stock securities using the option pricing method. Based upon these valuations, management reassessed the initial determination of the fair market value of our common stock and concluded that it remained at $5.83 as of March 31, 2005.
          Stock option grants during the quarter ended June 30, 2005. On June 16, 2005, we granted stock options to purchase an aggregate of 40,027 shares of our common stock at an exercise price of $8.55. In determining the initial estimated fair value of our common stock during this period, the board considered the following information:

•	Our operating performance during the second quarter of 2005 was generally consistent with our budget and operating plan,

•	Our sales activity continued to improve during the second quarter of 2005. We added 59 new chronic patients and 15 additional dialysis centers during the quarter ended June 30, 2005. Sales grew 36% from the first to the second quarter of 2005;

•	The composite stock performance of all dialysis companies increased 9.0% during the quarter ended June 30, 2005. Fresenius announced the acquisition of Renal Care Group for $4 billion on May 4, 2005; and

•	We continued preparing for this offering including substantial drafting of this registration statement.
          Based upon this information, the board initially concluded that the fair market value of our common stock had further increased to $8.55 per share during the quarter ended June 30, 2005. In order to reassess the board’s estimates of fair value during the quarter ended June 30, 2005, management updated the valuation that it had previously performed, taking into consideration the Company’s performance and the other information noted above. Based upon these factors, management estimated the enterprise value, and allocated that value to the preferred and common stock securities using the option pricing method. Management reassessed the initial determination of the fair market value of our common stock and concluded that it had increased to $6.17 as of June 30, 2005.
          Stock option grants since June 30, 2005. Since June 30, 2005, we have granted stock options to purchase an aggregate of 675,215 shares of our common stock at an exercise price of $8.55 per share. On July 8, 2005, the date we issued Series F-1 preferred stock for $9.96 per share, which would have effectively been the stock price if our 1-for-1.3676 reverse stock split occurred prior to the issuance, we granted stock options to purchase an aggregate of 208,392 shares of our common stock. The board initially concluded that the fair market value of our common stock had remained at $8.55 per share as of July 8, 2005.
          However, based on the aforementioned July 8, 2005, contemporaneous valuation that we prepared, the estimated fair market value of our common stock was $7.25 to $7.52 per share on July 8, 2005. This increase in fair market value as compared to prior valuations performed by the independent valuation specialist and management was attributed to a significant regulatory approval received in late June 2005, which we believe will have a fundamental, positive effect on our market prospects in the future. On June 29, 2005, we announced that we received expanded Section 510(k) clearance from the FDA to market our System One portable hemodialysis device for home use. Based upon the July 8, 2005 valuation, management reassessed the initial determination of the fair market value of our common stock and concluded that it had increased from $6.17 as of June 30, 2005 to $7.39 as of July 8, 2005.

          On September 15, 2005, we granted additional stock options to purchase an aggregate of 466,823 shares of our common stock at an exercise price of $8.55 per share. We utilized the DCF approach again to contemporaneously estimate the fair value of the common stock at September 15, 2005, the date of the last stock option issuances prior to this offering. We determined that the fair value of our common stock ranged from $8.48 to $8.75 per share as of September 15, 2005 and, upon review, the board concluded that the fair market value of our common stock had increased since July 8, 2005 to $8.55 per share as of September 15, 2005 and this fair market value was used to price the stock options granted on that date.
          We believe that the successful completion of this initial public offering will add substantial value to our common stock for the following reasons:

•	our common stock will gain significantly increased liquidity and marketability;

•	our cost of capital will be lowered substantially; and

•	the infusion of capital will significantly enhance our enterprise value by improving our ability to execute our business model, penetrate the home hemodialysis market, and grow our business. As noted elsewhere in this prospectus, our business model is highly capital intensive as we expect to derive the majority of our revenues through the rental of our product in the chronic market, as opposed to the sale of our product. This will require a substantial investment in field equipment, which will grow over time and must be financed. Absent the infusion of significant additional capital, we will not be able to execute our business model and maximize the value of our business.
          While the amount of additional value generated by a successful initial public offering cannot be measured with certainty, our board concluded that an increase in the fair market value of our common stock from $8.55 per share at September 15, 2005 to the estimated initial public offering price of $11.50 per share upon the closing of the contemplated offering fairly represents the positive impact that a successful public offering will have on the value of our common stock, as well as the business progress we continue to have made since June 30, 2005.
          Based upon an estimated initial public offering price of $11.50, the midpoint of the initial public offering price range, the intrinsic value of the options outstanding at June 30, 2005 was $13.9 million, of which $8.3 million related to vested options and $5.6 million related to unvested options.

Warranty Costs
          For a period of one year following customer’s installation of products, we provide for product repair or replacement if it is determined that there is a defect in material or workmanship. We accrue estimated warranty costs at time of shipment based on contractual rights and historical experience. The warranty reserve at December 31, 2003 and 2004 was $9,525 and $35,401, respectively, and at June 30, 2005 was $85,566.

	Balance at
	Beginning of			Balance at
	Period	Provision	Usage	End of Period

Year Ended December 31, 2003	$—	$9,525	$—	$9,525
Year Ended December 31, 2004	$9,525	$37,941	$(12,065)	$35,401
Six Months Ended June 30, 2005	$35,401	$87,630	$(37,465)	$85,566

Allowance for Doubtful Accounts
          We reduce gross trade accounts receivable with an allowance for doubtful accounts. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We review our allowance for doubtful accounts on a monthly basis and all past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after significant collection efforts have been made and potential for recovery is considered remote. Provisions for allowance for doubtful accounts are recorded in general and administrative expenses. The allowance for doubtful accounts at December 31, 2003 and 2004 was $9,599 and $21,933, respectively, and at June 30, 2005 was $28,016.

	Balance at
	Beginning of			Balance at
	Period	Provision	Write-Offs	End of Period

Year Ended December 31, 2002	$—	$9,599	$—	$9,599
Year Ended December 31, 2003	$9,599	—	—	$9,599
Year Ended December 31, 2004	$9,599	$24,750	$(12,416)	$21,933
Six Months Ended June 30, 2005	$21,933	$15,750	$(9,667)	$28,016
Income Taxes
          We account for federal and state income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method specified by SFAS No. 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates.
          As of December 31, 2004, we had net operating loss carryforwards of approximately $51,800,000 available to reduce future taxable income, if any. The net operating loss carryforwards expire through 2024. We also had research and development credit carryforwards of $2,699,000 at December 31, 2004. The federal credits will expire through 2024 if not utilized. Utilization of the net operating loss carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss carryforwards before utilization.
          Due to uncertainty surrounding the realization of deferred tax assets through future taxable income, we have provided a full valuation allowance and no benefit has been recognized for the net operating loss and other deferred tax assets. Accordingly, deferred tax asset valuation allowances have been established as of December 31, 2002, 2003 and 2004 and June 30, 2005 to reflect these uncertainties.
Related-Party Transactions
          Medisystems Corporation is our only supplier of tubing and other components used in the System One disposable cartridge. The chief executive officer and sole stockholder of Medisystems is a member of our board of directors and owns approximately 13.1% of our outstanding common stock on an as converted basis, or approximately 9.5% following the completion of this offering. We purchased approximately $36,000 and $328,000 of goods from Medisystems in the six months ended June 30, 2004 and 2005, respectively. In 2002, 2003 and 2004, we purchased approximately, $61,000, $41,000 and $232,000, respectively, of goods from Medisystems and anticipate significantly increasing the amount of goods that we purchase from Medisystems over the next few years. We do not have a long-term supply agreement with Medisystems, and we purchase products from Medisystems through purchase orders. We are currently negotiating a long-term supply agreement with Medisystems covering components, subassemblies and completed cartridges, although we cannot be certain that we will enter into an agreement with Medisystems. We believe that our purchases from Medisystems have been on terms no less favorable to us than could be obtained from unaffiliated third parties.
Recent Accounting Pronouncements
          In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (Revised 2004), Share-Based Payment, or SFAS 123-R, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and supercedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123-R requires companies to measure compensation costs for share-based payments to employees, including stock options, at fair value and expense such compensation over the service period beginning with the first interim or annual period after December 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. We expect to adopt SFAS 123-R in the first quarter of fiscal 2006. Under SFAS 123-R, companies must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include prospective and retroactive adoption options. Management is evaluating the requirements of SFAS 123-R and cannot currently estimate the future effects of adopting this new guidance.
Change in Independent Accountants
          In October 2002, we engaged Ernst & Young LLP as our independent registered public accounting firm to replace Arthur Andersen LLP, who we dismissed as our independent accountants effective March 21, 2002. The decision to change accountants was approved by our board of directors.
Off Balance Sheet Arrangements
          Since inception we have not engaged in any off balance sheet financing activities.
Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Exposure
          Our investment portfolio consists primarily of high-grade commercial paper, high grade corporate bonds and debt obligations of various governmental agencies. We manage our investment portfolio in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain a high degree of liquidity to meet operating needs and obtain competitive returns subject to prevailing market conditions. Investments are made with an average maturity of less than 12 months and a maximum maturity of 12 months. These investments are subject to risk of default, changes in credit rating and changes in market value. These investments are also subject to interest rate risk and will decrease in value if market interest rates increase. Due to the conservative nature of our investments and relatively short effective maturities of the debt instruments, we believe interest rate risk is mitigated. Our investment policy specifies the credit quality standards for our investments and limits the amount of exposure from any single issue, issuer or type of investment.

Foreign Currency Exposure
          We operate a manufacturing and research facility in Rosdorf, Germany. We purchase materials for that facility and pay our employees at that facility in the Euro. In addition, we purchase products for resale in the United States from foreign companies and have agreed to pay them in currencies other than the U.S. dollar. As a result, our expenses and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. In periods when the U.S. dollar declines in value as compared to the foreign currencies in which we incur expenses, our foreign-currency based expenses increase when translated into U.S. dollars. Although it is possible to do so, we do not hedge our foreign currency since the exposure has not been material to our historical operating results. A 10% movement in the Euro would have had an overall impact to the financial statements of approximately $200,000, which would have been less than 1% of total annual expenses.

BUSINESS
Overview
          We are a medical device company that develops, manufactures and markets innovative systems for the treatment of ESRD and acute kidney failure. Our primary product, the NxStage System One, is a small, portable, easy-to-use hemodialysis system designed to provide physicians and patients improved flexibility in how hemodialysis therapy is prescribed and delivered. Given its design, the System One is particularly well-suited for home hemodialysis and more frequent, or “daily,” dialysis, which clinical literature suggests provides patients better clinical outcomes and improved quality of life. The System One is specifically cleared by FDA for home hemodialysis as well as hospital and clinic-based dialysis. We believe the largest market opportunity for our product is the home hemodialysis market for the treatment of ESRD.
          ESRD, which affects approximately 431,000 people in the United States, is an irreversible, life-threatening loss of kidney function that is treated predominantly with dialysis. Dialysis is a kidney replacement therapy that removes toxins and excess fluids from the bloodstream and, unless the patient receives a kidney transplant, is required for the remainder of the patient’s life. Over 70% of ESRD patients in the United States rely on life-sustaining dialysis treatment. Hemodialysis, the most widely prescribed type of dialysis, typically consists of treatments in a dialysis clinic three times per week, with each session lasting three to five hours. Approximately 8% of U.S. ESRD dialysis patients receive some form of dialysis treatment at home, most of whom treat themselves with peritoneal dialysis, although surveys of physicians and healthcare professionals suggest that a larger proportion of patients could take responsibility for their own care. We believe there is an unmet need for a hemodialysis system that allows more frequent and easily administered therapy at home and have designed our system to address this and other kidney replacement markets.
          Measuring 15x15x18 inches, the System One is the smallest, commercially available hemodialysis system. It consists of a compact, portable and easy-to-use cycler, disposable drop-in cartridge and high purity premixed fluid. The System One has a self-contained design and simple user interface making it easy to operate by a trained patient and his or her trained partner in any setting prescribed by the patient’s physician. Unlike traditional dialysis systems, our System One does not require any special disinfection or preparation between treatments, and its operation does not require specialized electrical or plumbing infrastructure or modifications to the home. Patients can bring the System One home, plug it in to a conventional electrical outlet and operate it, thereby eliminating what can be expensive plumbing and electrical household modifications required by other traditional dialysis systems. Given its compact size and lack of infrastructure requirements, the System One is portable, allowing patients freedom to travel. We believe these features provide patients and their physicians new treatment options for ESRD.
          We market the System One to dialysis clinics for chronic hemodialysis treatment, providing clinics with improved access to a developing market, the home dialysis market, and the ability to expand their patient base by adding home-based patients without adding clinic infrastructure. The clinics in turn provide the System One to ESRD patients. For each month that a patient is treated with the System One, we will typically bill the clinic for the rental of the machine and purchase of the related disposable cartridges and treatment fluids. Clinics receive reimbursement from Medicare, private insurance and patients for dialysis treatments. We commenced marketing the System One for chronic hemodialysis treatment in September 2004. As of September 30, 2005, 212 ESRD patients were using the System One, at 53 different dialysis clinics. Substantially all of these patients are treated at home or are in training to treat themselves at home, and the remainder are doing therapy in a clinic.
          We are not responsible for, and do not provide, patient training. Training is provided by the patient’s dialysis clinic and takes place at the clinic primarily during the patient’s prescribed, often daily, two to three hour treatment sessions. Patient training, which typically takes two to three weeks, includes basic instruction on ESRD, operation of the System One and insertion by the patient or their partners of needles into the patient’s vascular access site. Clinics provide testing to patients and their partners at the conclusion of training to verify skills and an understanding of System One operation. Training sessions are reimbursed by Medicare, and there are no costs to the patient associated with this training.
          Medicare reimburses the same amount for home and in-center hemodialysis treatments, up to three treatments per week. Payment for more than three treatments per week is available with appropriate medical justification. The adoption of our System One for more frequent therapy for ESRD could be slowed if Medicare is reluctant or refuses to pay for these additional treatments.
          We also market the System One in the critical care market to hospitals for treatment of acute kidney failure and fluid overload associated with multiple diseases, including congestive heart failure. It is estimated that there are over 200,000 cases of acute kidney failure in the United States each year. The System One provides an effective, simple-to-operate alternative to dialysis systems currently used in the hospital to treat these acute conditions. We commenced marketing the System One to the critical care market in February 2003. As of September 30, 2005, 42 hospitals were using the System One to deliver acute kidney failure and fluid overload therapy.
Market Opportunity
          We focus on two principal markets: ESRD and critical care.

ESRD
          Proper kidney function is critical to survival. A healthy human kidney removes waste products and excess water from the blood on a continuous basis. Without properly functioning kidneys, toxins and fluids build up in the body, leading to progressive poisoning, electrolyte imbalance and fluid overload. ESRD is fatal if left untreated.
          The prevalence of ESRD, particularly in the United States, has increased in recent years due to the heightened incidence of contributing diseases such as diabetes, hypertension and obesity, overall aging of the population, decreasing mortality from conditions such as cardiovascular disease, and increasing use of drugs and other treatments for serious medical conditions that can cause damage to kidneys. According to the United States Renal Data System, or the USRDS, the number of patients in the United States diagnosed with ESRD has almost doubled in the past decade to approximately 431,000 patients in 2002 from approximately 228,000 patients in 1992. According to the Journal of the American Society of Nephrology, the ESRD patient population in the United States is expected to continue to increase at a rate of 5% annually, reaching approximately 650,000 patients by 2010. Worldwide, the total diagnosed ESRD patient population is estimated to be almost four times that of the United States at 1.7 million in 2003.
          In order to survive, ESRD patients must either receive dialysis treatment for the remainder of their lives or obtain a kidney transplant. Due to the limited number of available organs, as well as the incidence of organ transplant rejection, over 70% of ESRD patients rely on dialysis to sustain their lives.
          Medicare provides comprehensive and well-established reimbursement in the United States for ESRD. As a result of legislation passed more than 30 years ago, ESRD is the only medical condition for which Medicare coverage is offered to virtually the entire United States patient population, regardless of age or financial circumstances. Medicare currently covers over 80% of the ESRD population in the United States and is typically the primary payor. When Medicare is the primary payor, it reimburses 80% of the Medicare composite rate, a reimbursement rate set by Congress intended to cover nearly all costs associated with dialysis treatment. Secondary insurance or the patient covers the remaining 20% of the expenses. There is some regional variation in the composite rate, but the national average rate is currently approximately $22,000 per patient per year based on three treatments per week. Although Congress has periodically adjusted the composite rate, changes have been minimal and infrequent.

Critical Care
          Acute Kidney Failure. Acute kidney failure, the temporary loss of kidney function, frequently occurs in conjunction with other serious medical conditions, particularly loss of other organ functions, severe infection, poisoning or post-surgical trauma. Regardless of the cause, patients experiencing acute kidney failure require some form of kidney replacement therapy, and will die if untreated. It is estimated that there are over 200,000 cases of acute kidney failure in the United States each year.
          Fluid Overload for Congestive Heart Failure. Congestive heart failure, or CHF, is a common form of heart failure that typically results in fluid overload, a patient’s inability to dispose of fluids, often leading to swelling of the legs and ankles and congestion in the lungs. Fluid overload can result in further impairment of heart function, which, in turn, further reduces the patient’s ability to remove fluid. If untreated, fluid overload from CHF will lead to death. Approximately five million people in the United States suffer from CHF, and the incidence of CHF is increasing. According to the American Heart Association, it is estimated that 550,000 new cases of CHF are diagnosed in the United States annually. There are approximately one million patients discharged from hospitals annually for the treatment of fluid overload associated with CHF.
Traditional Dialysis Treatment Alternatives for ESRD
          There are three principal dialysis treatment alternatives for patients with chronic kidney disease: in-center hemodialysis, peritoneal dialysis and home hemodialysis.
          In-Center Hemodialysis. Hemodialysis, the most common dialysis treatment for ESRD patients, is a process by which waste products and excess fluid are removed from the blood extracorporeally, or outside the body. In hemodialysis, the patient’s blood flows through plastic tubes from the patient’s vascular access, generally in the patient’s forearm, through a dialyzer that acts as an artificial kidney to separate toxins from the blood. In the dialyzer, the blood flows through a semi-permeable membrane, which is surrounded by dialysate solution. Toxins migrate across this membrane from the blood into the dialysate. The dialysate, consisting of purified water, small amounts of electrolytes and other chemicals, carries away the toxins and excess water from the patient and is disposed. The cleansed blood is returned to the patient in a continuous process.
          Over the past three decades, reimbursement and dialysis center economics have led to a typical hemodialysis treatment program requiring the patient to commute to a dialysis center three times per week for treatment sessions lasting three to five hours each, excluding travel time. Most dialysis clinics are out-patient facilities structured to treat more than one patient at a time. According to the Medicare Payment Advisory Commission, the average dialysis clinic has 22 hemodialysis stations. Patients usually are treated in one large room and are in relatively close proximity to one another. Each station includes a treatment chair and a large, stationary hemodialysis machine that is connected to the clinic’s central water purification system used to prepare dialysate. In order to prepare for treatment, a dialysis technician or nurse sets up the hemodialysis equipment and threads a disposable dialysis tubing set through the machine. After the tubing set is threaded through the dialysis machine’s pumps and sensors, the technician or nurse connects a filter to the tubing set. The technician then primes the system with saline to remove air from the tubing set and filter. After the system is primed, the nurse or technician inserts needles into the patient’s vascular access site, generally the patient’s forearm, connects the patient to the tubing set and starts treatment. Treatment lasts between three and five hours as the dialysis machine cleanses the patient’s blood. After treatment, the nurse or technician disconnects the patient from the tubing and starts to disinfect the machine before the next patient can begin therapy. The patient’s condition is checked after treatment and, if stable, the patient leaves the center and travels home until his or her next treatment. At the end of each day, a more extensive disinfection process of the dialysis equipment is required because, during treatment, the dialysate used to cleanse a patient’s blood comes in direct contact with the machine.
          According to the USRDS, approximately 91% of United States ESRD dialysis patients received hemodialysis treatment in 2002, of which approximately 99% received treatment in a dialysis center. Currently, there are approximately 4,400 Medicare-certified dialysis outpatient facilities in the United States, either freestanding or hospital-based, each operating under the supervision of a medical director with a team of licensed nurses, trained technicians, dieticians and social workers. The average dialysis center performs approximately 8,800 treatments per year, or approximately 24 per day, with approximately $22,000 being reimbursed by Medicare for in-center dialysis treatments per patient per year. Although hemodialysis performed in a dialysis clinic is an effective therapy for many ESRD patients, it has a number of shortcomings:

•	Clinical Limitations of Three Times-Per-Week Treatment Convention. While healthy kidneys continuously remove toxins and excess water from the body, in-center hemodialysis consists of episodic sessions with long intervals in between treatments, which can be harsh and stressful on the body. Toxins and fluids build up between treatments, often leading to a number of acute and chronic health problems, including cardiovascular disease, hypertension, anemia, or low red blood cell count, malnutrition, fluid and electrolyte imbalance, calcium deficiency, headaches, nausea, hypotension, decreased mental acuity and an overall lack of strength and vitality.

•	Patient Quality of Life. Patients have limited choice as to the clinic at which they will receive treatment, especially in rural settings where only one clinic may be within driving distance. Because many dialysis centers operate near capacity, patients often have little choice in selecting their treatment schedule or making changes to accommodate many daily activities, including employment. Patients are typically assigned a morning, afternoon or evening time slot on a Monday — Wednesday — Friday or Tuesday — Thursday — Saturday regimen. If unable to make a scheduled appointment, a patient may be forced to skip therapy, possibly leading to further ill health. Multi-day travel away from home is problematic given the difficulty of coordinating care at a different dialysis center. Given the serious medical conditions of ESRD patients, approximately 65% of whom die within the first five years of therapy, the general atmosphere in the clinic can be stressful. This stress can negatively impact a patient’s overall emotional well-being and significantly diminish the patient’s quality of life.

•	Increased Risk of Infection. Clinical data from our study comparing home-based and center-based dialysis with the System One suggests that the risk of infection is higher among patients receiving in-center hemodialysis than among patients using home hemodialysis. We believe that breakdown in standard infection-control practices, sharing of dialysis machines, reuse of dialyzers and physical proximity to other infected patients may contribute to this increased risk of infection.
          Peritoneal Dialysis. Peritoneal dialysis, or PD, is a home-treatment option generally best suited for ESRD patients who have residual kidney function or a relatively low body weight. PD is the process by which waste products are removed from the blood by use of the patient’s peritoneum. The peritoneum is a large membrane enclosing the internal organs located in the abdominal cavity. PD treatments are typically self-administered by patients in their homes. To administer PD, a catheter is surgically implanted to provide access to the abdominal cavity. Through this catheter, dialysate is introduced into the patient’s body and the peritoneum acts as a natural dialyzing membrane. After approximately four to six hours, the dialysate is drained from the patient’s body and disposed. These exchanges of fresh and used dialysate are typically performed four to five times a day. Some patients do prolonged exchanges at night, and may require an additional exchange during the day. Patients will typically have two to three liters, or four to seven pounds, of dialysate in their abdomens during therapy.
          According to USRDS, in the United States approximately 7% of new dialysis patients begin treatment on PD, with the remainder starting on hemodialysis. In 2002, the number of patients receiving PD was approximately 25,000, representing approximately 8% of all ESRD dialysis patients in the United States.
          Patients receiving PD may experience less fluctuation in toxin, electrolyte and water levels due to treatment on a daily basis. Because PD is almost exclusively a home therapy, it has significant quality of life benefits; therapy can be conducted where and when the patient desires, including during nighttime when the patient is asleep. Although PD provides a clinically effective and more flexible treatment alternative to in-center hemodialysis, there are limitations with this form of dialysis.

•	Patient Eligibility Limitations. Clinical literature suggests that PD may be an effective dialysis treatment only for a subset of the ESRD patient population. It may be difficult for patients to receive adequate therapy particularly if they have a large body mass or have no residual renal function.

•	Turnover of Patients from PD to Hemodialysis. According to USRDS, over 20% of patients who initiate PD therapy switch to hemodialysis within five years. In addition, after five years, less than 2% of patients who initiate therapy on PD remain on that therapy. Over time, many patients using PD must shift to hemodialysis or receive a transplant when either loss of residual kidney function becomes sufficiently severe or the peritoneal membrane deteriorates so that it no longer has sufficient dialytic capacity.

•	Risk of Peritoneal Infection and Other Complications. PD has been reported to be associated with an increase in peritonitis, an infection of the peritoneum, and catheter exit site infection. In addition, some PD patients often suffer from obesity due to the dextrose load contained in PD fluids and muscular back pain associated with carrying large quantities of fluid in the abdomen.

•	Abdominal Fullness; Negative Body Image. Patients typically have two to three liters, or four to seven pounds, of dialysate fluid in their abdomen during therapy, which is performed a few times during the day. This volume of fluid can cause patients to feel uncomfortable and self-conscious of their bloated abdomen. Some patients also complain of a negative body image associated with the catheter that protrudes from their belly, which allows the peritoneal dialysate fluid to be added to, or emptied from, the peritoneal cavity.

          Home Hemodialysis. Fewer than one percent of all hemodialysis patients are currently treated at home. These home hemodialysis patients typically use traditional hemodialysis equipment and must follow all of the same treatment procedures used in a dialysis clinic, including dialysis system set-up, treatment delivery, system disassembly and system disinfection and maintenance. Home hemodialysis offers patients the flexibility to determine their own treatment schedule and thus enhances their overall quality of life. In addition, recent studies suggest that therapy administered more frequently than the typical clinical regimen of three times per week better mimics the natural functioning of the human kidney and can lead to improved clinical outcomes.
          While the home represents a viable setting for hemodialysis, from both a clinical and quality of life standpoint, adoption of home hemodialysis has been limited, in large part, due to the complexity and infrastructure needs associated with existing hemodialysis equipment. We believe key limitations to adoption have been:

•	Traditional system complexity. Traditional systems are complex and optimized for use by skilled dialysis nurses or technicians; it is often difficult for patients to operate and be trained on these systems.

•	Large, bulky size and special infrastructure requirements. Traditional systems are bulky in size and consume a large amount of space within the home. These systems typically require specialized and costly household electrical and plumbing modifications to accommodate the dedicated circuit and high pressure, high volume water delivery required to operate the equipment. Since Medicare and private insurance generally do not cover these modification costs, patients often cover these costs themselves in addition to the incremental ongoing utility costs associated with this specialized electrical and plumbing infrastructure.

•	Lack of portability. Due to the large size, weight and special infrastructure requirements, traditional systems are a permanent fixture in the patient’s home. As a result, treatment is limited strictly to the home, making patient travel with these systems almost impossible.

•	Disinfection and maintenance requirements. Equipment disinfection and maintenance requirements are complex and increase the amount of time needed to set up and disassemble equipment between treatments.
          In addition to patients performing home hemodialysis with traditional equipment, a small number of patients perform daily hemodialysis at home using a machine designed by another company specifically for home use. This home use system addresses the complexity and ease-of-use issues associated with traditional dialysis equipment, however, it is not readily portable and requires permanent plumbing modifications to the home.
Traditional Dialysis Treatment Alternatives for Critical Care
          Current Dialysis Treatment Alternatives for Acute Kidney Failure. Physicians currently treat most acute kidney failure cases using conventional hemodialysis equipment. Because these machines require water processing equipment and significant space, they are generally ill suited for the constrained space of the intensive care unit, or ICU. Recent studies suggest clinical outcomes improve when longer or continuous dialysis therapy is delivered to acute kidney failure patients. However, this therapy is difficult to accomplish using traditional equipment because a skilled dialysis nurse or technician must be called in to set-up, operate and disassemble the equipment. Given the shortage of dialysis nurses, it is rarely feasible to dedicate a dialysis nurse to the care of just one patient for a prolonged or continuous period.
          A smaller percentage of acute kidney failure patients are treated using systems designed specifically for critical care use. These systems are smaller and more portable than traditional dialysis equipment. They do not rely on site-of-care water processing and, because they are less complex, do not need to be operated by a specialized dialysis nurse. These systems are also designed to provide prolonged and continuous therapy. The primary limitation of these ICU specific systems is that they rely upon scale-based technology to weigh and balance fluids used and removed during therapies. These scales require nursing interventions to routinely and periodically empty waste fluid bags and rehang empty bags to ensure continued treatment.
          ICU specific dialysis equipment is also capable of performing hemofiltration, a variation of hemodialysis therapy. Many physicians prefer hemofiltration to hemodialysis for the treatment of acute kidney failure. Both therapies mechanically clean the blood; the difference between the therapies is how the blood is cleaned in the dialyzer. In hemofiltration, the dialyzer acts as a sieve that strains out wastes and toxins from the blood. In hemodialysis, the dialyzer acts as a rinsing bath where wastes and toxins in the blood diffuse, like tea from a tea bag, into the clean dialysate passed through the dialyzer. While dialysis systems designed specifically for use in the ICU are capable of performing both forms of therapy, traditional dialysis equipment is typically limited to hemodialysis.
          Current Treatment Alternatives for Fluid Overload. Conventional fluid overload treatment for CHF primarily consists of pharmaceutical therapies. Drug regimented treatment, however, is time-consuming, as it can take several days to reach the desired fluid reduction. Non-pharmacological treatments consist of salt and fluid intake restrictions as well as limited use of another membrane-based filtration mechanism, known as ultrafiltration, using dialysis equipment. Ultrafiltration involves the mechanical removal of fluids from the blood through a dialyzer. Although currently used in a very small number of cases, ultrafiltration has been shown to be an effective treatment for patients with fluid overload. To date, it has not been broadly adopted because it is a less well-known and less well-studied treatment modality for these patients. Physicians who use ultrafiltration to treat their patients for fluid overload typically use dialysis equipment. However, traditional dialysis equipment is not well-suited for this application because of its size and complexity.
The NxStage Solution
     The System One
          Our primary product, the NxStage System One, is a small, portable, easy-to-use hemodialysis system, which incorporates multiple design technologies and design features.
          The System One is comprised of the following components:

•	The NxStage Cycler. A compact portable electromechanical device containing pumps, control mechanisms, safety sensors and remote data capture functionality.

•	The NxStage Cartridge. A single-use, integrated treatment cartridge that loads simply and easily into the cycler. The cartridge incorporates a proprietary disposable volumetric fluid management system and includes a pre-attached dialyzer. This fully disposable design eliminates any contact between the dialysis machine and the dialysate, thereby avoiding complex disinfection requirements associated with traditional systems.

•	Premixed Dialysate. The System One uses high-purity, premixed dialysate for hemodialysis applications. The volume of fluids used varies with treatment options and prescription, but typical weekly volumes are similar to the amount of dialysate used by a patient on PD therapy. Currently, we supply all of our premixed dialysate in four and one-half and five liter bags. In March 2005, we received FDA clearance for a proprietary dialysate preparation system, which allows for on-site preparation of premixed dialysate. We expect to introduce this system in 2006 as an alternative to our premixed bagged dialysate.
          Treatment with the System One begins with the operator loading the disposable treatment cartridge into the cycler. The cartridge, including all safety systems, automatically engages when the cycler door is closed. The System One does not require the threading of tubing sets associated with other hemodialysis systems. The operator then connects the cartridge to a fluid source to start the system’s automated priming sequence. After priming is complete, the cartridge tubing must be connected to the patient’s catheter, port or other vascular access site. Using a simple touch pad, the operator enters the prescribed therapy into the System One cycler, including the amount of fluid desired to be removed from the patient. The operator connects the cartridge to a dialysate source. The operator then presses a button to begin treatment. At the end of treatment, the cycler returns the blood in the cartridge back to the patient. The patient is disconnected from the cartridge and the cartridge is discarded. The operator wipes down the outside of the cycler and the work area with a cloth wet with diluted bleach. The System One is then ready for the next treatment.

Benefits of the System One
          The System One presents a new hemodialysis treatment alternative for ESRD, acute kidney failure and fluid overload. Our system is designed to address the needs of patients, physicians and other healthcare providers by providing the following benefits:

•	Versatility. We have developed the System One so that the same system can be used in clinical or non-clinical settings, for either chronic or critical care. In addition, the system can be used, with minor adjustment to the cartridge, for hemodialysis, hemofiltration or ultrafiltration. This versatility reduces the need for dialysis clinics and hospitals to purchase and provide training on multiple systems for different therapies.

•	Portability. The size and mobility of the System One, which weighs approximately 75 pounds and measures 15x15x18 inches, is flexible enough to use in any environment prescribed by the physician, including the patient’s home, dialysis clinic, ICU and CCU. When therapy is prescribed in the home, we ship the necessary supplies, including disposable cartridges and fluids, directly to the patient. If the patient travels with the System One, we ship the necessary disposables to the patient’s destination.

•	Simplicity and Convenience. The System One is designed for simple operation and convenience. It employs a drop-in cartridge, avoiding the “threading” of tubing sets required by other equipment and is operated by an icon-based touch pad that is simple and intuitive. Because our System One uses volumetric rather than scale-based fluid balancing, bags do not need to be emptied and rehung. Complexities and risks associated with water processing and disinfection are minimized or eliminated with the System One because we use premixed bagged fluids and because there is no contact between any of the treatment fluids and the cycler. In addition, our disposable products, which are thrown away at the end of each treatment, do not require disinfection. The only operator disinfection required for the system is the wipe down of the outside of the System One after each treatment and a once monthly wipe down of an interior sensor to remove any dust and debris. Our dialysate preparation machine, which we plan to introduce in 2006, will not require any special disinfection because it uses disposable components.

•	No unique infrastructure requirements. The System One can plug into any standard grounded outlet. Our bagged fluids eliminate the need for any water source at the site of treatment, facilitating therapy in any setting, especially the ICU and patient travel destinations. Our planned dialysate preparation system has no unique household water requirements, working with standard water pressures and volumes, and requires only a simple plumbing modification, similar to that required when hooking up an ice maker in a home refrigerator. Waste dialysate is discarded to any drain.

•	Highly responsive customer support and service. We offer 24 hour per day, seven day per week customer support service through a team of experienced nurses and engineers. Due to the portability of the System One, we are able to offer an overnight equipment exchange program, avoiding the need for a field service organization.

•	Designed for safety. With simple dialysate solutions handling and automatic loading and calibration of all safety systems, the System One is designed to minimize the opportunities for operator error. The cartridge is preconnected to a filter to reduce connection error. Our cycler includes redundant safety systems, which provide further protection to patients undergoing treatment. We have received several reports of operator error from both patients in the home hemodialysis setting and nurses in the critical care setting. To our knowledge, none of these reported instances of operator error with the System One caused death or permanent medical injury.

•	High fluid purity. Our fluids meet United States Pharmacopeia, or USP, standards for fluid purity and exceed the Association for the Advancement of Medical Instrumentation, or AAMI, industry standards for dialysate purity. Recent studies have shown high purity dialysate, meaning dialysate that exceeds AAMI standards, helps in the reduction of inflammatory disorders commonly experienced by ESRD patients.

          For the ESRD market, the System One, which is specifically FDA cleared for hemodialysis use in the home, is designed to make home treatment and more frequent treatment easier and more practical. Although not performed using our product, studies suggest that therapy administered five to six times per week, commonly referred to as daily therapy, better mimics the natural functioning of the human kidney and can lead to improved clinical outcomes, including reduction in hypertension, improved anemia status, reduced reliance on pharmaceuticals, improved nutritional status, reduced hospitalizations and overall improved quality of life as patients feel better. Other published literature also supports the clinical and quality of life benefits associated with home dialysis therapy. We believe traditional equipment cannot satisfy the demand for home and more frequent treatment due to its complexity, lack of portability, size and infrastructure requirements. The costs of delivering more frequent therapy in center, as well as clinic scheduling limitations, present further obstacles to the broader adoption of more frequent therapy, and we believe the System One addresses many of the barriers to more frequent and home therapy.
          For the critical care market, our System One is designed to offer clinicians an alternative that simplifies the delivery of acute kidney replacement therapy and makes longer or continuous critical care therapies easier to deliver. Because of its small size, portability and lack of infrastructure requirements, our system can be easily moved between patient rooms, set up and taken down. It can also be easily moved from the ICU to the CCU or telemetry floor to treat patients with fluid overload. Our use of volumetric balancing rather than scales eliminates the frequent nursing interventions required by existing ICU dialysis systems. The ability of our system to perform hemofiltration, for which the System One is also FDA cleared in addition to hemodialysis, is advantageous, as many clinicians choose to prescribe this therapy for patients with acute kidney failure.

Our Strategy
          Our goal is to become the leading provider of home hemodialysis systems, addressing the market opportunity for a hemodialysis treatment that allows freedom from the regimen of traditional in-center dialysis and enables patients to improve the quality of their life. In the critical care market, we intend to become a leading provider of dialysis systems addressing acute kidney failure and fluid overload.
          To achieve these objectives, we are pursuing the following business strategies:

•	Promote high ESRD patient and physician awareness of the benefits of the System One. We are increasing our efforts to educate ESRD patients, nurses, technicians and physicians about the clinical and lifestyle benefits of the System One home and more frequent hemodialysis and about the ease-of-use and portability of the System One. Primarily through cooperative marketing initiatives with our dialysis clinic customers, we are currently expanding our patient and physician education programs.

•	Drive adoption of the System One through a targeted sales and marketing program focused on selected dialysis clinics and hospitals in both the ESRD and critical care markets. We intend to significantly expand our direct sales and marketing force to address our two markets. In the ESRD market, we intend to primarily target leading dialysis clinics with experience in home dialysis therapies. We believe the System One is complementary to our customers’ existing in-center dialysis services, providing these customers improved access to the developing home and more frequent hemodialysis markets and the ability to expand their patient base by adding home patients without adding clinic infrastructure. In the critical care market, we intend to continue to target leading institutions that we believe can benefit from the versatility of our system to address a number of critical care applications. Through our specialized sales force, we have placed the System One in several dialysis clinics, including some owned by national providers as well as other prominent medical institutions. We intend to increase the number and enhance the scope of our key customer relationships and drive adoption of our product.

•	Leverage our existing technology and continue to innovate the System One. We will continue to invest in research and development to enhance our existing product. Our development team integrates skills across the range of technologies required to innovate dialysis systems, including: filters, tubing sets, mechanical systems, fluids, software and electronics. Our dialysate preparation system is the most recent example of our ongoing product development efforts.

•	Focus initially on developing operations in the United States. For the near and intermediate-term, we plan to focus our efforts on the U.S. market. We believe there is a substantial opportunity outside the United States for the System One and plan, over the long-term, to pursue international growth when we have developed the appropriate scale and infrastructure to expand into other geographic regions.
Sales and Marketing
          We sell our products in two markets: the chronic market and the critical care market. We have separate marketing and sales efforts dedicated to each market. In 2004, sales to Clarian Health Partners represented 13.1% of our total revenues, sales to University of Chicago represented 12.4% of our total revenues and sales to Wellbound, Inc. represented 11.5% of our total revenues. No other single customer represented 10% or more of our revenues in 2004.

ESRD
          In the chronic care market, our customers are independent dialysis clinics as well as dialysis clinics that are part of national chains. Since Medicare regulations require that all chronic ESRD patients be under the care of a dialysis clinic, whether they are treated at-home, in-clinic or with a kidney transplant, we do not, and cannot, sell the System One directly to chronic care patients.

          We have a chronic market direct sales force that calls on dialysis clinics. In addition to specialized sales representatives, we also employ nurses on our chronic care sales force to serve as clinical educators to support our sales efforts.
          Currently, there are approximately 4,400 dialysis clinics in the United States. Ownership of these clinics is highly consolidated with DaVita controlling approximately 28%, after giving effect to the acquisition of the U.S. dialysis clinics business of Gambro, Fresenius controlling approximately 35%, on a pro forma basis assuming the completion of its pending acquisition of Renal Care Group, and independent clinics and hospitals representing the approximately 37% remaining. Because the chronic market is highly concentrated with some vertically integrated suppliers, it is possible, with a relatively small sales force, for us to target and market to only those clinics that we believe would be interested in our system. Our customers include independent clinics as well as large chains. We have become a qualified vendor for Renal Care Group and for DaVita. It is not possible, however, to predict what success we may have with these chains, particularly after completion of the acquisitions.
          After renting or selling a System One to a clinic, our sales representatives and clinical educators train the clinic’s nurses and dialysis technicians on the proper use of the system. We then rely on the trained technicians and nurses to train home patients and other technicians and nurses using the System One, rather than sending our sales representatives and nurses back to the clinic to train each new patient, nurse or technician. This approach also allows the clinic and physician to select, train and support the dialysis patients that will use our system, much the same way as they manage their patients who are on home PD therapy.
          We are still in the early stages of our chronic care marketing efforts. We began marketing the System One to perform hemodialysis for ESRD patients in September 2004. As of September 30, 2005, there were 212 patients with chronic ESRD using the System One.

Critical Care
          In the critical care market, because both acute kidney failure and fluid overload are typically treated in hospital intensive care units, our customers are hospitals. We are specifically focusing our sales efforts in the critical care market on those large institutions that we believe are most dedicated to increased and improved dialysis therapy for patients with acute kidney failure and believe in ultrafiltration as an earlier stage treatment option for fluid overload associated with multiple diseases, including congestive heart failure.
          We have a critical care direct sales force that calls on hospitals. In addition to specialized sales representatives, we also employ nurses in our critical care sales force to serve as clinical educators to support our sales efforts.
          The System One for the critical care market has a list price of $25,000; this price does not include the related disposables required for each treatment. After renting or selling a System One to a hospital, our sales representatives and clinical educators train the hospital’s ICU nurses on the proper use of the system. We then rely on the trained nurses to train other nurses. By adopting this “train the trainer” approach, our sales representatives and nurses do not need to return to the hospital each time a new nurse needs to be trained.
          We began promoting our System One product for use in the critical care market in February 2003. As of September 30, 2005, we had 42 hospitals as critical care customers.
Customer Support Services
          We use a depot service model for equipment servicing and repair for the chronic care market. If a device malfunctions and requires repair, we arrange for a replacement device to be shipped to the site of care, whether it is a patient’s home, clinic or hospital, and for pick up and return to us of the defective system. This shipment is done by common carrier, and, as there are no special installation requirements, the patient, clinic or hospital can set up the new machine in a matter of minutes. In addition, we ship monthly supplies via common carrier directly to chronic care patients, dialysis clinics and hospitals.

          In addition to depot service, the critical care market also demands field service calls for cycler servicing and repair. The nature of the hospital environment, coupled with the practices of other ICU dialysis equipment suppliers, frequently necessitates on-site clinical support for our systems installed in this environment.
          We maintain telephone service coverage 24-hours a day, seven days a week, to respond to technical questions raised by patients, clinics and hospitals concerning our System One product. In addition, due to the intense nature of the needs of patients with acute kidney failure and fluid overload, our critical care sales representatives and technical specialists are personally available to answer questions 24 hours a day, seven days a week. We generally do not handle clinical questions or issues from patients, but instead refer them to their physician or dialysis clinic.
          Importantly, we also capture treatment information in the System One during each treatment that can be easily downloaded and loaded into a database for analysis and continued product improvement.
Billing
          In the ESRD market, we typically rent the System One, and sell the related disposables, to the dialysis clinics, and bill the clinics monthly for each system and all disposables used by their patients. In the critical care market, we rent or sell our systems, and sell all related disposables, to hospitals and bill the hospitals directly. The clinics and hospitals then bill their treated patients’ insurance providers, usually Medicare, for the treatment provided.
Clinical Experience and Results
          As of June 30, 2005, the System One had been used in over 18,000 ESRD treatments and 6,000 critical care treatments, representing over 150,000 hours of system use. Since our inception, we have conducted two significant clinical trials with the System One for ESRD therapy, a post-market study of chronic daily hemofiltration and a study under an FDA approved IDE. We have also conducted a study of ultrafiltration with the System One for fluid overload associated with CHF.
          In the IDE study, we compared center-based and home-based daily dialysis with the System One. That study was a prospective, multi-center, two-treatment, two-period, open-label, cross-over study. The first phase of the study consisted of 48 treatments, six per week, in an eight week period performed in-center, while the second phase consisted of the same number of treatments performed in an in-home setting. Between the two phases, there was a two-week transition period conducted primarily in the patient’s home. Prior to study initiation, enrolled patients were to have been on at least two weeks of daily hemodialysis with the System One in an in-center environment. The objective of the study was to evaluate equivalence on a per treatment basis between the delivery of hemodialysis with our system in-center and at home. The results of the investigation showed that hemodialysis in each setting was equivalent.
Research and Development
          Our research and development organization has focused on developing innovative technical approaches that address the limitations of current dialysis systems. Our development team has skills across the range of technologies required to develop and maintain dialysis systems. These areas include filters, tubing sets, mechanical systems, fluids, software and electronics. In developing our System One, our goal was to improve ease-of-use, reduce size and lower cost of a dialysis system without sacrificing performance or therapeutic flexibility. We achieved this through multiple innovations. We developed new sensor technology to detect pressures, temperature and the presence of air, new pumps to allow for ease of loading and an innovative fluid management system. These advancements have resulted in the only commercially available hemodialysis disposable that simply drops in to load all of the pumps, valves, and sensors, as well as the only commercially available hemodialysis disposable that employs volumetric fluid management.
          In response to physician feedback and our own assessments, we are continually working on enhancements to our product designs to improve ease-of-use, functionality, reliability and safety. We also seek to develop new products that positively supplement our existing product offerings and intend to continue to actively pursue opportunities for the research and development of complementary products.
          For the years ended December 31, 2002, 2003 and 2004, we incurred total research and development expenses of $5.9 million, $4.5 million and $6.0 million, respectively.
Scientific Advisory Board
          We seek advice from a number of leading scientists and physicians on scientific and medical matters. Our scientific advisory board meets approximately three times per year for full-day sessions to assess:

•	our research and development programs;

•	relevant clinical data relating to the System One and other dialysis products;

•	our publication strategies;

•	new technologies relevant to our research and development programs; and

•	specific scientific and technical issues relevant to our business.
Members receive $2,500 for each meeting that they attend. The scientific advisory board is not a source of performance data regarding the System One.
          The current members of our scientific advisory board are:

Name	Professional Affiliation

Ricardo Correa-Rotter, M.D.	Head of the Department of Nephrology, Instituto Nacional de Ciencias Médicas y Nutrición Salvador Zubirán, in Mexico City, Mexico

Bertrand L. Jaber, M.D., FASN	Vice Chairman for Clinical Affairs, Department of Medicine, Caritas St. Elizabeth’s Medical Center, Boston, MA; Assistant Professor of Medicine, Tufts University School of Medicine

J. Kenneth Leypoldt, Ph.D.	Research Professor, Division of Nephrology, University of Utah and VA Medical Center

James T. McCarthy, M.D., FACP	Professor of Medicine, Mayo Clinic College of Medicine; Staff Physician, Division of Nephrology and Hypertension, Mayo Clinic Rochester; Former Medical Director of Dialysis, Mayo Clinic Rochester

John Moran, M.D., BS, FRACP	Current Chief Scientific Officer and Director of Medical Research, Satellite Healthcare; Consulting Professor, Stanford University School of Medicine; Former Vice President of Clinical Development, Baxter Renal Division; Former Senior Vice President and Chief Medical Officer, VascA, Inc.

Gerald Posen, M.D.	Division of Nephrology, Ottawa Hospital System Associate Professor of Medicine, University of Ottawa; Former Chief of Nephrology, Ottawa Hospital System
Intellectual Property
          We seek to protect our investment in the research, development, manufacturing and marketing of our products through the use of patent, trademark, copyright and trade secret law. We own or have rights to a number of patents, trademark, copyrights, trade secrets and other intellectual property directly related and important to our business.

          As of June 30, 2005, we had 17 issued U.S. patents and 55 U.S., international and foreign pending patent applications.
ISSUED U.S. PATENTS

Patent/		Expiration
Serial No.	Filed	Date	Description

6,872,346	03/20/2003	05/28/2023	Manufacturing method for filters using radiant heat to seal filter fibers
6,572,641	04/09/2001	05/02/2021	Fluid warmer that removes air
6,554,789	02/25/2000	03/29/2017	Panels defined by seals and overlying panels
6,579,253	02/25/2000	12/29/2019	Balancing chambers are defined by panels of the circuit
6,852,090	05/24/2001	01/17/2021	Balancing chambers are defined by circuit portions defined in cooperation with the base
6,638,477	02/25/2000	12/29/2019	Divert part of waste stream to control ultrafiltration or rinse
6,638,478	02/25/2000	03/29/2017	Mechanically coupled flow assemblies that balance flow of incoming and outgoing fluid streams, respectively
6,589,482	02/25/2000	12/29/2019	Panels form a combination to mutually displace waste and replacement fluid
6,582,385	02/19/1998	03/29/2018	Addresses fluids requirement by purifying waste
6,254,567	02/23/2000	03/31/2019	Addresses fluids requirement by regenerating dialysate
6,649,063	07/12/2001	10/29/2021	Using the filter to generate sterile replacement fluid
6,673,314	02/25/2000	12/29/2019	Supply notification including third-party notification by network
6,595,943	02/25/2000	03/29/2017	Blood pressure control in filter to optimize throughput
6,743,193	07/17/2001	08/08/2021	Hermetic valve design
6,702,561	07/12/2001	09/30/2021	Potting distribution channel molded into filter housing
6,572,576	07/07/2001	07/29/2021	Leak detection by flow reversal
6,830,553	02/25/2000	03/29/2017	Sterile filter in replacement fluid line
          Patents for individual products extend for varying periods of time according to the date a patent application is filed or a patent is granted and the term of the patent protection available in the jurisdiction granting the patent. The scope of protection provided by a patent can vary significantly from country to country.
          In addition to our patents and pending patent applications in the United States and selected non-U.S. markets, we use trade secrets and proprietary know-how in our products. Any of our trade secret, know-how or other technology not protected by a patent could be disclosed to, or independently developed by a competitor.
          Our strategy is to develop patent portfolios for our research and development projects. We monitor the activities of our competitors and other third parties with respect to their use of intellectual property. We intend to aggressively defend the patents we hold, and we intend to vigorously contest claims other patent holders may bring against us.
          The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. While we attempt to ensure that our products and methods do not infringe other parties’ patents and proprietary rights, our competitors may assert that our products, or the methods that we employ, are covered by patents held by them. In addition, our competitors may assert that future products and methods we may market infringe their patents.
          We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationship with us. We also require our employees to agree to disclose and assign to us all inventions conceived by them during their employment with us. Similar obligations are imposed upon consultants and advisors performing work for us relating to the design or manufacture of our product. Despite efforts taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.
Competition

ESRD
          The dialysis therapy market is mature, consolidated and competitive. We compete with suppliers of hemodialysis and peritoneal dialysis devices and services as well as device manufacturers that provide dialysis services. We currently face direct competition in the United States from Fresenius, Gambro, Baxter and Aksys. Fresenius, Gambro and Baxter each have large and well-established dialysis products businesses and Aksys markets a competitive product specifically designed for more frequent use in the home. In addition, DaVita has acquired the U.S. dialysis clinics business of Gambro. DaVita has also entered into a preferred supplier agreement with Gambro pursuant to which Gambro will provide a significant majority of DaVita’s dialysis equipment and supplies for a period of at least 10 years. Fresenius has agreed to acquire Renal Care Group, a dialysis service provider.
          We believe the competition in the market for kidney dialysis equipment and supplies is based primarily on:

•	product quality;

•	ease-of-use;

•	cost effectiveness;

•	sales force coverage; and

•	clinical flexibility.
          We believe that we compete favorably in terms of product quality and ease of use due to our System One design, portability, drop-in cartridge and use of bagged, premixed fluids. We believe we also compete favorably on the basis of clinical flexibility, given the System One’s ability to work well in acute and chronic settings and to perform hemofiltration, hemodialysis and ultrafiltration. We believe we compete favorably in terms of cost-effectiveness to clinics. Although our product is priced at a premium compared to some competitive products in the market, we allow clinics to reduce labor costs by offering their patients a home treatment alternative. We compete unfavorably in terms of sales force coverage and branding because we have only recently commenced commercial sales of our System One for chronic kidney failure and have a smaller sales force than most of our competitors.
          Our primary competitors are large, well-established businesses with significantly more financial and personnel resources than us. They also have significantly greater commercial infrastructures than we have. We believe our ability to compete successfully will depend largely on our ability to:

•	establish the infrastructures necessary to support a growing home and critical care dialysis products business;

•	maintain and improve product quality;

•	continue to develop sales and marketing capabilities;

•	achieve cost reductions; and

•	access the capital needed to support the business.
          Our ability to successfully market the System One, and any products we may develop in the future, for the treatment of kidney failure could also be adversely affected by pharmacological and technological advances in preventing the progression of chronic ESRD and/or in the treatment of acute kidney failure, technological developments by others in the area of dialysis, the development of new medications designed to reduce the incidence of kidney transplant rejection and progress in using kidneys harvested from genetically-engineered animals as a source of transplants. There can be no assurance that competitive pressure or pharmacological or technological advancements will not have a material adverse effect on our business.

Critical Care
          We believe that competition in the critical care market will be affected by system functionality, ease-of-use, reliability, portability and infrastructure requirements. In the fluid overload market, we believe competition will be further affected by physicians’ willingness to adopt ultrafiltration as a viable treatment alternative to pharmaceutical therapy. In the critical care market, we face direct competition from Gambro, Baxter, B. Braun, Fresenius and CHF Solutions.
          In the fluid overload market, drug therapy is currently the most common and preferred treatment. To date, ultrafiltration has not been broadly adopted and, if the medical community does not accept ultrafiltration as clinically useful, cost-effective and safe, we will not be able to successfully compete against existing pharmaceutical therapies. Our ability to successfully market the System One for the treatment of fluid overload associated with multiple diseases, including CHF, could also be adversely affected by pharmacological and technological advances in preventing or treating fluid overload.
Manufacturing
          The manufacture of NxStage products is accomplished through a complementary combination of outsourcing and internal production. Specifically, we assemble, package and label our disposable cartridges within our 45,000 square foot facility in Lawrence, Massachusetts. We also manufacture our dialyzers internally, within our 5,000 square foot facility in Rosdorf, Germany. We outsource the manufacture of our premixed dialysate and the System One cycler, sterilization of our disposable cartridge, along with some subassemblies used in our disposable cartridge.
          The manufacturing process for our disposable cartridges includes the inspection, assembly, testing, packaging, and sterilization of components that have been manufactured to our specifications by various suppliers. We have single-source suppliers of components, but in most instances there are alternative sources of supply available. Where obtaining a second source is more difficult, we have tried to establish supply agreements that better protect our continuity of supply. These agreements, currently in place with several key suppliers, are intended to establish commitments to supply product. We do not have supply agreements in place with all of our single-source suppliers.
          We have not made commitments to suppliers as exclusive providers of a particular product except KMC, the outsourced manufacturer of the System One cycler. We have an agreement with KMC that provides us a committed supply in exchange for limited exclusivity, which expires upon our receipt of a specified number of cyclers. We expect this exclusivity requirement to expire in late 2006. Thereafter, the agreement may be renewed on a non-exclusive basis for additional one-year terms. The contract may be terminated upon a material breach, generally following a 30-day cure period. We may terminate the exclusivity provision earlier if KMC fails to supply our product requirements for two consecutive months.
          We purchase bicarbonate-based premixed dialysate from B. Braun and our lactate-based premixed dialysate from B. Braun and other sources. We have a long-term supply agreement with B. Braun that obligates B. Braun to supply the dialysate to us through 2009 in exchange for modest minimum purchase requirements of approximately $100,000 per year. The contract may be terminated upon a material breach, generally following a 30-day cure period. We do not have long-term supply agreements in place with our other fluid suppliers and currently purchase fluids from such suppliers under purchase orders.
          Medisystems Corporation, a related party to NxStage, is a sole supplier of many components and subassemblies required for the final assembly of the treatment cartridge. Medisystems is owned by David Utterberg, a director and significant stockholder of NxStage. We currently purchase these components and subassemblies under purchase orders. We are negotiating a long-term supply agreement with Medisystems, covering components, subassemblies and completed cartridges, although we cannot be certain that we will enter into an agreement with Medisystems.
Reimbursement

ESRD
          Medicare regulations require that all chronic ESRD patients be under the care of a dialysis clinic, whether they are treated at home or in-clinic. We rent or sell our System One to dialysis clinics; these clinics are, in turn, reimbursed by Medicare, Medicaid and private insurers.
          Medicare. Medicare generally provides health insurance coverage for persons who are age 65 or older and for persons who are completely disabled. For ESRD patients, however, Medicare coverage is not dependent on age or disability. For patients eligible for Medicare based solely on ESRD, generally patients under age 65, Medicare eligibility begins three months after the month in which the patient begins dialysis treatments. During this three-month waiting period either Medicaid, private insurance or the patient is responsible for payment for dialysis services. Medicare generally waives this waiting period for individuals who participate in a self-care dialysis training program, or are hospitalized for a kidney transplant and the surgery occurs within a specified time period.
          For ESRD patients under age 65 who have any employer group health insurance coverage, regardless of the size of the employer or the individual’s employment status, Medicare coverage is generally secondary to the employer coverage during a 30-month waiting period that follows the establishment of Medicare eligibility or entitlement based on ESRD. During the waiting period, the patient’s existing insurer is responsible for paying primary benefits at the rate specified in the plan, which may be a negotiated rate or the healthcare provider’s usual and customary rate. As the secondary payor during this coordination period, Medicare will make payments up to the applicable composite rate for dialysis services reimbursed through the composite rate to supplement any primary payments by the employer group health plan if the plan covers the services but pays only a portion of the charge for the services.
          Medicare generally is the primary payor for ESRD patients after the 30-month waiting period. Under current rules, Medicare is also the primary payor for ESRD patients during the 30-month coordination period under certain circumstances. Medicare remains the primary payor when an individual becomes eligible for Medicare on the basis of ESRD if, (a) the individual was already age 65 or over or was eligible for Medicare based on disability and (b) the individual’s private insurance coverage is not by reason of current employment or, if it is, the employer has fewer than 20 employees in the case of eligibility by reason of age, or fewer than 100 employees in the case of eligibility by reason of disability. The rules regarding entitlement to primary Medicare coverage when the patient is eligible for Medicare on the basis of both ESRD and age, or disability, have been the subject of frequent legislative and regulatory changes in recent years and there can be no assurance that these rules will not be unfavorably changed in the future.
          When Medicare is the primary payor for services furnished by dialysis clinics, it reimburses dialysis clinics for 80% of the composite rate, leaving the secondary insurance or the patient responsible for the remaining 20%. The Medicare composite rate is set by Congress and is intended to cover virtually all costs associated with each dialysis treatment, excluding physician services and certain drugs and laboratory services. There is some regional variation in the composite rate, but, the national average is currently approximately $140 per treatment. Although Congress has periodically adjusted the composite rate, changes have been infrequent. The composite reimbursement rate was unchanged from the time it was initially adopted in 1973 until 1983. From 1983 through 1990, numerous Congressional actions resulted in net reductions of the average composite reimbursement rate from a fee of $138 per treatment in 1983 to approximately $125 per treatment in 1990. Since that time, the composite rate has only increased, with the most significant increase implemented at the beginning of 2005, raising the composite rate to its current level. Medicare also reimburses 80%, and any available secondary insurance 20%, of the costs for services that are covered by Medicare but that are not included in the composite rate.

          We believe that before Medicare primary coverage is established, private payors may reimburse dialysis expenses at rates higher than the per-treatment composite rate set by Medicare. When Medicare becomes a patient’s primary payor, private insurance often covers the per-treatment 20% coinsurance that Medicare does not pay.
          CMS rules limit the number of hemodialysis treatments paid for by Medicare to three a week, unless there is medical justification for the additional treatments. The determination of medical justification must be made at the local Medicare contractor level on a case-by-case basis. A clinic’s decision as to how much it is willing to spend on dialysis equipment and services will be at least partly dependent on whether Medicare will reimburse more than three treatments per week for the clinic’s patients.
          Medicaid. Medicaid programs are state-administered programs partially funded by the federal government. These programs are intended to provide coverage for certain categories of patients whose income and assets fall below state defined levels and who are otherwise uninsured. For those who are eligible, the programs serve as supplemental insurance programs for the Medicare co-insurance portion and provide certain coverage, for example, self-administered outpatient prescription medications, that is not covered by Medicare. For ESRD treatment, state regulations generally follow Medicare reimbursement levels and coverage without any co-insurance amounts, which is pertinent mostly for the three-month waiting period. Certain states, however, require beneficiaries to pay a monthly share of the cost based upon levels of income or assets.
          Private Insurers. Some ESRD patients have private insurance that covers dialysis services. As discussed above, healthcare providers receive reimbursement for ESRD treatments from the patient or private insurance during a waiting period of up to three months before the patient becomes eligible for Medicare. In addition, if the private payor is an employer group health plan, it is generally required to continue to make primary payments for dialysis services during the 30-month period following eligibility or entitlement to Medicare. In general, employers may not reduce coverage or otherwise discriminate against ESRD patients by taking into account the patient’s eligibility or entitlement to Medicare benefits.

Critical Care
          For Medicare patients, both acute kidney failure and fluid overload therapies provided in an in-patient hospital setting are reimbursed under a traditional diagnosis related group, or DRG, system. Under this system, reimbursement is determined based on a patient’s primary diagnosis and is intended to cover all costs of treating the patient. The presence of acute kidney failure or fluid overload increases the severity of the primary diagnosis and, accordingly, could increase the amount reimbursed. The longer hospitalization stays and higher labor needs, which are typical for patients with acute kidney failure and fluid overload, must be managed for care of these patients to be cost-effective. We believe that there is a significant incentive for hospitals to find a more cost-efficient way to treat these patients in order to improve hospital economics for these therapies.
Government Regulation

Food and Drug Administration
          In the United States, our products are subject to regulation by the FDA, which regulates our products as medical devices. The FDA regulates the clinical testing, manufacture, labeling, distribution, import and export, sale and promotion of medical devices. Noncompliance with applicable FDA requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution.
          Unless an exemption applies, all medical devices must receive either prior 510(k) clearance or pre-market approval from the FDA before they may be commercially distributed in the United States.

Submissions to obtain 510(k) clearance and pre-market approval must be accompanied by a user fee, unless exempt. In addition, the FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.
          The FDA classifies medical devices into one of three classes: Class I, Class II or Class III — depending on the FDA’s assessment of the degree of risk associated with the device and the controls it deems necessary to reasonably ensure the device’s safety and effectiveness. The FDA has deemed our System One to be a Class II medical device and we have marketed it as such in the United States.
          Class I devices are those for which safety and effectiveness can be assured by adherence to a set of general controls, which include compliance with facility registration and product listing requirements, reporting of adverse events, and appropriate, truthful and non-misleading labeling, advertising and promotional materials. Class II devices are also subject to these same general controls, as well as any other special controls deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidelines. Pre-market review and clearance by the FDA for Class II devices is accomplished through the 510(k) pre-market notification procedure. When 510(k) clearance is required, a manufacturer must submit a pre-market notification to the FDA demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a legally marketed Class I or Class II device or a Class III device that has been on the market on or prior to May 28, 1976, for which the FDA has not required pre-market application approval. If the FDA agrees that the device is substantially equivalent to the predicate, it will subject the device to the same classification and degree of regulation as the predicate device, thus effectively granting clearance to market it. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or possibly a pre-market approval. Class III devices are devices found by FDA to be not substantially equivalent to a legally marketed device or those devices that the FDA deems to pose the greatest risk, such as life-supporting or implantable devices. In general, a Class III device cannot be marketed in the United States unless the FDA approves the device after submission of a pre-market approval application.

FDA Regulatory Clearance Status
          We currently have all of the regulatory clearances required to market the System One in the United States in both the chronic and critical care markets. The FDA has cleared the System One for the treatment, under a physician’s prescription, of renal failure or fluid overload using hemofiltration, hemodialysis and/or ultrafiltration. The FDA has also specifically cleared the System One for home hemodialysis use.
          We received our first clearance from the FDA for a predecessor model to the System One in January 2001 for hemofiltration and ultrafiltration. In July 2003, we received expanded clearance from the FDA for the System One for hemodialysis, hemofiltration and ultrafiltration. Most recently, in June 2005, we received FDA clearance specifically allowing us to promote home hemodialysis using the System One. We have received a total of 19 product clearances from the FDA since our inception in December 1998. We continue to seek opportunities for product improvements and feature enhancements, which will, from time to time, require FDA clearance before market launch.
          Since their introduction into the market, our products have been subject to two voluntary recalls and one voluntary product withdrawal. Our first voluntary recall occurred in February 2001 in Canada relating to a software glitch that we detected in our predecessor system, which could have increased the likelihood of a clotted filter during treatment. There were no patient injuries associated with this recall, and the software glitch was remedied with a subsequent software release. The second voluntary recall occurred in April 2004 in the United States relating to pinhole-sized dialysate leaks in our cartridge. The leaks were readily observable and required a cartridge replacement to continue treatment. There were no patient injuries associated with this recall, we subsequently switched suppliers and instituted additional testing requirements to minimize the chance for pinhole-sized leaks in our cartridges. The market withdrawal occurred in May 2002 when we suspended sales of our predecessor system while we addressed issues involving limited instances of contaminated hemofiltration fluids compounded by a pharmacy and supplied by a third-party. Six patients exposed to contaminated fluids reported fevers and/or chills, with no lasting clinical effect. We subsequently modified our cartridge to allow for an additional filter to remove contaminants from fluids used with our product, and with these changes to our product and cartridge, we believe the issue of third-party supplied contaminated fluid does not present a significant risk to our business today.

FDA Clearance Procedures
          510(k) Clearance Pathway. When we are required to obtain a 510(k) clearance for a device which we wish to market, we must submit a pre-market notification to the FDA demonstrating that the device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 (or to a pre-1976 class III device for which the FDA has not yet called for the submission of pre-market approval applications). The FDA attempts to respond to a 510(k) pre-market notification within 90 days of submission of the notification (or in some instances 30 days under what is referred to as “special” 510(k) submission), but the response may be a request for additional information or data, sometimes including clinical data. As a practical matter, pre-market clearance can take significantly longer, including up to one year or more.
          After a device receives 510(k) clearance for a specific intended use, any modification that could significantly affect its safety or effectiveness, or that constitutes a major change in its intended use, would require a new 510(k) clearance or could require pre-market approval. In the first instance, the manufacturer may determine that a change does not require a new 510(k) clearance. The FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination that a new clearance or approval is not required for a particular modification, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or pre-market approval is obtained.
          Pre-market Approval Pathway. A pre-market approval application must be submitted if the device cannot be cleared through the 510(k) process. The pre-market approval process is much more demanding than the 510(k) pre-market notification process. A pre-market approval application must be supported by extensive data and information including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.
          After the FDA determines that a pre-market approval application is complete, the FDA accepts the application and begins an in-depth review of the submitted information. The FDA, by statute and regulation, has 180 days to review an accepted pre-market approval application, although the review generally occurs over a significantly longer period of time, and can take up to several years. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the Quality System Regulations. New pre-market approval applications or supplemental pre-market approval applications are required for significant modifications to the manufacturing process, labeling, use and design of a device that is approved through the pre-market approval process. Pre-market approval supplements often require submission of the same type of information as a pre-market approval application, except that the supplement is limited to information needed to support any changes from the device covered by the original pre-market approval application, and may not require as extensive clinical data or the convening of an advisory panel.
          Clinical Trials. A clinical trial is almost always required to support a pre-market approval application and is sometimes required for a 510(k) pre-market notification. Clinical trials for devices that involve significant risk, referred to as significant risk devices, require submission of an application for an

IDE to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the Institutional Review Board overseeing the clinical trial. If FDA fails to respond to an IDE application within 30 days of receipt, the application is deemed approved, but institutional review board, or IRB, approval would still be required before a study could begin. Products that are not significant risk devices are deemed to be “non-significant risk devices” under FDA regulations, and are subject to abbreviated IDE requirements, including informed consent, IRB approval of the proposed clinical trial, and submitting certain reports to the IRB. Clinical trials are subject to extensive recordkeeping and reporting requirements. Our clinical trials must be conducted under the oversight of an IRB at each clinical study site and in accordance with applicable regulations and policies including, but not limited to, the FDA’s good clinical practice, or GCP, requirements.

Continuing FDA Regulation
          After a device is placed on the market, numerous regulatory requirements apply. These include, among others:

•	Quality System Regulations, which require manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations, which govern product labels and labeling, prohibit the promotion of products for unapproved, or off-label, uses and impose other restrictions on labeling and promotional activities;

•	medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and

•	recalls and notices of correction or removal.
          MDR Regulations. The MDR regulations require that we report to the FDA any incident in which our product may have caused or contributed to a death or serious injury, or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to a death or serious injury. As of September 30, 2005, we have submitted 53 MDRs. Most of these have been submitted to comply with FDA’s blood loss policy for routine dialysis treatments. This policy requires manufactures to file MDR reports related to routine dialysis treatments if the blood loss is greater than 20cc.
          FDA Inspections. We have registered with the FDA as a medical device manufacturer. Compliance with regulatory requirements is assured through periodic, unannounced facility inspections by the FDA, and these inspections may include the manufacturing facilities of our subcontractors. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following:

•	warning letters or untitled letters;

•	fines, injunctions, and civil penalties;

•	administrative detention;

•	voluntary or mandatory recall or seizure of our products;

•	customer notification, or orders for repair, replacement or refund;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusal to review pre-market notification or pre-market approval submissions;

•	rescission of a substantial equivalence order or suspension or withdrawal of a pre-market approval; and

•	criminal prosecution.
          The FDA has twice inspected our facility and quality systems. In our first inspection, one observation was made, but was rectified during the inspection, requiring no further response from us. The second inspection resulted in no observations. We cannot assure you that we can maintain a comparable level of regulatory compliance in the future at our facility.
Foreign Regulation of Medical Devices
          Clearance or approval of our products by regulatory authorities comparable to the FDA may be necessary in foreign countries prior to the commencement of marketing of the product in those countries, whether or not FDA clearance has been obtained. The regulatory requirements for medical devices vary significantly from country to country. They can involve requirements for additional testing and may be time consuming and expensive. We have not sought approval for our products outside of the United States, Canada and the European Union. We cannot assure you that we will be able to obtain regulatory approvals in any other markets.
          The System One cycler and related cartridges are regulated as medical devices in Canada under the Canadian Medical Device Regulations and in the European Union, or EU, under the Medical Device Directive. We have received four product licenses from Canada; and our System One is covered by a recently obtained Canadian license. Although we have obtained CE marking approval in the EU for our System One, this CE marking is not up to date. Before we would be able to market our products in the EU, we would be required to submit additional regulatory documentation. We are not currently marketing any products in Canada or in the European Union.
Fraud and Abuse Laws

Anti-Kickback Statutes
          The federal healthcare program Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the furnishing, arranging for or recommending a good or service for which payment may be made in whole or part under a federal healthcare program such as Medicare or Medicaid. The definition of remuneration has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under federal healthcare programs, the statute has been violated. The law contains a few statutory exceptions, including payments to bona fide employees, certain discounts and certain payments to group purchasing organizations. Violations can result in significant penalties, imprisonment and exclusion from Medicare, Medicaid and other federal healthcare programs. Exclusion of a manufacturer would preclude any federal healthcare program from paying for its products. In addition, some enforcement officials have argued that kickback arrangements can provide the basis for an action under the Federal False Claims Act, which is discussed in more detail below.
          The Anti-Kickback Statute is broad and potentially prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of Health and Human Services, or OIG, has issued a series of regulations, known as the safe harbors, beginning in July of 1991. These safe harbors set forth provisions that, if all the applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. Arrangements that implicate the Anti-Kickback Law, and that do not fall within a safe harbor, are analyzed by the OIG on a case-by-case basis.
          Government officials have focused recent enforcement efforts on, among other things, the sales and marketing activities of healthcare companies, and recently have brought cases against individuals or entities with personnel who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business. Settlements of these cases by healthcare companies have involved significant fines and/or penalties and in some instances criminal pleas.
          In addition to the Federal Anti-Kickback Law, many states have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same exceptions or safe harbors. In some states, these anti-kickback laws apply with respect to all payors, including commercial health insurance companies.

False Claims Laws
          Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid. Manufacturers can be held liable under false claims laws, even if they do not submit claims to the government, if they are found to have caused submission of false claims. The Federal Civil False Claims Act also includes whistle blower provisions that allow private citizens to bring suit against an entity or individual on behalf of the United States and to recover a portion of any monetary recovery. Many of the recent highly publicized settlements in the healthcare industry related to sales and marketing practices have been cases brought under the False Claims Act. The majority of states also have statutes or regulations similar to the federal false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

Privacy and Security
          HIPAA and the rules promulgated thereunder require certain entities, referred to as covered entities, to comply with established standards, including standards regarding the privacy and security of protected health information, or PHI. HIPAA further requires that covered entities enter into agreements meeting certain regulatory requirements with their business associates, as such term is defined by HIPAA, which, among other things, obligate the business associates to safeguard the covered entity’s PHI against improper use and disclosure. While not directly regulated by HIPAA, a business associate may face significant contractual liability pursuant to such an agreement if the business associates breaches the agreement or causes the covered entity to fail to comply with HIPAA. In the course of our business operations, we have entered into several business associate agreements with certain of our customers that are also covered entities. Pursuant to the terms of these business associate agreements, we have agreed, among other things, not to use or further disclose the covered entity’s PHI except as permitted or required by the agreements or as required by law, to use reasonable safeguards to prevent prohibited disclosure of such PHI and to report to the covered entity any unauthorized uses or disclosures of such PHI. Accordingly, we incur compliance related costs in meeting HIPAA-related obligations under business associates agreements to which we are a party. Moreover, if we fail to meet our contractual obligations under such agreements, we may incur significant liability.
          In addition, HIPAA’s criminal provisions could potentially be applied to a non-covered entity that aided and abetted the violation of, or conspired to violate HIPAA, although we are unable at this time to determine conclusively whether our actions could be subject to prosecution in the event of an impermissible disclosure of health information to us. Also, many state laws regulate the use and disclosure of health information, and are not necessarily preempted by HIPAA, in particular those laws that afford greater protection to the individual than does HIPAA. Finally, in the event we change our business model and become a HIPAA covered entity, we would be directly subject to HIPAA, its rules and its civil and criminal penalties.
Employees
          As of June 30, 2005, NxStage had 108 full-time employees, three part-time employees and 16 seasonal or temporary employees. From time to time we also employ independent contractors to support our engineering, marketing, sales, clinical and administrative organizations.
Properties and Facilities
          We are headquartered in Lawrence, Massachusetts, where we lease approximately 45,000 square feet under a lease expiring 2012. We also lease approximately 24,000 square feet of warehousing and manufacturing space in North Andover, Massachusetts and 5,000 square feet of manufacturing and office space in Rosdorf, Germany, where our filter is manufactured. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available at such time as it becomes needed on commercially reasonable terms.
Legal Proceedings
          From time to time we may be a party to various legal proceedings arising in the ordinary course of our business. We are not currently subject to any material legal proceedings.

MANAGEMENT
          The following table sets forth our executive officers, directors and non-executive officers, their ages and the positions they held as of September 15, 2005.

Name	Age	Position

Executive Officers and Directors
Jeffrey H. Burbank	43	President, Chief Executive Officer and Director

David N. Gill	50	Senior Vice President, Chief Financial Officer and Treasurer

Philip R. Licari	46	Senior Vice President and Chief Operating Officer

Winifred L. Swan	41	Senior Vice President, General Counsel and Secretary

Joseph E. Turk, Jr.	37	Senior Vice President, Commercial Operations

Philippe Chambon, M.D., Ph.D.(1)(3)	47	Chairman of the Board of Directors

Jean-Francois Formela, M.D. (3)	48	Director

Daniel A. Giannini(2)	55	Director

Craig W. Moore(1)(2)	60	Director

Reid S. Perper(2)	46	Director

Peter P. Phildius(1)(3)	75	Director

David S. Utterberg	59	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating and Corporate Governance Committee
          Jeffrey H. Burbank has been our President and Chief Executive Officer since December 1998 and has been a director of NxStage since that time. Prior to joining NxStage, Mr. Burbank was a founder and the CEO of VascA, Inc., a medical device company that develops and markets a new blood access device for dialysis patients. He is currently a director of VascA. Mr. Burbank is on the Board of the National Kidney Foundation. He holds a B.S. from Lehigh University.
          David N. Gill has been our Senior Vice President, Chief Financial Officer and Treasurer since July 2005. He served as Senior Vice President and Chief Financial Officer of CTI Molecular Imaging, Inc., a publicly-traded medical equipment company, from January 2002 to May 2005, before its sale. Previously, he served from February 2000 to March 2001 as Chief Financial Officer and Director, and from January 2001 to August 2001 as President, Chief Operating Officer, and Director, of Interland, Inc., a publicly-traded telecom-related company, before its sale. Mr. Gill served from July 1996 to February 2000 as Chief Financial Officer and from February 1997 to February 2000 as Chief Operating Officer of Novoste Corporation, a publicly traded medical device company. He holds a B.S. degree, cum laude, in Accounting from Wake Forest University and an M.B.A. degree, with honors, from Emory University, and was formerly a certified public accountant.
          Philip R. Licari has been our Senior Vice President since January 2005 and our Vice President and Chief Operating Officer since October 2004. From August 1996 to October 2004, Mr. Licari was employed at Boston Scientific Corporation, a worldwide developer, manufacturer and marketer of medical devices, where he held vice president positions in Global Supply Chain, Clinical Operations and Corporate Sales/ National Accounts. Mr. Licari earned a B.S. in Biomedical Engineering from Tufts University and an M.B.A. in finance from the University of Chicago Graduate School of Business.
          Winifred L. Swan has been our Senior Vice President since January 2005 and our Vice President and General Counsel since November 2000. From July 1995 to November 2000, Ms. Swan was Senior Corporate Counsel at Boston Scientific Corporation. She holds a B.A., cum laude, in Economics and Public Policy from Duke University and a J.D., cum laude and Order of the Coif, from the University of Pennsylvania Law School.

          Joseph E. Turk, Jr. has been our Senior Vice President, Commercial Operations since January 2005 and our Vice President, Sales and Marketing since May 2000. From August 1998 to May 2000, Mr. Turk was employed at Boston Scientific as Director of New Business Development. Mr. Turk holds an A.B. degree in Economics from Wabash College and an M.B.A. in Marketing and Finance from Northwestern University’s Kellogg School of Management.
          Philippe Chambon, M.D., Ph.D. has served as a director of NxStage since 1998 and has been Chairman of the Board since December 2004. Since 1995, Dr. Chambon has been a General Partner and Managing Director of the Sprout Group, an institutional venture capital firm. From 1993 to 1995, he was employed as a manager in the Healthcare Practice of The Boston Consulting Group. He is a director of Auxilium Pharmaceuticals, Inc. and PharSight Corporation, as well as several private companies. Dr. Chambon received an M.D. and Ph.D. from the University of Paris and an M.B.A. from Columbia University.
          Jean-Francois Formela, M.D., has been a director since 2003. Dr. Formela, a Senior Partner, joined Atlas Venture in 1993. Previously, he was Senior Director, Medical Marketing and Scientific Affairs at Schering-Plough, a pharmaceutical company, in the United States. During his tenure there, he was responsible for the marketing of Intron A, Schering-Plough’s alpha-interferon. In his last position at Schering-Plough, he directed the U.S. Phase IV studies in all therapeutic areas, as well as the health economics, medical information, and biotechnology pre-marketing groups. As a medical doctor, Jean-François practiced emergency medicine at Necker University hospital in Paris. Dr. Formela serves on the Board of Directors of deCODE genetics, Inc., Exelixis, Inc., and several private companies. Dr. Formela holds an M.D. from Paris University School of Medicine and an M.B.A. from Columbia Business School.
          Daniel A. Giannini, CPA, has served as a director of NxStage since October 2005. Mr Giannini is currently an executive advisor at the Advanced Technology Development Center of the Georgia Institute of Technology. He retired in June 2005 after a more than 30-year career as a Certified Public Accountant with PricewaterhouseCoopers LLP. For the most recent five years, Mr. Giannini served as an audit partner with PricewaterhouseCoopers LLP and led its Atlanta office’s Technology, Information, Communications and Entertainment practice. Mr. Giannini received a Bachelor of Science degree in Business Administration from LaSalle University.
          Craig W. Moore has served as a director of NxStage since 2002. From 1997 to 2001, Mr. Moore was Chairman of the Board and Chief Executive Officer at Everest Healthcare Services Corporation, a provider of dialysis to patients with renal failure. Since 2001, Mr. Moore has acted as a consultant to various companies in the healthcare services industry. From 1986 through 2001, Mr. Moore was President of Continental Health Care, Ltd., an extracorporeal services and supply company and, from 1990 through 2004, he was President of New York Dialysis Management, a dialysis management business. He is a director for Bio-logic Systems Corporation.
          Reid S. Perper has served as a director of NxStage since September 2005. Since January 2004, Mr. Perper has been a Managing Director of Healthcare Investment Partners LLC. From November 2000 through June 2003, Mr. Perper was a Managing Director and Co-Head of Europe for CSFB Private Equity. Prior to joining CSFB, Mr. Perper was a Managing Director of DLJ Merchant Banking Partners. Mr. Perper joined Donaldson, Lufkin & Jenrette in 1988.
          Peter P. Phildius has served as a director of NxStage since 1998 and served as Chairman of our board from 1998 until December 2004. Since 1986, Mr. Phildius has been the Chairman and Chief Executive Officer of Avitar, Inc., which develops, manufactures and markets products for the oral fluid diagnostic and clinical testing markets, as well as customized polyurethane applications used in wound dressings. Since 1985, Mr. Phildius has been a partner in PKS Consulting Services. Mr. Phildius also previously served as the President and Chief Operating Officer of National Medical Care, Inc. (now Fresenius Medical Care) and Vice President and President of the Parenteral, Artificial Organs and Fenwal Divisions of Baxter Laboratories, the predecessor of Baxter Healthcare Corp.

          David S. Utterberg has served as a director of NxStage since 1998. Since 1981, Mr. Utterberg has been the CEO, President and owner of Medisystems Corporation and since 1996 he has been the President and owner of DSU Medical Corporation. Medisystems Corporation is a designer, manufacturer and supplier of disposable medical devices for the extracorporeal blood therapy market and DSU Medical Corporation holds and licenses over 90 U.S. and foreign patents and other intellectual property in medical technology focused on extracorporeal therapy devices. Mr. Utterberg is also a director of VascA, Inc.
Board of Directors
          Our board of directors consists of eight members. The terms of service of each director will expire upon the election and qualification of successor directors at each annual meeting of our stockholders.
          Our bylaws provide that any vacancies in our board of directors and newly created directorships may be filled only by our board of directors and the authorized number of directors may be changed only by our board of directors.
          Each executive officer is elected by, and serves at the discretion of, the board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. Each of our directors currently serves on the board of directors pursuant to a stockholders agreement. The stockholders agreement, including the provisions relating to the nomination and election of directors, will terminate upon the closing of this offering. There are no family relationships among any of our directors or officers.
Committees of the Board of Directors
          Our board currently has three committees: the audit committee, the compensation committee and the nominating and corporate governance committee. The information set forth below assumes the completion of the proposed offering.
          Audit Committee. The members of our audit committee are Daniel A. Giannini, Craig W. Moore and Reid S. Perper. Mr. Giannini chairs the audit committee and is our audit committee financial expert (as is currently defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002). Our audit committee, among other duties:

•	appoints a firm to serve as independent auditor to audit our consolidated financial statements;

•	is responsible for reviewing the independence, qualifications and quality control procedures of the independent auditors;

•	discusses the scope and results of the audit with the independent auditor, and reviews with management and the independent accountant our interim and year-end operating results;

•	considers the adequacy of our internal accounting controls, critical accounting policies and audit procedures; and

•	approves (or, as permitted, pre-approves) all audit and non-audit services to be performed by the independent auditor.
The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee. We believe that the composition of our audit committee meets the requirements for independence under the current Nasdaq National Market and SEC rules and regulations.
          Compensation Committee. The members of our compensation committee are Philippe Chambon, MD., Ph.D., Craig W. Moore and Peter P. Phildius. Mr. Moore chairs the compensation committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	reviewing and recommending approval of compensation of our executive officers;

•	administering our stock incentive plans; and

•	reviewing and making recommendations to our board with respect to incentive compensation and equity plans.
          Nominating and Corporate Governance Committee. The members of our nominating and corporate governance committee are Philippe Chambon, M.D., Ph.D., Jean-Francois Formela and Peter P. Phildius. Mr. Phildius chairs the nominating and corporate governance committee. Our nominating and corporate governance committee identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors, conducts searches for appropriate directors, and evaluates the performance of our board of directors and of individual directors. The nominating and corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to the board concerning corporate governance matters.
Director Compensation
          We reimburse each member of our board of directors who is not a company employee for reasonable travel and other expenses in connection with attending meetings of the board of directors.
          In 2004, we paid Mr. Phildius $6,250 per month for service as chairman of our board of directors. In 2005, we are continuing to pay Mr. Phildius $6,250 per month for consulting services, up to a maximum of $60,000 per year. In addition, we have granted the following stock options under our 1999 stock option and grant plan to our non-employee directors:

	Number of
Name of Director	Shares(1)	Date of Grant

Craig Moore	18,791	January 1, 2002
Peter Phildius	5,118	October 24, 2002
Peter Phildius	50,795	September 1, 1999

(1)	The stock options are fully exercisable on the date of grant and, upon exercise, are subject to a repurchase right in favor of NxStage. The repurchase right lapses as to 25% of the underlying shares on the first anniversary date of the grant and as to the remainder in 36 equal monthly installments beginning one month after the first anniversary date of the grant. The repurchase right terminates upon the closing of this offering.
          In September 2005, our board of directors approved a revised director compensation plan for our non-employee/non-affiliated directors, whom we refer to as our non-employee directors. Under the plan, following this offering, each non-employee director will automatically receive an option to purchase 20,000 shares of our common stock, fully vested, upon his or her appointment to our board of directors. Thereafter, each non-employee director will automatically receive a stock option to purchase 20,000 shares of our common stock, fully vested, at each year’s annual meeting after which he or she will continue to serve as a director. Each non-employee director stock option will terminate upon the earlier to occur of ten years from the date of grant and three months after the optionee ceases to serve as a director. The exercise price of these options will equal the fair market value of our common stock on the date of grant.
          In addition, following this offering, non-employee directors will each receive a $15,000 annual retainer, $2,500 for each board meeting attended in person, $1,000 for each board meeting attended by telephone or videoconferencing and $1,000 for each committee meeting attended. In addition, the chairperson of our audit committee will receive an additional $10,000 annually, each member of our audit committee, other than the chairperson, will receive an additional $6,000 annually and each member of our other board committees will receive an additional $4,000 annually. However, no director shall receive more than $50,000 in any calendar year, without the specific approval of the compensation committee.
Compensation Committee Interlocks and Insider Participation
          The current members of our compensation committee of our board of directors are Philippe O. Chambon, Craig W. Moore and Peter P. Phildius. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.
Executive Compensation
          The following table sets forth the compensation earned by the individual who served as our chief executive officer in 2004 and the four other highest paid executive officers whose salary and bonus exceeded $100,000 for services rendered in all capacities to us during the fiscal year ended December 31, 2004. We use the term “named executive officers” to refer to these people later in this prospectus. No other executive officers who would have otherwise been includable in the following table on the basis of salary and bonus earned for the year ended December 31, 2004 have been excluded by reason of their termination of employment or change in executive status during that year.

					Long-Term
					Compensation
					Awards
	Annual Compensation
					Securities
			Other Annual		Underlying	All Other
Name and Principal Position	Salary ($)	Bonus ($)	Compensation ($)		Options (#)	Compensation

Jeffrey H. Burbank	$269,100	—	$174,301	(1)	44,603	$8,000	(2)
President and Chief Executive Officer
Philip R. Licari(3)	41,827	$10,457	—		208,962	—
Senior Vice President and Chief Operating Officer
Christopher G. Manos(4)	201,825	—	—		22,757	8,000	(2)
Former Chief Financial Officer
Joseph E. Turk, Jr.	217,350	—	240,825	(5)	13,986	8,000	(2)
Senior Vice President, Commercial Operations
Winifred L. Swan	196,650	—	—		6,997	7,914	(2)
Senior Vice President and General Counsel

(1)	Of this amount, $171,901 represents loan forgiveness and related gross-up payments.

(2)	Consists of our contributions under our 401(k) plan.

(3)	Mr. Licari commenced employment with us in October 2004. His current annual salary is $225,000.

(4)	Mr. Manos resigned as Chief Financial Officer in July 2005.

(5)	Of this amount, $237,825 represents loan forgiveness and related gross-up payments.

Option Grants in Last Fiscal Year
          The following table lists each grant of stock options during fiscal year 2004 to the named executive officers. No stock appreciation rights have been granted to these individuals. The potential realizable value set forth in the last column of the table is calculated based on the term of the option at the time of grant, which is ten years. This value is based on assumed rates of stock price appreciation of 0%, 5% and 10% compounded annually from the date of grant until their expiration date, assuming a fair market value equal to an assumed initial public offering price of $11.50, minus the applicable exercise price. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock on the date on which the options are exercised.

	Individual Grants

		Percent of
		Total				Potential Realizable Value at Assumed
	Number of	Options		Market		Annual Rates of
	Securities	Granted to		Price on		Stock Price Appreciation for
	Underlying	Employees	Exercise	the Date of		Option Term(3)
	Options	in Fiscal	Price	Grant(2)	Expiration
Name	Granted(1)	Year	($/share)	($/share)	Date	0%	5%	10%

Jeffrey H. Burbank	44,603	9.1%	$5.47	$5.47	2/12/2014	$268,956	$417,239	$576,531
Philip R. Licari	208,962	42.8%	$4.10	$5.47	10/25/2014	1,546,319	1,954,737	2,971,110
Christopher G. Manos(4)	23,488	4.8%	$5.47	$5.47	2/12/2014	141,633	219,719	303,602
Joseph E. Turk, Jr.	13,986	2.9%	$5.47	$5.47	2/12/2014	84,336	130,832	180,781
Winifred L. Swan	6,997	1.4%	$5.47	$5.47	2/12/2014	42,192	65,454	90,442

(1)	The stock options are fully exercisable on the date of grant and, upon exercise, are subject to a repurchase right in favor of NxStage. The repurchase right lapses as to 25% of the underlying shares on the first anniversary date of the grant and as to the remainder in 36 equal monthly installments beginning one month after the first anniversary date of the grant. The repurchase right terminates upon the closing of this offering.

(2)	The fair market value per share of common stock as valued by our board of directors on the date of grant.

(3)	Amounts represent hypothetical gains that could be achieved for stock options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 0%, 5% and 10% compounded annually from the date stock options are granted. Actual gains, if any, on stock option exercises will depend on the future performance of common stock on the date on which the stock options are exercised.

(4)	Mr. Manos resigned as Chief Financial Officer in July 2005.

Option Exercises and Fiscal Year-End Values
          The following table sets forth information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the value of unexercised in-the-money options, as of December 31, 2004. There was no public trading market for our common stock as of December 31, 2004. Accordingly, the value of the unexercised in-the-money options at fiscal year-end has been calculated by determining the difference between the exercise price per share and the assumed initial public offering price of $11.50. None of the named executive officers exercised options during the fiscal year ended December 31, 2004.

			Number of Securities
			Underlying		Value of Unexercised
			Unexercised Options at		In-the-Money Options at
	Shares		December 31, 2004 (#)		December 31, 2004 ($)(2)
	Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable(1)	Unexercisable	Exercisable(1)	Unexercisable

Jeffrey H. Burbank	—	—	241,549	—	$1,500,793	—
Philip R. Licari	—	—	208,962	—	$1,545,724	—
Christopher G. Manos(3)	—	—	258,374	—	$1,879,110	—
Joseph E. Turk, Jr.	—	—	52,556	—	$206,461	—
Winifred L. Swan	—	—	64,542	—	$504,057	—

(1)	The stock options are fully exercisable on the date of grant and, upon exercise, are subject to a repurchase right in favor of NxStage. The repurchase right lapses as to 25% of the underlying shares on the first anniversary of the grant date and as to the remainder in 36 equal monthly installments beginning one month after the first anniversary date of the grant. The repurchase right terminates upon the closing of this offering.

(2)	Amount is based on the difference between the assumed initial public offering price of $11.50, and the exercise price of the option.

(3)	Mr. Manos resigned as Chief Financial Officer in July 2005.
Employment Agreements
          In October 2005 we entered into employment agreements with each of our executive officers. Each agreement superceded existing agreements with these executive officers. The terms of the employment agreements are set forth below.
          Jeffrey H. Burbank. Pursuant to the terms of his employment agreement, Mr. Burbank is entitled to receive an annual base salary of $290,000. If, before a change of control of NxStage, as defined in the agreement, we terminate Mr. Burbank’s employment without cause or he resigns for good reason, each as defined in the agreement, then Mr. Burbank will be entitled to receive:

•	severance payments in an amount equal to his then-current base salary, which will be paid over the 12 months following termination of his employment;

•	continued medical coverage during the 12 months following termination of his employment; and

•	continued vesting during the 12 months following termination of his employment in all stock options and stock awards he holds at the time his employment is terminated as if he continued to be employed during such period, and, except as described below, will have up to 90 days following the expiration of such period to exercise such options.
          If, following a change in control, (i) we terminate Mr. Burbank’s employment, or (ii) we had terminated Mr. Burbank’s employment at any time three months prior to announcement of the change in control and we cannot reasonably demonstrate that such termination did not arise in connection with such change in control, or if Mr. Burbank resigns for good reason within 12 months following a change of control, then he will be entitled to:

•	receive a lump sum severance payment equal to two times his then-current base salary and two times the greater of his annual bonus for the fiscal year preceding his termination or his target bonus for the then-current fiscal year;

•	continue to receive medical coverage during the 24 months following termination of his employment; and

•	full vesting and acceleration of stock options and stock awards he holds at the time his employment is terminated and a period of 90 days to exercise such stock options.
          David N. Gill. Pursuant to the terms of his employment agreement, Mr. Gill is entitled to receive an annual base salary of $225,000. If, before a change of control of NxStage, as defined in the agreement, we terminate Mr. Gill’s employment without cause or he resigns for good reason, each as defined in the agreement, (i) prior to October 8, 2006, Mr. Gill’s stock options granted on July 8, 2005 will vest and become exercisable to the extent necessary such that 50% of such stock options will be fully exercisable as of the end of his nine-month severance period and (ii) Mr. Gill will have up to 180 days from the end of his nine-month severance period to exercise such stock options. In addition, in the event of such termination of his employment, Mr. Gill will be entitled to receive:

•	severance payments in an amount equal to 0.75 times his then-current base salary, which will be paid over the nine months following termination of his employment;

•	continue to receive medical coverage during the nine months following termination of his employment; and

•	continued vesting during the nine months following termination of his employment in all stock options and stock awards he holds at the time his employment is terminated as if he continued to be employed during such period, and, except as set forth below, will have up to 180 days following the expiration of such period to exercise such stock options.
          If, following a change in control, (i) we terminate Mr. Gill’s employment, or (ii) we had terminated Mr. Gill’s employment at any time three months prior to announcement of the change in control and we cannot reasonably demonstrate that such termination did not arise in connection with such change in control, or if Mr. Gill resigns for good reason within 12 months following a change of control, then he will be entitled to:

•	receive a lump sum severance payment equal to 1.5 times his then-current base salary and 1.5 times the greater of his annual bonus for the fiscal year preceding his termination or his target bonus for the then-current fiscal year;

•	continue to receive medical coverage during the 18 months following termination of his employment; and

•	full vesting and acceleration of stock options and stock awards on the date of the change of control and up to 180 days to exercise such stock options from the date his employment is terminated.
          Philip R. Licari. Pursuant to the terms of his employment agreement, Mr. Licari is entitled to receive an annual base salary of $225,000. If, before a change of control of NxStage, as defined in the agreement, we terminate Mr. Licari’s employment without cause or he resigns for good reason, each as defined in the agreement, then Mr. Licari will be entitled to receive:

•	severance payments in an amount equal to 0.5 times his then-current base salary, which will be paid over the six months following termination of his employment;

•	continued medical coverage during the six months following termination of his employment; and

•	continued vesting during the six months following termination of his employment in all stock options and stock awards he holds at the time his employment is terminated as if he continued to be employed during such period, and, except as described below, will have up to 90 days following the expiration of such period to exercise such options.

          If, following a change in control, (i) we terminate Mr. Licari’s employment, or (ii) we had terminated Mr. Licari’s employment at any time three months prior to announcement of the change in control and we cannot reasonably demonstrate that such termination did not arise in connection with such change in control, or if Mr. Licari resigns for good reason within 12 months following a change of control, then he will be entitled to:

•	receive a lump sum severance payment equal to his then-current base salary and the greater of his annual bonus for the fiscal year preceding his termination or his target bonus for the then-current fiscal year;

•	continued medical coverage during the 12 months following termination of his employment; and

•	full vesting and acceleration of stock options and stock awards he holds at the time his employment is terminated and a period of 90 days to exercise such stock options.
          Joseph E. Turk. Pursuant to the terms of his employment agreement, Mr. Turk is entitled to receive an annual base salary of $217,350. If, before a change of control of NxStage, as defined in the agreement, we terminate Mr. Turk’s employment without cause or he resigns for good reason, each as defined in the agreement, then Mr. Turk will be entitled to receive:

•	severance payments in an amount equal to 0.5 times his then-current base salary, which will be paid over the six months following termination of his employment;

•	continued medical coverage during the six months following termination of his employment; and

•	continued vesting during the six months following termination of his employment in all stock options and stock awards he holds at the time his employment is terminated as if he continued to be employed during such period, and, except as described below, will have up to 90 days following the expiration of such period to exercise such options.
          If, following a change in control, (i) we terminate Mr. Turk’s employment, or (ii) we had terminated Mr. Turks employment at any time three months prior to announcement of the change in control and we cannot reasonably demonstrate that such termination did not arise in connection with such change in control, or if Mr. Turk resigns for good reason within 12 months following a change of control, then he will be entitled to:

•	receive a lump sum severance payment equal to his then-current base salary and the greater of his annual bonus for the fiscal year preceding his termination or his target bonus for the then-current fiscal year;

•	continue to receive medical coverage during the 12 months following termination of his employment; and

•	full vesting and acceleration of stock options and stock awards he holds at the time his employment is terminated and a period of 90 days to exercise such stock options.
          Winifred L. Swan. Pursuant to the terms of her employment agreement, Ms. Swan is entitled to receive an annual base salary of $203,000. If, before a change of control of NxStage, as defined in the agreement, we terminate Ms. Swan’s employment without cause or she resigns for good reason, each as defined in the agreement, then Ms. Swan will be entitled to receive:

•	severance payments in an amount equal to 0.5 times her then-current base salary, which will be paid over the six months following termination of her employment;

•	continued medical coverage during the six months following termination of her employment; and

•	continued vesting during the six months following termination of her employment in all stock options and stock awards she holds at the time her employment is terminated as if she continued to be employed during such period, and, except as described below, will have up to 90 days following the expiration of such period to exercise such options.

          If, following a change in control, (i) we terminate Ms. Swan’s employment, or (ii) we had terminated Ms. Swan’s employment at any time three months prior to announcement of the change in control and we cannot reasonably demonstrate that such termination did not arise in connection with such change in control, or if Ms. Swan resigns for good reason within 12 months following a change of control, then she will be entitled to:

•	receive a lump sum severance payment equal to 1.25 times her then-current base salary and 1.25 times the greater of her annual bonus for the fiscal year preceding her termination or her target bonus for the then-current fiscal year;

•	continue to receive medical coverage during the 15 months following termination of her employment; and

•	full vesting and acceleration of stock options and stock awards she holds at the time her employment is terminated and a period of 90 days to exercise such stock options.
          In addition to the terms set forth above, the executive officers’ employment agreements also provide that each executive officer is entitled to:

•	participate in short-term and long-term incentive programs, which incentive compensation will be subject to the terms of the applicable plans and paid on the basis of the executive officer’s individual performance, as determined by our board or directors or compensation committee.

•	receive retirement and welfare benefits that we make available from time to time to our senior level executives;

•	receive a gross-up amount on benefits received under this agreement to compensate for excise taxes and associated penalties imposed by Section 4999 of the Internal Revenue Code of 1986, as amended.
          If the executive officer fails to comply with the provisions of the proprietary information agreement between NxStage and the executive officer, the payments and benefits described above will cease. If the executive officer terminates employment with NxStage voluntarily, other than for good reason, if we terminate the executive officer’s employment as a result of physical or mental disability or for cause, each as defined in the agreement, or if the executive officer dies, the executive officer will receive compensation and benefits through the last day of employment.
          Christopher G. Manos. We entered into an employment agreement with Mr. Manos, our former Senior Vice President, Finance, Chief Financial Officer and Treasurer, dated November 1, 2002. Pursuant to this agreement, Mr. Manos received an annual base salary subject to annual increases upon review by our President and Chief Executive Officer. For fiscal year 2005, Mr. Manos’ salary was $207,000. Beginning in 2003, Mr. Manos became eligible to receive a bonus of up to 20% of his then-current salary at the discretion of our board of directors, based on his achievement of certain objectives and NxStage’s overall performance. Pursuant to the agreement, we granted Mr. Manos a stock option, exercisable at any time during his employment and within ten years after the grant, to purchase an aggregate of 234,886 shares of our common stock at a price of $4.10 per share. The terms of the option are governed by an option agreement between NxStage and Mr. Manos.
          Pursuant to the agreement, either we or Mr. Manos could terminate his employment at any time. Upon a termination by us without cause or a termination by Mr. Manos for good reason, and so long as Mr. Manos has signed a release of liability in favor of NxStage, he is entitled to a lump sum payment equivalent to his accumulated but unused vacation time through the date of termination and, as severance, continued payment of his salary and COBRA payments for a period six months. If, however, Mr. Manos commences full-time employment or enters into a consulting arrangement during the period of time for which we are paying severance to Mr. Manos, then our payments to him will be reduced by the amount of salary he earns in his new employment or consulting arrangement. During the severance period and provided Mr. Manos does not secure full-time employment, his options will continue to vest and in no event will his cumulative vested options at the end of the severance period be less than 25% of those granted. Any shares acquired upon exercise of Mr. Manos’ stock options are subject to repurchase by us upon his termination for any reason, except to the extent vested. The repurchase right in favor of NxStage terminates upon the closing of this offering.
          Mr. Manos resigned as Chief Financial Officer in July 2005. We are currently negotiating a severance agreement with Mr. Manos which provides for continued payment of his salary and continued vesting of his options on terms substantially consistent with the severance provisions of his employment agreement. We cannot be certain that we will reach agreement with him on the terms of this severance agreement and note that Mr. Manos has the right to seek arbitration under his employment agreement. We do not believe that additional vesting or payments, if any, that we may provide in connection with any final resolution of Mr. Manos’ severance will be material.
          Each of Messrs. Burbank, Gill, Licari, Manos and Turk and Ms. Swan have signed agreements providing for the protection of our confidential information and the transfer of ownership rights to intellectual property developed by such executive officer while he or she was employed by us and, pursuant to which, such officer agrees that during the 12 months following his or her termination from the company, he or she will not compete with us or solicit employees, consultants, customers and other persons related to our business.
Recent Equity Grants to Executive Officers
          Since December 31, 2004, the board of directors has made the following option grants to executive officers:

Name of	Number of	Exercise Price
Executive Officer	Shares	Per Share	Date of Grant

Jeffrey Burbank	146,240	$8.55	09/15/05
David Gill	208,392	$8.55	07/08/05
Joseph Turk	21,936	$8.55	09/15/05
Winifred Swan	36,560	$8.55	09/15/05
Each of these stock options, other than Mr. Burbank’s, vest as to 25% of the underlying shares on the first anniversary of the date of grant and as to the remainder in 36 equal monthly installments beginning one month after the first anniversary of the date of grant. Mr. Burbank’s stock option vests as to 20% of the underlying shares on the first anniversary of the date of grant and as to the remainder in 48 equal monthly installments beginning one month after the first anniversary of the date of grant. In addition, each of these stock options is subject to acceleration of vesting under certain circumstances, as further described under “Employment Agreements.”
Employee Benefit Plans

1999 Stock Option and Grant Plan
          Our 1999 stock option and grant plan, or 1999 plan, was adopted by our board of directors in September 1999 and was approved by our stockholders in September 1999. The plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock awards and unrestricted stock awards to our employees, directors, consultants and advisors. A maximum of 4,085,009 shares of common stock are issuable under the 1999 plan. As of June 30, 2005, there were options to purchase 1,960,542 shares of common stock outstanding under the 1999 plan at a weighted-average exercise price of $4.42 per share.
          In accordance with the terms of the 1999 plan, our board of directors has authorized our compensation committee to administer the 1999 plan. In addition, the compensation committee may delegate all or part of the committee’s authority under the 1999 plan to the president of our company. Subject to any applicable limitations contained in the 1999 plan, our compensation committee or the president, as the case may be, selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which such options become exercisable;

•	the terms and conditions of each option, including the exercise price and duration of such options; and

•	the number of shares of common stock subject to any stock award and the terms and conditions of such awards.
          Stock options granted under the 1999 plan are fully exercisable on the date of grant and, upon exercise, are subject to a repurchase right in favor of NxStage. The repurchase right lapses as to 25% of the underlying shares on the first anniversary date of the grant and as to the remainder in 36 equal monthly installments beginning one month after the first anniversary date of the grant. The repurchase right on all stock options, except for the stock option granted to Mr. Gill, our Chief Financial Officer, will terminate upon the closing of this offering.
          We anticipate that future stock options granted under the 1999 plan will vest and become exercisable as to 25% of the underlying shares on the first anniversary date of the grant and as to the remainder in 36 equal monthly installments beginning one month after the first anniversary of the grant.
          The 1999 plan also provides that in the event of a merger or other acquisition event, 50% of all unvested options and 50% of all unvested restricted stock awards will fully vest upon the effective date of the merger or other acquisition event. If a successor entity makes provisions for the assumption or continuation of awards, any award that was assumed or continued will vest upon a holder’s termination if the termination was within 12 months of the merger or other acquisition event and the termination was by the company without cause or the holder for good reason.
          Our board of directors may amend or discontinue the 1999 plan at any time subject to the rights of holders of outstanding options or awards. We intend to terminate the 1999 plan upon the completion of this offering, but the vesting and effectiveness of awards previously granted under the 1999 plan may extend beyond that date.

2005 Stock Incentive Plan
          Our 2005 stock incentive plan, which we refer to as the 2005 plan, was adopted by our board of directors and approved by our stockholders in October 2005 and will become effective as of the date of this prospectus. We have reserved for issuance under the 2005 plan that number of shares as is equal to the sum of the number of shares available for grant under the 1999 plan immediately prior to the closing of this offering and the number of shares subject to awards granted under the 1999 plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right. As of September 16, 2005, a total of 960,147 shares were available for grant under the 1999 plan and will become available for grant under the 2005 plan as of the closing of this offering. This number of shares will be increased annually on the first day of each fiscal year beginning with fiscal 2007 and ending on the second day of fiscal 2015 by a number of shares equal to the lesser of (a) 600,000 shares of our common stock, (b) 3% of the then-outstanding shares of our common stock or (c) a number determined by our board.
          The 2005 plan will provide for the grant of incentive stock options, nonstatutory stock options, restricted stock, stock appreciation rights and other stock-based awards. Our officers, employees, consultants, advisors and directors, and those of our subsidiaries, will be eligible to receive awards under the 2005 plan; however, incentive stock options may only be granted to our employees.
          Our board of directors will administer the 2005 plan, although it may delegate its authority to a committee. Our board, or a committee to which it has delegated its authority, will select the recipients of awards and determine, subject to any limitations in the 2005 plan:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options;

•	the methods of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.
          Upon the occurrence of a reorganization event (as defined in the 2005 plan), or the signing of an agreement with respect to a reorganization event, all outstanding options will be assumed or equivalent options substituted by the successor corporation. If the reorganization event also constitutes a change in control event (as defined in the 2005 plan), 50% of the shares that underlie each option outstanding under the 2005 plan and that are unvested as of the date of the reorganization event will become immediately exercisable. If a change of control event occurs and within one year of the change in control event an option holder’s employment with us or our succeeding corporation is terminated by such holder for good reason (as defined in the 2005 plan) or is terminated by us or the succeeding corporation without cause (as defined in the 2005 plan), each option held by the holder will become immediately exercisable for the remaining 50% of the shares that had been unvested as of the date of the change of control event. Notwithstanding the foregoing, if the acquiring or succeeding corporation in a reorganization event does not agree to assume or substitute for outstanding options, our board of directors will provide that all unexercised options will become exercisable in full prior to the reorganization event and the options, if unexercised, will terminate on the date the reorganization event takes place. If under the terms of the reorganization event holders of our common stock receive cash for their shares, our board may instead provide for a cash-out of the value of any outstanding options less the applicable exercise price.
          Upon the occurrence of a reorganization event, or the signing of an agreement with respect to a reorganization event, our repurchase and other rights with respect to shares of restricted stock will inure to the benefit of our successor and will apply equally to the cash, securities or other property into which our common stock is then converted.
          Upon the occurrence of a change in control event (as defined in the 2005 plan) that does not also constitute a reorganization event, 50% of the shares that underlie each option outstanding under the 2005 plan and that are unvested as of the date of the change of control event will become immediately exercisable. If a change of control event occurs and within one year of the change in control event an option holder’s employment with us or our succeeding corporation is terminated by such holder for good reason (as defined in the 2005 plan) or is terminated by us or the succeeding corporation without cause (as defined in the 2005 plan), each option held by the holder will become immediately exercisable for the remaining 50% of the shares that had been unvested as of the date of the change of control event.
          Upon the occurrence of a change in control event that does not also constitute a reorganization event, 50% of the shares of restricted stock outstanding under any award will become immediately free of all restrictions and conditions. If within one year of a change in control event a restricted stock holder’s employment with us or our succeeding corporation is terminated by such holder for good reason or is terminated by us or the succeeding corporation without cause, the remaining 50% of such holder’s restricted stock that had been unvested as of the date of the change of control event will become immediately free of all restrictions and conditions.
          No incentive stock option may be granted under the 2005 plan after September 6, 2015, but the vesting and effectiveness of awards granted before that date may extend beyond that date.
          Our board of directors may amend, modify or terminate any outstanding award, provided that the consent of a holder of an outstanding award is required unless our board determines that the amendment, modification or termination would not materially and adversely affect the holder. Our board may at any time amend, suspend or terminate the 2005 plan, except that, to the extent determined by our board, no amendment requiring stockholder approval under any applicable legal, regulatory or listing requirement will become effective until the requisite stockholder approval is obtained.

2005 Employee Stock Purchase Plan
          Our 2005 employee stock purchase plan, which we refer to as the purchase plan, was adopted by our board of directors in September 2005 and approved by our stockholders in October 2005 and will become effective upon the completion of this offering. We have reserved a total of 50,000 shares of our common stock for issuance to participating employees under the purchase plan.
          All of our employees, including our directors who are employees and all employees of any of our participating subsidiaries, who have been employed by us for at least six months prior to enrolling in the purchase plan, who are employees on the first day of the purchase plan period, and whose customary employment is for more than 20 hours a week and for more than five months in any calendar year, will be eligible to participate in the purchase plan. Employees who would, immediately after being granted an option to purchase shares under the purchase plan, own 5% or more of the total combined voting power or value of our common stock will not be eligible to participate in the purchase plan.
          We will make one or more offerings to our employees to purchase stock under the purchase plan. Offerings will begin on each January 1 and July 1, or the first business day thereafter, provided that our first offering commencement date will begin on the date on which trading of our common stock on the Nasdaq National Market commences in connection with this offering. Each offering commencement date will begin a six-month period during which payroll deductions will be made and held for the purchase of the common stock at the end of the purchase plan period.
          On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock. The employee may authorize up to the lesser of (a) 10% of his or her compensation and (b) $12,500 to be deducted by us during the offering period. On the last day of the offering period, the employee will be deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price shall be determined by the board of directors or a committee appointed by the board to administer the purchase plan, based on the lesser of (i) the closing price of the common stock on the first business day of the plan period or the exercise date, as defined in the plan, or shall be based solely on the closing price of the common stock on the exercise date, provided that the option exercise price shall be at least 85% of the applicable closing price. In the absence of a determination by the board of directors or the committee, the option exercise price will be 95% of the closing price of the common stock on the exercise date.
          An employee who is not a participant on the last day of the offering period will not be entitled to exercise any option, and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the purchase plan will terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the balance in the employee’s account will be paid to the employee’s beneficiary.

401(k) Plan
          Our employee savings plan is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to 25%, but may not exceed the statutorily prescribed annual limit, and have the amount of such reduction contributed to the 401(k) plan. We make matching contributions or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors.
Limitations on Directors’ Liability and Indemnification Agreements
          As permitted by Delaware law, we have adopted provisions in our restated certificate of incorporation and restated bylaws, both of which will become effective upon the completion of this offering, that limit or eliminate the personal liability of directors for breach of fiduciary duty of care as a director. Our restated certificate of incorporation and restated bylaws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or recission.
          As permitted by Delaware law, our restated certificate of incorporation and restated bylaws also provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by the board of directors; and

•	we will advance expenses to our directors and executive officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.
The indemnification provisions contained in our restated certificate of incorporation and restated bylaws are not exclusive.
          In addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws, we have entered into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. If the claim is brought by us or on our behalf, we will not be obligated to indemnify the director or executive officer if he or she is found liable to us, unless the court determines that, despite the adjudication of liability, in view of all the circumstances of the case the director or executive officer is fairly and reasonably entitled to be indemnified. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

PRINCIPAL STOCKHOLDERS
          The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of September 15, 2005 and as adjusted to reflect the sale of the shares of common stock in this offering by:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;

•	our named executive officers;

•	each of our directors; and

•	all executive officers and directors as a group.
          Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares that an individual or entity has the right to acquire beneficial ownership of within 60 days of July 15, 2005 through the exercise of any warrant, stock option or other right. Except as noted by footnote, and subject to community property laws where applicable, the stockholders named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
          Certain of our affiliates, including Atlas Venture, Sprout Group, Healthcare Investment Partners Holdings LLC and David S. Utterberg, have indicated an interest in purchasing up to an aggregate of 825,000 shares of our common stock in this offering at the public offering price. Assuming an initial public offering price of $11.50 per share, the midpoint of the estimated price range shown on the cover page of this prospectus, these affiliates would purchase up to $9.49 million of our common stock in this offering. Because indications of interest are not binding agreements or commitments to purchase, these affiliates may not purchase any common stock in this offering. The following table does not reflect potential purchases by any of our existing stockholders or affiliated entities.
          As of September 15, 2005, there were 14,691,521 shares of common stock issued and outstanding, which reflects the conversion, upon the closing of the offering, of all outstanding shares of preferred stock. Except as set forth below, the address of all stockholders is c/o NxStage Medical, Inc., 439 South Union Street, 5th Floor, Lawrence, Massachusetts 08143.

		Percentage of Shares
		Beneficially Owned

	Number of Shares	Before	After
Name and Address of Beneficial Owner	Beneficially Owned	Offering	Offering

5% Stockholders(1)
Sprout Group(2)	5,306,157	36.0%	26.2%
3000 Sand Hill Road Building 3, Suite 170 Menlo Park, California 94025
Atlas Venture(3)	2,498,998	17.0%	12.4%
890 Winter Street Waltham, Massachusetts 02451
Healthcare Investment Partners Holdings LLC(4)	1,224,357	8.3%	6.1%
4900 West Dry Creek Road Healdsburg, CA 95448
Lightspeed Venture Partners(5)	749,047	5.1%	3.7%
2200 Sand Hill Road Menlo Park, California 94025
footnotes on following page

		Percentage of Shares
		Beneficially Owned

	Number of Shares	Before	After
Name and Address of Beneficial Owner	Beneficially Owned	Offering	Offering

Adams Street Partners(6)	746,903	5.1%	3.7%
Suite 2200, Wacker Drive Chicago, Illinois 60606

Executive Officers and Directors
Jeffrey H. Burbank(7)	806,995	5.4%	3.9%
David N. Gill	—	—	—
Philip R. Licari(8)	208,962	1.4%	1.0%
Christopher G. Manos(9)	203,927	1.4%	1.0%
Winifred L. Swan(10)	87,940	*	*
Joseph E. Turk, Jr.(11)	183,099	1.2%	*
Philippe Chambon, M.D., Ph.D.(12)	5,306,157	36.0%	26.2%
Jean-Francois Formela, M.D.(13)	2,498,998	17.0%	12.4%
Daniel A. Giannini	—	—	—
Craig W. Moore(14)	18,791	*	*
Reid S. Perper(15)	1,224,357	8.3%	6.1%
Peter P. Phildius(16)	59,555	*
David S. Utterberg(17)	1,902,242	12.9%	9.4%
All executive officers and directors as a group (12 individuals)(18)	12,501,024	79.3%	58.8%

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)	David S. Utterberg, the holder of approximately 13.2% of our outstanding common stock is also a member of our board of directors and is included in this table under the heading “Executive Officers and Directors”.

(2)	Consists of (a) 2,023,990 shares of common stock held by Sprout Capital VIII, L.P., including 1,962,309 shares issuable upon the automatic conversion of preferred stock upon the completion of this offering and 61,681 shares issuable upon the exercise of warrants held by Sprout Capital VIII, L.P., (b) 1,863,905 shares of common stock held by Sprout Capital, IX, L.P., consisting of 1,863,905 shares issuable upon the automatic conversion of preferred stock upon the completion of this offering, (c) 824,218 shares of common stock held by Sprout Capital VII, L.P., including 142,771 shares issuable upon the automatic conversion of preferred stock upon the completion of this offering, (d) 129,825 shares of common stock held by DLJ ESC II, L.P., including 124,877 shares issuable upon the automatic conversion of preferred stock upon the completion of this offering and 4,948 shares issuable upon the exercise of warrants (e) 121,473 shares of common stock held by Sprout Venture Capital, L.P., including 117,773 shares issuable upon the automatic conversion of preferred stock upon the completion of this offering and 3,700 shares issuable upon the exercise of warrants held by Sprout Venture Capital, L.P., (f) 107,593 shares of common stock held by Sprout IX Plan Investors, LP., consisting of 107,593 shares issuable upon the automatic conversion of preferred stock upon the completion of this offering, (g) 172,641 shares of common stock held by DLJ Capital Corporation, including 51,765 shares issuable upon the automatic conversion of preferred stock upon the completion of this offering and 204 shares issuable upon the exercise of warrants held by DLJ Capital Corporation, (h) 45,575 shares of common stock held by Sprout Plan Investors, LP, consisting of 45,575 shares issuable upon the automatic conversion of preferred stock upon the completion of this offering, (i) 7,343 shares of common stock held by Sprout footnotes continued on following page

Entrepreneurs Fund, L.P., consisting of 7,343 shares issuable upon the automatic conversion of preferred stock upon the completion of this offering and (j) 9,594 shares of common stock held by The Sprout CEO Fund, L.P., including 1,662 shares issuable upon the automatic conversion of preferred stock upon the completion of this offering. The members of Sprout’s investment committee, which currently consists of Robert Finzi, Philippe Chambon, Janet Hickey, Kathleen LaPorte and Nicole Arnabaldi, share voting and dispositive control over the shares referenced in this footnote. Each of Mr. Finzi, Mr. Chambon, Ms. Hickey, Ms. LaPorte and Ms.Arnaboldi disclaims beneficial ownership of such shares except to the extent of his or her proportionate pecuniary interest therein.

(3)	Atlas Venture Fund III, L.P., or Atlas III, is the record holder of 116,489 shares of common stock, 530,054 shares of common stock issuable upon conversion of preferred stock and 10,212 shares of common stock issuable upon exercise of warrants, or the Atlas III Shares. Atlas Venture Entrepreneurs’ Fund III, L.P., or AVE III, is the record holder of 2,532 shares of common stock, 11,412 shares of common stock issuable upon conversion of preferred stock and 222 shares of common stock issuable upon exercise of warrants, or the AVE III Shares. Atlas Venture Fund V, L.P., or Atlas V, is the record holder of 1,444,948 shares of common stock issuable upon conversion of preferred stock, or the Atlas V Shares. Atlas Venture Parallel Fund V-A, C.V., or Atlas V-A, is the record holder of 179,485 shares of common stock issuable upon conversion of preferred stock, or the Atlas V-A Shares. Atlas Venture Parallel Fund V-B, C.V., or Atlas V-B, is the record holder of 179,485 shares of common stock issuable upon conversion of preferred stock, or the Atlas V-B Shares. Atlas Venture Entrepreneurs’ Fund V, L.P., or AVE V, and together with Atlas III, AVE III, Atlas V, Atlas V-A and Atlas V-B, the “Funds”, is the record holder of 24,049 shares of common stock issuable upon conversion of preferred stock, or the AVE V Shares, and together with the Atlas III Shares, the AVE III Shares, the Atlas V Shares, the Atlas V-A Shares and the Atlas V-B Shares, the “Shares”. As general partner of certain of the Funds, and by virtue of the Funds relationship as affiliated limited partnerships, each of Atlas Venture Associates III, L.P., or AVA III LP, and Atlas Venture Associates V, L.P., or AVA V LP, may also be deemed to beneficially own the Shares. As the general partner of AVA III LP and AVA V LP, respectively, Atlas Venture Associates III, Inc., or AVA III Inc., and Atlas Venture Associates V, Inc., or AVA V Inc., may also be deemed to beneficially own the Shares. AVA III LP, AVA V LP, AVA III Inc. and AVA V Inc. disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein. In their capacities as directors of AVA III Inc. and AVA V Inc. each of Messrs. Axel Bichara, Jean-Francois Formela and Christopher Spray may be deemed to beneficially own the Shares. Each of Messrs. Bichara, Formela and Spray disclaim beneficial ownership of the Shares except to the extent of his pecuniary interest therein.

(4)	Consists of 1,224,357 shares of common stock issuable upon the automatic conversion of preferred stock upon the completion of this offering. The Managing Directors of Healthcare Investment Partners Holdings LLC, Reid Perper, Henry Wendt and Edward Brown, share voting and dispositive control over the shares referenced in this footnote. Each of Messrs. Perper, Wendt and Brown disclaims beneficial ownership of such shares except to the extent of his proportionate pecuniary interest therein.

(5)	Consists of 372,919 shares of common stock held by Weiss Peck & Greer Venture Associates IV LLC including 258,016 shares issuable upon the automatic conversion of preferred stock upon the completion of this offering and 9,391 shares issuable upon the exercise of warrants, 328,782 shares of common stock held by WPG Enterprise Fund III, L.P., including 225,558 shares issuable upon the automatic conversion of preferred stock upon the completion of this offering and 8,209 shares issuable upon the exercise of warrants and 47,346 shares of common stock held by Weiss Peck & Greer Venture Associates IV Cayman, including 32,454 shares issuable upon the automatic conversion of preferred stock upon the completion of this offering and 1,181 shares issuable upon the exercise of warrants. Philip Greer and Gill Cogan have voting and dispositive control of the shares footnotes continued on following page

referenced in this footnote. Each of Mr. Greer and Mr. Cogan disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(6)	Consists of 746,903 shares issuable upon the automatic conversion of preferred stock upon the completion of this offering. The members of Adams Street Partners’ investment committee, which currently consists of T. Bondurant French, Thomas D. Berman, Jeffrey T. Diehl, Thomas C. Dolson, Elisha (Terry) P. Gould, George H. Spencer III, Craig S. Taylor and David S. Timson, share voting and dispositive control over the shares referenced in this footnote. Each member of the investment committee disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.

(7)	Includes 314,699 shares of common stock issuable upon exercise of stock options, which are immediately exercisable and, upon completion of this offering, no longer subject to the repurchase right in favor of NxStage, 54,771 shares held by Mr. Burbank issuable upon the automatic conversion of preferred stock upon the completion of this offering.

(8)	Consists of 208,962 shares of common stock issuable upon exercise of stock options, which are immediately exercisable and, upon completion of this offering, no longer subject to the repurchase right in favor of NxStage.

(9)	Consists of 203,927 shares of common stock issuable upon exercise of stock options, which are immediately exercisable and, upon completion of this offering, no longer subject to the repurchase right in favor of NxStage.

(10)	Includes 75,510 shares of common stock issuable upon exercise of stock options, which are immediately exercisable and, upon completion of this offering, no longer subject to the repurchase right in favor of NxStage.

(11)	Includes 81,804 shares of common stock issuable upon exercise of stock options, which are immediately exercisable and, upon completion of this offering, no longer subject to the repurchase right in favor of NxStage.

(12)	Consists of shares held by Sprout Group, of which Dr. Chambon is a general partner. Dr. Chambon disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in such shares.

(13)	Consists of shares held by Atlas Venture, of which Dr. Formela is a Senior Partner. Dr. Formela disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares.

(14)	Consists of 18,791 shares of common stock issuable upon exercise of stock options, which are immediately exercisable and, upon completion of this offering, no longer subject to the repurchase right in favor of NxStage.

(15)	Consists of shares held by Healthcare Investment Partners Holdings LLC, of which Mr. Perper is a Managing Director. Mr. Perper disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in such shares.

(16)	Includes 55,913 shares of common stock issuable upon exercise of stock options, which are immediately exercisable and, upon completion of this offering, no longer subject to the repurchase right in favor of NxStage.

(17)	Includes 1,497 shares of common stock issuable upon exercise of stock options, which are immediately exercisable and, upon completion of this offering, no longer subject to the repurchase right in favor of NxStage, 1,746,894 shares issuable upon the automatic conversion of preferred stock upon the completion of this offering and 12,522 shares issuable upon the exercise of a warrant held by Mr. Utterberg.

(18)	Includes 961,103 shares of common stock issuable upon exercise of stock options and 93,489 shares issuable upon the exercise of warrants.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
          Since January 1, 2002, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our common stock, on an as converted basis, and affiliates of our directors, executive officers and 5% stockholders.
Medisystems Corporation
          Medisystems Corporation is our primary supplier of tubing and other molded components used in the System One disposable cartridge and our only supplier of cartridge subassemblies. The chief executive officer and sole stockholder of Medisystems is a member of our board of directors and owns approximately 12.9% of our outstanding common stock on an as converted basis, or approximately 9.4% following the completion of this offering. We purchased approximately $36,000 and $328,000 of goods and services from Medisystems in the six months ended June 30, 2004 and 2005, respectively. In 2002, 2003 and 2004, we purchased approximately, $61,000, $41,000 and $232,000, respectively, of goods from Medisystems and anticipate significantly increasing the amount of goods that we purchase from Medisystems over the next few years. We do not have a long-term supply agreement with Medisystems, and we purchase products from Medisystems through purchase orders. We are currently negotiating a long-term supply agreement with Medisystems covering components, subassemblies and completed cartridges, although we cannot be certain that we will enter into an agreement with Medisystems. We believe that our purchases from Medisystems have been on terms no less favorable to us than could be obtained from unaffiliated third parties.
Loans to Executive Officers

Loans to Jeffrey Burbank
          In connection with his purchase of 203,182 shares of our restricted stock, in November 1999 we loaned Jeffrey H. Burbank, our chief executive officer, $75,026 at an annual interest rate equal to 5.20%. The loan was secured by the purchased shares.
          In connection with his purchase of 45,893 shares of our restricted stock, in January 2000, we loaned Mr. Burbank $25,106 at an annual interest rate of 5.20%. The loan was secured by the purchased shares.
          In connection with Mr. Burbank’s repayment of a loan from VascA, Inc., in June 2000, we loaned Mr. Burbank $62,912 at an annual rate of 6.0%.
          In February 2003, pursuant to a vote of our board of directors, we forgave in full all outstanding principal and interest on the June 2000 loan. In March 2004, pursuant to a vote of our board of directors, we forgave in full all outstanding principal and interest on the November 1999 and January 2000 loans to Mr. Burbank.

Loan to Joseph E. Turk, Jr.
          In May 2000, we loaned $138,533 to Joseph E. Turk, Jr., our Vice President, Sales and Marketing, to finance the exercise of an option to purchase 101,295 shares of our common stock at an annual interest rate equal to 5.50%. The loan was secured by the purchased shares. In March 2004, pursuant to a vote of our board of directors, we forgave in full all outstanding principal and interest on this loan.
Preferred Stock Issuances

Issuance of Series E Preferred Stock
          On April 15, 2003, we sold an aggregate of 2,669,908 shares of Series E preferred stock at a price per share of $5.97 for an aggregate purchase price of $15,939,351. All shares of our Series E preferred stock will be automatically converted into 1,952,227 shares of our common stock upon completion of this offering. Of these 2,669,908 shares of Series E preferred stock, an aggregate of 2,657,345 shares were sold to the following director and holders of more than five percent of our voting securities:

	Shares of Series E
Name	Preferred Stock	Purchase Price

Sprout Group(1)	987,552	$5,895,685
David S. Utterberg	753,769	4,500,001
Atlas Venture(2)	733,553	4,379,311
Adams Street Partners(3)	157,345	939,350
Lightspeed Venture Partners(4)	25,126	150,002

Total	2,657,345	$15,864,350

(1)	Consists of 354,895 shares held by Sprout Capital VIII, L.P., 326,824 shares held by Sprout Capital, IX, L.P., 195,256 shares held by Sprout Capital VII, L.P., 36,094 shares held by DLJ Capital Corp., 30,756 shares held by DLJ ESC II, L.P., 21,300 shares held by Sprout Venture Capital L.P., 18,866 shares held by Sprout IX Plan Investors, LP, 2,273 shares held by The Sprout CEO Fund, L.P. and 1,288 shares held by Sprout Entrepreneurs Fund, L.P. Philippe Chambon, M.D., Ph.D., a member of our board of directors, is a general partner of Sprout Group.

(2)	Consists of 424,146 shares held by Atlas Venture Fund V, L.P., 192,783 shares held by Atlas Venture Fund III, L.P., 52,686 shares held by Atlas Venture Parallel Fund V-A, C.V., 52,686 shares held by Atlas Venture Parallel Fund V-B, C.V., 7,060 shares held by Atlas Venture Entrepreneurs’ Fund V, L.P. and 4,192 shares held by Atlas Venture Entrepreneurs’ Fund III, L.P. Jean-Francois Formela, M.D., a member of our board of directors, is a Senior Partner of Atlas Venture.

(3)	Consists of 157,345 shares held by BVCF IV, L.P.

(4)	Consists of 12,563 shares held by Weiss, Peck & Greer Venture Associates IV, L.L.C., 10,983 shares held by WPG Enterprise Fund III, L.L.C. and 1,580 shares held by Weiss, Peck & Greer Venture Associates IV Cayman, L.P.

Issuance of Series F Preferred Stock
          On August 18, 2004, we sold an aggregate of 2,747,253 shares of Series F preferred stock at a price per share of $7.28 for an aggregate purchase price of $20,000,002. Assuming an initial public offering price of $11.50, all shares of our Series F preferred stock will be automatically converted into 2,448,707 shares of our common stock upon completion of this offering. If the initial public offering price is greater than $12.25 per share, the number of shares of common stock into which the outstanding shares of Series F preferred stock will convert will decrease based on the actual initial public offering price by up to 439,929 shares. Of these 2,747,253 shares of Series F preferred stock, an aggregate of 1,840,660 shares were sold to the following director and holders of more than five percent of our voting securities:

	Shares of Series F
Name	Preferred Stock	Purchase Price

Sprout Group(1)	957,319	$6,969,282
Atlas Venture(2)	450,861	3,282,268
David S. Utterberg	343,195	2,498,460
Adams Street Partners(3)	68,681	499,998
Lightspeed Venture Partners(4)	20,604	149,997

Total	1,840,660	$13,400,005

footnotes on following page

(1)	Consists of 447,582 shares held by Sprout Capital, VIII, L.P., 412,180 shares held by Sprout Capital, IX, L.P., 38,788 shares held by Sprout Plan Investors, LP, 26,863 shares held by Sprout Venture Capital L.P., 23,793 shares held by Sprout IX Plan Investors, LP, 6,489 shares held by DLJ Capital Corp. and 1,624 shares held by Sprout Entrepreneurs Fund, L.P. Philippe Chambon, M.D., Ph.D., a member of our board of directors, is a general partner of Sprout Group.

(2)	Consists of 260,692 shares held by Atlas Venture Fund V, L.P., 118,490 shares held by Atlas Venture Fund III, L.P., 32,382 shares held by Atlas Venture Parallel Fund V-A, C.V., 32,382 shares held by Atlas Venture Parallel Fund V-B, C.V., 4,339 shares held by Atlas Venture Entrepreneurs’ Fund V, L.P. and 2,576 shares held by Atlas Venture Entrepreneurs’ Fund III, L.P. Jean-Francois Formela, M.D., a member of our board of directors, is a Senior Partner of Atlas Venture.

(3)	Consists of 68,681 shares held by BVCF IV, L.P.

(4)	Consists of 10,302 shares held by Weiss, Peck & Greer Venture Associates IV, L.L.C., 9,006 shares held by WPG Enterprise Fund III, L.L.C. and 1,296 shares held by Weiss, Peck & Greer Venture Associates IV Cayman, L.P.

Issuance of Series F-1 Preferred Stock
          On July 8, 2005 and July 15, 2005, we sold an aggregate of 2,197,801 shares of Series F-1 preferred stock at a price per share of $7.28 for an aggregate purchase price of $16,000,000. Assuming an initial public offering price of $11.50, all shares of Series F-1 preferred stock will be automatically converted into 1,958,961 shares of our common stock upon completion of this offering. If the initial public offering price is greater than $12.25 per share, the number of shares of common stock into which the outstanding shares of Series F-1 preferred stock will convert will decrease based on the initial public offering price by up to 351,939 shares. Of these 2,197,801 shares of Series F-1 preferred stock, an aggregate of 1,960,779 shares were sold to the following director and holders of more than five percent of our voting securities:

	Shares of Series F-1
Name	Preferred Stock	Purchase Price

Healthcare Investment Partners Holdings LLC(1)	1,373,626	$9,999,997
Sprout Group(2)	304,661	2,217,933
Atlas Venture(3)	143,484	1,044,564
David S. Utterberg	109,220	795,122
Adams Street Partners(4)	21,857	159,119
Lightspeed Ventures(5)	7,931	57,738

Total	1,960,779	$14,274,473

(1)	Ried Perper, a member of our board of directors, is a Managing Director of Healthcare Investment Partners Holdings LLC.

(2)	Consists of 142,440 shares held by Sprout Capital VIII, L.P., 131,174 shares held by Sprout IX Plan Investors, L.P., 12,334 shares held by Sprout Plan Investors, L.P., 8,549 shares held by Sprout Venture Capital, L.P., 2,065 shares held by DLJ Capital Corp. and 517 shares held by Sprout Entrepreneurs’ Fund, L.P. Philippe Chambon, M.D., Ph.D., a member of our board of directors, is a general partner of Sprout Group.

(3)	Consists of 82,964 shares held by Atlas Venture Fund V, L.P., 37,709 shares held by Atlas Venture Fund III, L.P., 10,305 shares held by Atlas Venture Parallel Fund V-A, C.V., 10,305 shares held by Atlas Venture Parallel Fund V-B, C.V., 1,381 shares held by Atlas Venture Entrepreneurs’ Fund V, L.P. and 820 shares held by Atlas Venture Entrepreneurs’ Fund III, L.P. Jean-Francois Formela, M.D., a member of our board of directors, is a Senior Partner of Atlas Venture.
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(4)	Consists of 21,857 shares held by BVCF IV, L.P.

(5)	Consists of 3,467 shares held by WPG Enterprise Fund III, L.L.C., 3,966 shares held by Weiss, Peck & Greer Venture Associates IV, L.L.C. and 498 shares held by Weiss, Peck & Greer Venture Associates IV Cayman, L.P.
Payments to Peter Phildius
          In 2004, we paid Peter Phildius $6,250 per month for service as chairman of our board of directors. In 2005, we are continuing to pay Mr. Phildius $6,250 per month for consulting services, up to a maximum of $60,000 per year.
Registration Rights
          The holders of 13,401,348 shares of common stock, after giving effect to the conversion of outstanding preferred stock into shares of common stock upon completion of this offering, the holders of warrants to purchase 153,551 shares of our Series D preferred stock, which will convert into warrants to purchase 112,270 shares of our common stock upon completion of this offering, the holder of a warrant to purchase 20,938 shares of our Series E preferred stock, which will be converted into a warrant to purchase 15,309 shares of our common stock upon completion of this offering, and the holders of warrants to purchase 82,416 shares of our Series F preferred stock, which will be converted into warrants to purchase 73,460 shares of our common stock upon completion of this offering, have rights to require us to file registration statements under the Securities Act or to include their shares in registration statements that we may file in the future for ourselves or other stockholders. These rights are provided under the terms of an investors rights agreement between us and these holders. These holders include the following directors, officer and holders of more than five percent of our voting securities and their affiliates:

Name	Number of Shares

Sprout Group(1)	5,222,966
Atlas Venture(2)	2,488,565
David S. Utterberg	1,889,720
Healthcare Investment Partners Holdings LLC(3)	1,224,357
Adams Street Partners	746,903
Lightspeed Venture Partners	730,266
Jeffrey H. Burbank	54,771

Total	12,357,548

(1)	Philippe Chambon, M.D., Ph.D., a member of our board of directors, is a general partner of Sprout Group.

(2)	Jean-Francois Formela, M.D., a member of our board of directors, is a Senior Partner of Atlas Venture.

(3)	Reid S. Perper, a member of our board of directors, is a Managing Director of Healthcare Investment Partners Holdings LLC.
          The holders of registration rights in connection with this offering have waived their right to participate in this offering.
Stockholders Agreement
          We have entered into a stockholders agreement with certain of our stockholders, including the stockholders identified in the immediately preceding table. Pursuant to the stockholders agreement, such stockholders were granted a right of purchase and of co-sale in respect of the sale of securities held by certain of our stockholders and voting rights and obligations regarding the election of our board of directors. This agreement will terminate upon the closing of this offering.
Indemnification Agreements
          We have entered into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides that we will indemnify the director or officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, executive officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. If the claim is brought by us or on our behalf, we will not be obligated to indemnify the director or executive officer if he or she is found liable to us, unless the court determines that, despite the adjudication of liability, in view of all the circumstances of the case the director or senior officer is fairly and reasonably entitled to be indemnified. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.
Stock Option Grants
          We have granted options to purchase shares of our common stock to our executive officers and directors. See “Management — Director Compensation,” “Management — Executive Compensation” and “Management — Option Grants in Last Fiscal Year.”
Other Considerations
          We have adopted a policy providing that all material transactions between us and our officers, directors and other affiliates must be:

•	approved by a majority of the members of our board of directors and by a majority of the disinterested members of our board of directors; and

•	on terms no less favorable to us than those that we believe could be obtained from unaffiliated third parties.

DESCRIPTION OF CAPITAL STOCK
          The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will become effective upon closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.
          Upon the completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of June 30, 2005, after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock and assuming an initial public offering price of $11.50 per share, there would have been 14,691,521 shares of common stock issued and outstanding. As of June 30, 2005, there were 107 stockholders of record of our capital stock.
Common Stock
          Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
          Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
          The purpose of authorizing our board of directors to issue preferred stock and determine its right and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of any preferred stock that may be issued in the future. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing changes in control or management of NxStage.
          We have no present plans to issue any shares of preferred stock.

Warrants
          As of June 30, 2005:

•	Lighthouse Capital Partners IV, L.P. held a warrant to purchase the number of shares of Series F preferred stock equal to $300,000 divided by a purchase price equal to the lesser of (i) $9.96 or (ii) the public offering price per share of the common stock being offered by this prospectus. This warrant expires on December 23, 2011.

•	Lighthouse Capital Partners V, L.P. held a warrant to purchase the number of shares of Series F preferred stock equal to $300,000 divided by a purchase price equal to the lesser of (i) $9.96 or (ii) the public offering price per share of the common stock being offered by this prospectus. The warrant expires on December 23, 2011.

•	Comerica Bank — California held a warrant to purchase 20,938 shares of Series E preferred stock at an exercise price $5.97 per share. This warrant expires on September 26, 2009.

•	David S. Utterberg held a warrant to purchase 17,126 shares of Series D preferred stock at an exercise price of $5.21 per share. This warrant expires on November 22, 2005.

•	Atlas Venture Fund III, L.P. and a related entity held warrants to purchase an aggregate of 14,271 shares of Series D preferred stock at an exercise price of $5.21 per share. These warrants expire on November 22, 2005.

•	Sprout Capital VII, L.P. and related entities held warrants to purchase an aggregate of 96,466 shares of Series D preferred stock at an exercise price of $5.21 per share. These warrants expire on November 22, 2005.

•	Weiss, Peck & Greer Venture Associates IV, L.L.C. and related entities held warrants to purchase an aggregate of 25,688 shares of Series D preferred stock at an exercise price of $5.21 per share. These warrants expire on November 22, 2005.

•	General Electric Capital Corporation held warrants to purchase an aggregate of 493 shares of Series C preferred stock at an exercise price of $5.21 per share. These warrants expire on the earlier of May 22, 2007 or the closing of this initial public offering.

•	General Electric Capital Corporation held warrants to purchase an aggregate of 448 shares of Series C preferred stock at an exercise price of $5.21 per share. These warrants expire on the earlier of May 22, 2007 or the closing of this initial public offering.

•	General Electric Capital Corporation held warrants to purchase an aggregate of 2,596 shares of Series C preferred stock at an exercise price of $5.21 per share. These warrants expire on the earlier of August 28, 2008 or the closing of this initial public offering.
          These warrants provide for adjustments in the event of stock dividends, stock splits, reclassifications or other changes in our corporate structure. Certain of the holders of these warrants have registration rights that are outlined below under the heading “Registration Rights.”
          Millennium Technology Ventures, LP. has the right to acquire, for no additional consideration, 1,904 shares of our common stock if and when it exercises a warrant it holds to purchase shares of VascA, Inc. preferred stock.
Options
          As of June 30, 2005, options to purchase an aggregate of 1,960,542 shares of common stock at a weighted-average exercise of $4.42 per share were outstanding.

Registration Rights
          The holders of 13,401,348 shares of common stock, after giving effect to the conversion of outstanding preferred stock into shares of common stock upon completion of this offering, the holders of warrants to purchase 153,551 shares of our Series D preferred stock, which will convert into warrants to purchase 112,270 shares of our common stock upon completion of this offering, the holder of a warrant to purchase 20,938 shares of our Series E preferred stock, which will convert into a warrant to purchase 15,309 shares of our common stock upon completion of this offering, and the holders of warrants to purchase 82,416 shares of our Series F preferred stock, which will convert into warrants to purchase 73,460 shares of our common stock upon completion of this offering, have rights to require us to file registration statements under the Securities Act or to include their shares in registration statements that we may file in the future for NxStage or other stockholders. The holders of registration rights in connection with this offering have waived their right to participate in this offering.
          At any time after 180 days following the effective date of this registration statement, the holders of more than 30% of the shares having registration rights may demand that we register all or a portion of their common stock for sale under the Securities Act, so long as the aggregate offering price of such securities is reasonably anticipated to be at least $5,000,000. We will effect the registration as requested, unless the underwriters decide to limit the number of shares that may be included in the registration due to marketing factors. We are required to effect two of these registrations. However, if at any time we become eligible to file a registration statement on Form S-3, or any successor form, holders of registration rights may make two requests for us to effect a registration on such forms of their common stock having an aggregate offering price of at least $500,000.
          In addition, if at any time after this offering we register any shares of common stock, either for our own account or for the account of other security holders, the holders of registration rights are entitled to notice of the registration and to include all or a portion of their common stock in the registration. A holder’s right to demand or include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering.
Anti-Takeover Provisions of Delaware Law, our Certificate of Incorporation and our Bylaws
          We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
          Under our certificate of incorporation, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office. The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of us.
          Our certificate of incorporation and our bylaws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws further provide that, except as otherwise required by law, special meetings of the stockholders may only be called by the chairman of the board, chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders’ meeting, and not by written consent.
          The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation and bylaws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.
Limitation of Liability and Indemnification
          Our certificate of incorporation contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware.
Transfer Agent and Registrar
          The transfer agent and registrar for our common stock is EquiServe Trust Company.
Nasdaq National Market
          We have applied for the quotation of our common stock on the Nasdaq National Market under the symbol “NXTM.”

SHARES ELIGIBLE FOR FUTURE SALE
          Prior to this offering, there has been no market for our common stock and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales could adversely affect trading prices of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could also adversely affect the trading price of our common stock and our ability to raise equity capital in the future.
Sales of Restricted Shares
          Upon completion of this offering, we will have outstanding an aggregate of 20,191,521 shares of common stock, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options or warrants that were outstanding as of June 30, 2005. Of these shares, the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless one of our existing affiliates as that term is defined in Rule 144 under the Securities Act purchases such shares, in which case such shares will remain subject to the resale limitations of Rule 144. Certain of our affiliates, including Atlas Venture, Sprout Group, Healthcare Investment Partners Holdings LLC and David S. Utterberg, have indicated an interest in purchasing up to an aggregate of 825,000 shares of our common stock in this offering at the public offering price. Assuming an initial public offering price of $11.50 per share, the midpoint of the estimated price range shown on the cover page of this prospectus, these affiliates would purchase up to $9.49 million of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these affiliates may not purchase any common stock in this offering. Any shares purchased by our affiliates may only be sold in compliance with the volume limitations of Rule 144. These volume limitations restrict the number of shares that may be sold by an affiliate in any three-month period to the greater of 1% of the number of shares then outstanding, which will be equal approximately 200,00 shares immediately after this offering, or the average trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. The share numbers set forth in the following paragraph do not reflect potential purchases by any of our stockholders or affiliated entities.
          The remaining 14,691,521 shares of our common stock held by existing stockholders are restricted shares or are restricted by the contractual provisions described below. Of these remaining securities approximately:

•	35,000 shares, which are not subject to the 180-day lock-up period described below, may be sold immediately after completion of this offering;

•	9,000 additional shares, which are not subject to the 180-day lock-up period described below, may be sold beginning 90 days after the effective date of this offering; and

•	12,700,000 additional shares may be sold upon expiration of the 180-day lock-up period described below.
Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act, which are summarized below.
Rule 144
          Under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell some of its shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of our common stock then outstanding, which will equal approximately 200,000 shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale.
          Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about our company. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.
Rule 144(k)
          Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted or subject to lock-up agreements, these shares may be sold immediately upon the completion of this offering.
Rule 701
          Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or other rights granted under our equity plans may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the date of this prospectus, restricted only by the manner of sale provisions of Rule 144, and by affiliates in accordance with Rule 144, without compliance with its one-year minimum holding period. All outstanding shares available for resale in the public market in reliance on Rule 701 are restricted by the terms of the lock-up agreements.
Options
          As of June 30, 2005, our board of directors had authorized an aggregate of up to 2,785,009 shares of common stock for issuance under our existing equity plans. As of June 30, 2005 options to purchase a total of 1,960,542 shares of common stock were outstanding, all of which are exercisable, and all shares issuable upon exercise of these options are restricted by the terms of the lock-up agreements and by our right to repurchase unvested shares upon the termination of an optionee’s business relationship with us. Upon the closing of this offering, the shares issuable upon exercise of these options will no longer be restricted by our right of repurchase and will be eligible for sale in the public market in accordance with Rule 701 under the Securities Act beginning 180 days after the date of this prospectus.
          We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register all shares of our common stock which have been issued or are issuable upon exercise of outstanding stock options or other rights granted under our equity plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, to the extent applicable, or subject in certain cases to vesting of such shares.
Warrants
          As of June 30, 2005, assuming the conversion of all warrants to purchase preferred stock into warrants to purchase common stock, there were warrants outstanding to purchase a total of 114,856 shares of common stock at a price of $7.13 per share, 15,309 shares of common stock at a price of $8.16 per share and 73,460 shares of common stock at a purchase price of $8.17.

Lock-up Agreements
          Except for sales of common stock to the underwriters in accordance with the terms of the purchase agreement, we, each of our directors and officers, and holders of a substantial majority of our outstanding stock and options to acquire our stock have agreed not to sell or otherwise dispose of, directly or indirectly, any shares of our common stock (or any security convertible into or exchangeable or exercisable for common stock) without the prior written consent of Merrill Lynch for a period of 180 days from the date of this prospectus. In addition, for a period of 180 days from the date of this prospectus, except as required by law, we have agreed that our board of directors will not consent to any offer for sale, sale or other disposition, or any transaction which is designed or could be expected to result in the disposition by any person, directly or indirectly, of any shares of our common stock without the prior written consent of Merrill Lynch. Merrill Lynch, in its sole discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements.
Registration Rights
          Upon completion of this offering, the holders of 13,401,348 shares of common stock, after giving effect to the conversion of outstanding preferred stock into common stock, the holders of warrants to purchase 153,551 shares of our Series D preferred stock, which will convert into warrants to purchase 112,270 shares of our common stock upon completion of this offering, the holder of a warrant to purchase 20,938 shares of Series E preferred stock, which will be converted into a warrant to purchase 15,309 shares of common stock upon completion of this offering, and the holders of warrants to purchase 82,416 shares of our Series F preferred stock, which will be converted into warrants to purchase 73,460 shares of common stock upon completion of this offering, have rights to require or participate in the registration of those shares under the Securities Act. See “Description of Capital Stock — Registration Rights” for a detailed description of these registration rights.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS OF OUR COMMON STOCK
          The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, partnership or any other organization taxable as a corporation or partnership for U.S. federal tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (A) if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and (ii) one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (B) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.
          This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).
          This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	partnerships or other pass-through entities;

•	regulated investment companies;

•	pension plans;

•	owners of more than 5% of our common stock;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.
          There can be no assurance that the Internal Revenue Service, referred to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership, or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.
Distributions on Our Common Stock
          We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such non-U.S. holder’s tax basis in the common stock and thereafter as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.”
          Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by timely filing an appropriate claim for refund with the IRS.
          Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States (and if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder) are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.
          To claim the benefit of a tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income, before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain On Sale, Exchange or Other Taxable Disposition of Our Common Stock
          In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business (and if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder), in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons and, if the

non-U.S. holder is a foreign corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may apply;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

•	we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period if shorter) a “U.S. real property holding corporation” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may apply. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Furthermore, no assurance can be provided that our stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax
          Shares of our common stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, will be considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.
Backup Withholding and Information Reporting
          We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures (such as providing a properly completed IRS Form W-8BEN) to establish that such holder is not a U.S. person in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.
          Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.
          Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.
          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING
          Subject to the terms and conditions contained in a purchase agreement, dated the date of this prospectus, between us and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Thomas Weisel Partners LLC, William Blair & Company, L.L.C. and JMP Securities LLC acting as the underwriters’ representatives, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Thomas Weisel Partners LLC
William Blair & Company, L.L.C.
JMP Securities LLC

Total	5,500,000

          The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.
          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwrites may be required to make in respect of those liabilities.
          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
          The underwriters’ representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
          The follow table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option to purchase additional shares of our common stock:

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to NxStage	$	$	$
          The expenses of the offering, not including the underwriting discount, are estimated at $          and are payable by us.
Overallotment Option
          We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 825,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the table above bears to the total number of shares of common stock listed next to the names of all underwriters in the table above. If the underwriters option is exercised in full, the total price to the public would be approximately $           million and the total proceeds to us would be approximately $           million after deducting estimated underwriting discounts and commissions and offering expenses.
          Certain of our affiliates, including Atlas Venture, Sprout Group, Healthcare Investment Partners Holdings LLC and David S. Utterberg, have indicated an interest in purchasing up to an aggregate of 825,000 shares of our common stock in this offering at the public offering price. Assuming an initial public offering price of $11.50 per share, the midpoint of the estimated price range shown on the cover page of this prospectus, these affiliates would purchase up to $9.49 million of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these affiliates may not purchase any common stock in this offering. Certain of these entities have agreed that any such securities acquired by them will not be sold, transferred, assigned, pledged or hypothecated for a period of three months following the effective date of the offering.
No Sales of Similar Securities
          We, each of our directors and officers and holders of a substantial majority of our outstanding stock have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus, subject to an extension of up to 18 days upon agreement of Merrill Lynch, Pierce, Fenner & Smith Incorporated and us, without first obtaining the written consent of Merrill Lynch, Pierce, Fenner and Smith Incorporated on behalf of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or either dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other arrangement that transfers, in whole or in part, the economic consequences of ownership of any common stock, whether any transaction swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.
          These restrictions do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus that is described in this prospectus;

•	the issuance by us of shares or options to purchase shares of common stock pursuant to our stock incentive and employee stock purchase plans, provided that the recipient of the shares agrees to be subject to the restrictions described in this paragraph; or

•	certain transactions by persons other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.
          This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

          See the section entitled “Shares Eligible for Future Sale” for further discussion of certain transfer restrictions.
Quotation on the Nasdaq National Market
          We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “NXTM.”
          Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the underwriters’ representatives and lead manager. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the underwriters’ representatives and lead manager believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
          An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.
          The underwriters have advised us that they do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
          Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters’ representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.
          Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

          The underwriters’ representatives may also impose a penalty bid on underwriters and selling group members. This means that if the underwriters’ representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.
          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters’ representatives or lead manager will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
          A prospectus in electronic format will be made available on the website maintained by Merrill Lynch. Other than the electronic prospectus, the information on the website is not part of this prospectus. Merrill Lynch may agree to allocate a number of shares for sale to their online brokerage account holders.
Other Relationships
          In the future, certain of the underwriters or their affiliates may provide investment and commercial banking and financial advisory services to NxStage and its affiliates in the ordinary course of business, for which they may receive customary fees and commissions. To date, we have not engaged the underwriters to provide any such services, and no such fees or commissions have been paid or incurred.
LEGAL MATTERS
          The validity of the shares of common stock we are offering will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.
EXPERTS
          The consolidated financial statements of NxStage Medical, Inc. as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and the related registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
          We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, with respect to our common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.
          Upon completion of the offering, we will become subject to the full informational and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain an Internet site at www.nxstage.com. Our internet site is not a part of this prospectus.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2004 and June 30, 2005 (Unaudited) and June 30, 2005 Pro Forma (Unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005 (Unaudited)	F-4
 Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the Years Ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2005(Unaudited) and June 30, 2005 Pro Forma (Unaudited)
F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005 (Unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of NxStage Medical, Inc.
          We have audited the accompanying consolidated balance sheets of NxStage Medical, Inc. as of December 31, 2003 and 2004, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NxStage Medical, Inc. at December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Boston, Massachusetts
July 15, 2005, except for Note 14, as
     to which the date is October 14, 2005

NXSTAGE MEDICAL, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,		June 30,

				Pro Forma

	2003	2004	2005	2005

			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,880,618	$5,639,499	$4,820,955	$4,820,955
Marketable securities	—	12,495,000	—	—
Accounts receivable, net	148,686	524,265	911,795	911,795
Inventory	3,150,349	4,410,253	4,663,871	4,663,871
Prepaid expenses and other current assets	50,587	39,585	50,166	50,166

Total current assets	12,230,240	23,108,602	10,446,787	10,446,787
Property and equipment, net	810,518	759,008	1,016,308	1,016,308
Field equipment, net	61,243	1,041,263	2,418,607	2,418,607
Other assets	510,580	546,061	971,157	971,157

Total assets	$13,612,581	$25,454,934	$14,852,859	$14,852,859

Liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$256,893	$1,409,269	$1,538,389	$1,538,389
Accrued expenses	697,545	1,020,426	1,458,460	1,458,460
Deferred revenue	44,899	25,720	—	—
Current portion of long-term debt	116,199	1,448,165	1,597,576	1,597,576

Total current liabilities	1,115,536	3,903,580	4,594,425	4,594,425

Long-term debt	29,872	3,005,717	2,263,409	2,263,409
Commitments (Note 3)	—	—	—	—
Redeemable convertible preferred stock, at redemption value:
Series B-Authorized — 1,875,000 shares; issued and outstanding — 1,875,000 shares actual, no shares pro forma	5,006,250	5,006,250	5,006,250	—
Series C-Authorized — 1,155,169 shares; issued and outstanding — 1,151,632 actual, no shares pro forma	6,000,003	6,000,003	6,000,003	—
Series D-Authorized — 5,011,173 shares; issued and outstanding — 4,857,622 shares actual, no shares pro forma	29,000,008	29,000,008	29,000,008	—
Series E-Authorized — 2,690,846 shares; issued and outstanding — 2,669,908 shares actual, no shares pro forma	15,939,351	15,939,351	15,939,351	—
Series F-Authorized — 2,829,671 shares; issued and outstanding — 2,747,253 shares actual, no shares pro forma	—	20,000,002	20,000,002	—

Total redeemable convertible preferred stock	55,945,612	75,945,614	75,945,614	—

Stockholders’ equity (deficit):
Common stock, $0.001 par value — Authorized — 20,000,000 shares;
Issued and outstanding — 2,565,226 shares in 2003, 2,566,681 shares in 2004 and June 30, 2005, and 12,732,560 shares pro forma	2,566	2,567	2,567	12,733
Additional paid-in-capital	1,518,555	2,391,223	2,472,363	78,407,811
Deferred compensation	(65,939)	(420,509)	(388,392)	(388,392)
Notes receivable from stockholders	(289,615)	—	—	—
Accumulated deficit	(44,622,908)	(59,496,069)	(70,011,854)	(70,011,854)
Accumulated other comprehensive income (loss)	(21,098)	122,811	(25,273)	(25,273)

Total stockholders’ equity (deficit)	(43,478,439)	(57,399,977)	(67,950,589)	7,995,025

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$13,612,581	$25,454,934	$14,852,859	$14,852,859

See accompanying notes.

NXSTAGE MEDICAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Six Months Ended June 30,

	2002	2003	2004	2004	2005

				(Unaudited)
Revenues	$29,524	$285,954	$1,884,569	$716,081	$2,437,175
Cost of revenues	403,897	940,371	3,438,832	1,347,390	3,843,543

Gross profit (deficit)	(374,373)	(654,417)	(1,554,263)	(631,309)	(1,406,368)

Operating expenses:
Research and development	5,913,209	4,526,491	5,970,442	2,960,625	3,055,772
Selling and marketing	2,286,006	2,180,747	3,334,028	1,515,359	2,901,410
Distribution	5,692	32,602	494,786	134,025	785,664
General and administrative	2,553,663	2,868,304	3,603,967	1,885,803	2,202,961

Total operating expenses	10,758,570	9,608,144	13,403,223	6,495,812	8,945,807

Interest income	222,269	146,047	130,347	40,504	149,786
Interest expense	(69,349)	(91,985)	(14,542)	(7,590)	(313,396)

Net loss	$(10,980,023)	$(10,208,499)	$(14,841,681)	$(7,094,207)	$(10,515,785)

Net loss per share — basic and diluted	$(4.66)	$(4.10)	$(5.81)	$(2.77)	$(4.10)

Weighted-average shares outstanding — basic and diluted	2,355,527	2,489,688	2,555,605	2,557,498	2,566,470

See accompanying notes.

NXSTAGE MEDICAL, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

	Redeemable Convertible
	Preferred Stock		Common Stock				Notes		Accumulated
							Receivable		Other	Total
		Carrying		$0.001 Par	Additional	Deferred	From	Accumulated	Comprehensive	Comprehensive
	Shares	Value	Shares	Value	Paid-In Capital	Compensation	Stockholders	Deficit	Income (Loss)	Loss

Balance at December 31, 2001	7,884,254	$40,006,261	2,553,828	$2,554	$1,255,163	$—	$(289,615)	$(23,387,572)	$(7,809)
Exercise of stock options			6,816	7	27,684
Stock options issued to nonemployees					119,600	(119,600)
Amortization of deferred compensation						23,757
Warrants issued to a bank in connection with loan agreement					94,012
Change in cumulative translation adjustment									(9,580)	$(9,580)
Net loss								(10,980,023)		(10,980,023)

Total comprehensive loss										$(10,989,603)

Balance at December 31, 2002	7,884,254	40,006,261	2,560,644	2,561	1,496,459	(95,843)	(289,615)	(34,367,595)	(17,389)
Sale of Series E redeemable convertible preferred stock, net of issuance costs of $46,814	2,669,908	15,939,351						(46,814)
Exercise of stock options			4,582	5	13,096
Stock options issued to nonemployees					9,000	(9,000)
Amortization of deferred compensation						38,904
Change in cumulative translation adjustment									(3,709)	$(3,709)
Net loss								(10,208,499)		(10,208,499)

Total comprehensive loss										$(10,212,208)

Balance at December 31, 2003	10,554,162	55,945,612	2,565,226	2,566	1,518,555	(65,939)	(289,615)	(44,622,908)	(21,098)
Sale of Series F redeemable convertible preferred stock, net of issuance costs of $31,480	2,747,253	20,000,002						(31,480)
Exercise of stock options			1,455	1	5,264
Stock options issued to nonemployees					159,124	(159,124)
Deferred compensation					285,780	(285,780)
Amortization of deferred compensation						90,334
Warrants issued in connection with debt agreement					422,500
Unrealized gain(loss) on marketable securities									24,000	$24,000
Payment of note receivable							289,615
Change in cumulative translation adjustment									119,909	119,909
Net loss								(14,841,681)		(14,841,681)

Total comprehensive loss										$(14,697,772)

Balance at December 31, 2004	13,301,415	75,945,614	2,566,681	2,567	2,391,223	(420,509)	—	(59,496,069)	122,811
Deferred compensation					81,140	(81,140)
Amortization of deferred compensation						113,257
Realized gain on marketable securities									(24,000)	$(24,000)
Change in cumulative translation adjustment									(124,084)	(124,084)
Net loss								(10,515,785)		(10,515,785)

Total comprehensive loss										$(10,663,869)

Balance at June 30, 2005 (unaudited)	13,301,415	75,945,614	2,566,681	2,567	2,472,363	(388,392)	—	(70,011,854)	(25,273)
Pro forma (unaudited)
Conversion of redeemable convertible preferred stock to common stock (unaudited)	(13,301,415)	(75,945,614)	10,165,879	10,166	75,935,448

Pro forma balance at June 30, 2005 (unaudited)	—	$—	12,732,560	$12,733	$78,407,811	$(388,392)	$—	$(70,011,854)	$(25,273)

See accompanying notes.

NXSTAGE MEDICAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Six Months Ended June 30,

	2002	2003	2004	2004	2005

				(Unaudited)
Operating activities
Net loss	$(10,980,023)	$(10,208,499)	$(14,841,681)	$(7,094,207)	$(10,515,785)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	345,934	370,797	452,925	212,300	360,324
Loss on disposal of equipment	46,706	—	—	—	—
Forgiveness of related party loans	—	62,913	289,615	289,615	—
Compensation expense related to issuance of stock options	23,757	38,904	90,334	29,987	113,257
Changes in current assets and liabilities:
Accounts receivable	(9)	(148,677)	(375,579)	(199,347)	(387,531)
Inventory	(2,168,641)	(1,044,889)	(2,346,311)	(54,908)	(1,808,189)
Prepaid expenses and other current assets	86,409	89,893	11,002	(102,638)	(10,581)
Accounts payable	(156,098)	35,163	1,215,678	487,401	62,955
Accrued expenses	(211,192)	(31,193)	331,600	353,643	442,001

Net cash used in operating activities	(13,013,157)	(10,835,588)	(15,172,417)	(6,078,154)	(11,743,549)

Investing activities
Purchases of property and equipment	(456,541)	(80,084)	(195,071)	—	(472,886)
Purchase of available-for-sale securities	—	—	(12,471,000)	—	—
Maturity of available-for-sale securities	—	—	—	—	12,495,000
(Increase) decrease in other assets	(44,907)	1,678	(135,013)	(127,049)	(426,990)

Net cash (used in) provided by investing activities	(501,448)	(78,406)	(12,801,084)	(127,049)	11,595,124

Financing activities
Net proceeds from issuance of redeemable convertible preferred stock	—	15,892,537	19,968,522	—	—
Proceeds from exercise of stock options	27,691	13,101	5,265	5,265
Net borrowings (repayments) on loans and lines of credit	(121,724)	(136,417)	4,730,311	(59,217)	(592,897)

Net cash provided by (used in) financing activities	(94,033)	15,769,221	24,704,098	(53,952)	(592,897)

Foreign exchange effect on cash and cash equivalents	(3,551)	(2,470)	28,284	(13,016)	(77,222)

Net increase (decrease) in cash and cash equivalents	(13,612,189)	4,852,757	(3,241,119)	(6,272,171)	(818,544)
Cash and cash equivalents at beginning of period	17,640,050	4,027,861	8,880,618	8,880,618	5,639,499

Cash and cash equivalents at end of period	$4,027,861	$8,880,618	$5,639,499	$2,608,447	$4,820,955

Supplemental disclosure
Cash paid for interest	$44,540	$28,092	$14,542	$7,590	$242,978

Noncash investing activities
Transfers from inventory to field equipment	—	$63,180	$1,091,198	$373,727	$1,545,412

Noncash financing activities
Warrants issued in connection with financing activity	$94,012	—	$422,500	—	—

Deferred compensation and paid-in-capital	$119,600	$9,000	$444,904	$124,580	$81,140

See accompanying notes.

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004

1.	Operations
          NxStage Medical, Inc. (the Company) is a medical device company that develops, manufactures and markets products for the treatment of kidney failure and fluid overload. The Company’s primary product, the NxStage System One (the System), was designed to satisfy an unmet clinical need for a system that can deliver the therapeutic flexibility and clinical benefits associated with traditional dialysis machines in a smaller, portable, easy-to-use form that can be used by healthcare professionals and trained lay users alike in a variety of settings, including patient homes, as well as more traditional care settings such as hospitals and dialysis clinics. The System is cleared by the Food and Drug Administration (FDA) and sold commercially in the United States for the treatment of acute and chronic kidney failure patients as well as patients with congestive heart failure suffering from fluid overload. The System consists of an electromechanical medical device (cycler), a disposable blood tubing set and a dialyzer (filter) pre-mounted in a disposable, single-use cartridge, and fluids used in conjunction with therapy.
          During 2004, the Company commenced significant commercial activities and was no longer considered to be in the development stage. The Company has incurred losses since inception and at December 31, 2004, the Company had an accumulated deficit of ($59,496,069). As more fully discussed in Note 14, in July 2005 the Company raised $16 million through the issuance of Series F-1 redeemable convertible preferred stock (Series F-1 Preferred Stock). Management believes that these proceeds, together with existing cash, will be sufficient to fund the operations of the Company into the third quarter of 2006.
          The accompanying financial statements reflect the application of certain significant accounting policies described in this note and elsewhere in the accompanying notes to financial statements.

2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Information
          The accompanying interim consolidated balance sheet as of June 30, 2005, the consolidated statements of operations and cash flows for the six months ended June 30, 2004 and 2005, and the consolidated statement of redeemable preferred stock, stockholders’ equity (deficit) and comprehensive loss for the six months ended June 30, 2005 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting of normal recurring adjustments necessary for the fair presentation of the Company’s financial position at June 30, 2005 and its results of operations and cash flows for the six months ended June 30, 2004 and 2005. The results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for any other interim period or for the year ended December 31, 2005.

Reverse Stock Split
          On September 15, 2005, the Board of Directors approved, subject to stockholder approval, a one-for-1.3676 reverse stock split of the outstanding shares of common stock and an adjusted conversion of Series B, Series C, Series D, Series E, Series F and Series F-1 redeemable convertible preferred stock to reflect the one-for-1.3676 reverse stock split of the common stock. All share and per share amounts for all periods presented have been retroactively adjusted for the 1-for-1.3676 reverse stock split.

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited Pro Forma Balance Sheet and Stockholders’ Equity
          If an offering contemplated by the accompanying prospectus is consummated, all of the redeemable convertible preferred stock outstanding will automatically convert into 10,165,875 shares of common stock based on the shares of redeemable convertible preferred stock outstanding at June 30, 2005. The unaudited pro forma consolidated balance sheet and statement of stockholders’ equity (deficit) as of June 30, 2005 reflect the assumed conversion of the redeemable preferred stock as referenced above.

Principles of Consolidation and Foreign Currency
          The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany transactions and balances have been eliminated in consolidation.
          Assets and liabilities of the Company’s foreign operations are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation. In accordance with SFAS No. 52, assets and liabilities of the Company’s foreign operations are translated into U.S. dollars at current exchange rates, and income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses arising from transactions denominated in foreign currencies are included in the consolidated statements of operations and were not material for the periods presented.

Use of Estimates
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
          Certain reclassifications have been made to the 2003 and 2002 financial statements to conform with the 2004 presentation.

Cash, Cash Equivalents and Marketable Securities
          The Company considers all highly-liquid investments purchased with original maturities of 90 days or less to be cash equivalents. Cash equivalents include amounts invested in money market funds. Cash equivalents are stated at cost plus accrued interest, which approximates market value.
          The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. In accordance with SFAS No. 115, the Company has classified all of its investments in marketable securities as available-for-sale for the year ended December 31, 2004; there were no marketable securities at December 31, 2003 or June 30, 2005. Marketable securities are reported at their fair value, with any unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity (deficit) as other comprehensive income (loss).

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          Marketable securities consist of the following at December 31, 2004:

	December 31, 2004

		Fair Market	Weighted-average
Investment Class	Cost	Value	Date to Maturity

Debt	$7,500,000	$7,500,000	<1 year
Fixed income	2,376,000	2,400,000	<1 year
Certificates of deposit	2,595,000	2,595,000	<1 year

Total	$12,471,000	$12,495,000

Inventory
          Inventory is valued at the lower of cost (weighted-average) or estimated market. The Company regularly reviews its inventory quantities on hand and related cost and records a provision for excess or obsolete inventory primarily based on its estimated forecast of product demand and existing product configurations. The medical device industry is characterized by rapid development and technological advances that could result in obsolescence of inventory. Additionally, the Company’s estimates of future product demand may prove to be inaccurate. The inventory balance consists of the following:

	December 31,
			June 30,
	2003	2004	2005

			(Unaudited)
Purchased components	$2,139,112	$2,926,114	$3,496,403
Finished goods	1,011,237	1,484,139	1,167,468

Total	$3,150,349	$4,410,253	$4,663,871

Property and Equipment and Field Equipment
          Property and equipment is carried at cost less accumulated depreciation and amortization. A summary of the components of property and equipment is as follows:

	December 31,
			June 30,
	2003	2004	2005

			(Unaudited)
Computer and office equipment	$551,396	$611,423	$694,672
Machinery, equipment and tooling	752,027	1,014,055	1,134,142
Furniture	235,097	241,491	279,816
Leasehold improvements	191,845	276,403	201,267
Construction-in-process	46,350	34,550	202,060

	1,776,715	2,177,922	2,511,957
Less accumulated depreciation and amortization	(966,197)	(1,418,914)	(1,495,649)

Property and equipment, net	$810,518	$759,008	$1,016,308

          Depreciation expense for property and equipment was $345,934, $368,861, $341,746, $172,160 and $192,257 for the years ended December 31, 2002, 2003, 2004 and for the six months ended June 30, 2004 and June 30, 2005, respectively.

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,
			June 30,
	2003	2004	2005

			(Unaudited)
Field equipment	$63,180	$1,154,378	$2,699,791
Less accumulated depreciation	(1,937)	(113,115)	(281,184)

Property and equipment, net	$61,243	$1,041,263	$2,418,607

          Depreciation expense for field equipment was $-0-, $1,937, $111,179, $40,140 and $168,067 for the years ended December 31, 2002, 2003, 2004 and for the six months ended June 30, 2004 and June 30, 2005, respectively.
          The Company provides for depreciation and amortization by charges to operations on a straight-line basis over the estimated useful life of the property and equipment and field equipment as follows:

Estimated
Useful Life

Computer and office equipment	3 years
Machinery, equipment and tooling	5 years
Furniture	7 years
Leasehold improvements	Lesser of 5 years or life of lease
Field equipment	5 years
          Construction-in-process consists of machinery and equipment that has not yet been placed into service.

Fair Value of Financial Instruments
          The estimated fair market values of the Company’s financial instruments, which include cash and cash equivalents, marketable securities, accounts receivable, notes receivable from stockholders, accounts payable and long-term debt approximate their carrying values. The Company estimated the fair value of its long-term debt based upon market interest rates.

Revenue Recognition
          The Company recognizes revenues from product sales and services when earned in accordance with Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, and EITF 00-21, Revenue Arrangements with Multiple Deliverables. Revenues are recognized when: (a) there is persuasive evidence of an arrangement, (b) the product has been shipped or services and supplies have been provided to the customer, (c) the sales price is fixed or determinable and (d) collection is reasonably assured. Sales are structured as direct product sales, short or long-term rental arrangements or a disposables-based program in which a customer acquires the equipment through the purchase of a specific quantity of cartridges over a specific period of time.
          The Company recognizes revenues from direct product sales at the later of the time of shipment or, if applicable, delivery in accordance with contract terms. The Company recognizes revenues derived from short or long-term rental arrangements on a straight-line basis. Rental arrangements which combine the use of a system with a specified number of disposable products supplied to customers for a fixed amount per month, are recognized on a monthly basis in accordance with agreed upon contract terms and pursuant to a binding customer purchase order with fixed payment terms.

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          Under a disposables-based program, the customer is granted the right to use the equipment for a period of time, during which the customer commits to purchase a minimum number of cartridges at a price that includes a premium above the otherwise average selling price of the cartridge to recover the purchase of the equipment and provide for a profit. Upon reaching the contractual minimum purchases, ownership of the equipment transfers to the customer. If the customer fails to fulfill its purchase obligations, the Company recovers the equipment and no refund or other consideration is due to the customer. Revenues under these arrangements are recognized over the term of the arrangement as cartridges are delivered. The Company records the cost of the equipment in inventory and amortizes the cost of the equipment through charges to cost of sales consistent with the customer’s minimum purchase requirement.
          When the Company enters into a multiple-element arrangement, it allocates the total fee to all elements of the arrangement based on their respective fair values. Fair value is determined by the price charged when each element is sold separately. The Company’s most common multiple-element arrangements are products sold under a disposables-based program as described above. The Company accounts for the disposables-based program as a single economic transaction and has determined that it does not have a basis to separate the transaction into multiple elements to recognize revenue at the time of shipment of each element. Rather, the Company recognizes revenue related to all elements over the term of the arrangement as the disposables are delivered.
          The Company provides training, technical support and warranty services to its customers. The Company recognizes training revenue when the related services are performed. In the case of extended warranty, the revenue is recognized ratably over the warranty period.

Warranty
          For a period of one year following the delivery of products to its customers, the Company provides for product repair or replacement if it is determined that there is a defect in material or manufacture of the product. The Company accrues estimated warranty costs at the time of delivery based on contractual rights and historical experience. The warranty allowance and related activity is as follows:

	Balance at
	Beginning			Balance at
	of Period	Provision	Usage	End of Period

Year Ended December 31, 2003	$—	$9,525	$—	$9,525
Year Ended December 31, 2004	9,525	37,941	(12,065)	35,401
Six Months Ended June 30, 2005 (unaudited)	$35,401	$87,630	$(37,465)	$85,566

Distribution Expenses
          Distribution expenses consist of the costs incurred in shipping products to customers and are charged to operations as incurred. Prior to 2004, the Company did not charge any distribution costs to its customers. Starting in 2004, shipping and handling costs charged to customers are included in revenues, and totaled $25,754 for the year ended December 31, 2004 and $1,698 and $19,818 for the six months ended June 30, 2004 and June 30, 2005, respectively.

Research and Development Costs
          Research and development costs are charged to operations as incurred.

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Comprehensive Income (Loss)
          SFAS No. 130, Reporting Comprehensive Income, requires disclosure of all components of comprehensive income (loss) on an annual and interim basis. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive loss consists of foreign currency translation adjustments and unrealized gains from available-for-sale securities and is disclosed separately in the consolidated statements of stockholders’ equity (deficit).
          The components of accumulated other comprehensive income (loss) are as follows:

	December 31,
			June 30,
	2003	2004	2005

			(Unaudited)
Foreign currency translation adjustments	$(21,098)	$98,811	$(25,273)
Unrealized gain on marketable securities	—	24,000	—

Total	$(21,098)	$122,811	$(25,273)

Stock-Based Compensation
          The Company accounts for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation expense is recorded for stock options awarded to employees and directors to the extent that the option exercise price is less than the fair market value of the Company’s common stock on the date of grant, where the number of shares and exercise price are fixed. The difference between the fair value of the Company’s common stock and the exercise price of the stock option, if any, is recorded as deferred compensation and is amortized to compensation expense over the vesting period of the underlying stock option. The Company follows only the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation for stock-based awards to employees. All stock-based awards to nonemployees are accounted for at their fair value in accordance with SFAS No. 123 and related interpretations.
          Options granted to employees have been valued for disclosure purposes using the minimum value method. The weighted-average assumptions used are as follows:

	December 31,			June 30,

	2002	2003	2004	2004	2005

(Unaudited)
Risk-free interest rate	3.75%-4.10%	2.91%-4.05%	4.65%-5.2%	4.65%-4.99%	4.52%-4.68%
Expected dividend yield	—	—	—	—	—
Expected lives	7 years	7 years	7 years	7 years	7 years
Expected volatility	—	—	—	—	—

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          The effect of expensing the fair value of employee stock options, consistent with SFAS No. 123 would have been as follows:

	December 31,			June 30,

	2002	2003	2004	2004	2005

				(Unaudited)
Net loss as reported	$(10,980,023)	$(10,208,499)	$(14,841,681)	$(7,094,207)	$(10,515,785)
Add: Actual expense recorded under APB No. 25	—	—	11,908	—	35,723
Less: Pro forma SFAS No. 123 expense	(194,269)	(241,219)	(301,430)	(139,751)	(280,031)

Pro forma net loss	$(11,174,292)	$(10,449,718)	$(15,131,203)	$(7,233,958)	$(10,760,093)

Net loss per share — as reported	$(4.66)	$(4.10)	$(5.81)	$(2.77)	$(4.10)
Net loss per share — pro forma	$(4.75)	$(4.20)	$(5.92)	$(2.83)	$(4.20)
          The aggregate fair value of options granted to employees during the years ended December 31, 2002, 2003 and 2004 was approximately $483,000, $195,000 and $963,000, respectively, and was approximately $288,000 and $757,000 for the six months ended June 30, 2004 and 2005, respectively. The weighted-average fair value of options granted to employees during the years ended December 31, 2002, 2003 and 2004 was $0.94, $0.85 and $2.07 per share, respectively, and was $1.60 and $2.67 per share for the six months ended June 30, 2004 and 2005, respectively.

Net Loss Per Share
          The Company calculates net loss per share in accordance with SFAS No. 128, Earnings per Share, and EITF 03-6, Participating Securities and the Two Class Method under FASB Statement No. 128, Earnings per Share (EITF 03-6). EITF 03-6 clarified the use of the “two-class” method of calculating earnings per share as originally prescribed in FAS No. 128. Effective for periods beginning after March 31, 2004, EITF 03-6 provides guidance on how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing earnings per share. The Company has determined that its redeemable preferred stock represents a participating security because it may participate in dividends with common stock and, therefore, has adopted the provisions of EITF 03-6 retroactively for all periods presented.

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          Net loss per share is calculated based on the weighted-average number of shares of common stock outstanding, excluding unvested shares of restricted common stock. Common equivalent shares from stock options and warrants have been excluded from the computation of diluted net loss per share because their effect is antidilutive in all periods presented. At December 31, 2002, 2003 and 2004, and June 30, 2004 and 2005, the number of common equivalent shares from stock options, warrants, redeemable convertible preferred stock and unvested restricted common stock excluded from the computation were as follows:

	December 31,			June 30,

	2002	2003	2004	2004	2005

				(Unaudited)
Stock options	1,084,480	1,290,817	1,690,561	1,404,631	1,960,542
Warrants	114,856	130,165	203,625	130,165	203,625
Redeemable convertible preferred stock	5,764,945	7,717,172	10,165,879	7,717,172	10,165,879
Unvested restricted common stock	97,183	16,625	402	2,333	34

Total	7,061,464	9,154,779	12,060,467	9,254,301	12,330,080

Income Taxes
          The Company accounts for federal and state income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method specified by SFAS No. 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates. The Company’s provision for income taxes represents the amount of taxes currently payable, if any, plus the change in the amount of net deferred tax assets or liabilities. A valuation allowance is provided against net deferred tax assets if recoverability is uncertain on a more likely than not basis.

Recent Accounting Pronouncements
          In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123-R), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123-R requires companies to measure compensation costs for share-based payments to employees, including stock options, at fair value and expense such compensation over the service period beginning with the first annual period after December 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company expects to adopt SFAS 123-R in the first quarter of fiscal 2006. Under SFAS No. 123-R, companies must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include prospective and retroactive adoption options. Management is evaluating the requirements of SFAS 123-R and cannot currently estimate the future effects of adopting this new guidance.

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Lease Commitments
          The Company has a facility lease for its subsidiary that expires in July 2006. The Company also has a facility lease for its corporate headquarters and principal operating activities that expires in February 2006 with a five year renewal option. The future minimum payments under the Company’s leases as of December 31, 2004 are approximately as follows:

Year ending December 31,	Amount

2005	$564,000
2006	116,000

$680,000

          Rental expense charged to operations in 2002, 2003 and 2004 was approximately $487,000, $508,000 and $510,000, respectively. Rental expense charged to operations was approximately $228,000 and $202,000 for the six months ended June 30, 2004 and 2005, respectively. In May 2005, the Company renewed its corporate facility lease agreement through 2012 with annual commitments ranging from $463,000 to $558,000. As part of the Company’s corporate facility lease agreement, the Company paid a security deposit of $450,000 in 2004, which amount was reduced to $242,500 as of June 30, 2005. This amount is included in other assets in the accompanying consolidated balance sheets.

4.	Income Taxes
          A summary of the Company’s deferred tax assets and liabilities is as follows:

	December 31,

	2003	2004

Net operating loss carryforwards	$15,518,000	$21,460,000
Capitalized start-up costs	1,397,000	932,000
Research and development credits	2,136,000	2,699,000
Other	254,000	355,000

Gross deferred tax asset	19,305,000	25,446,000
Less valuation allowance	(19,305,000)	(25,446,000)

Net deferred tax asset	$—	$—

          As of December 31, 2004, the Company had federal and state net operating loss carryforwards of approximately $51,802,000 available to offset future taxable income, if any. As of December 31, 2004, the Company also had research and development credit carryforwards of approximately $2,699,000 available to offset future tax obligations, if any. A full valuation allowance has been recorded in the accompanying financial statements to offset the Company’s deferred tax assets because the future realizability of such assets is uncertain. The net operating loss carryforwards and the research and development credit carryforwards expire through 2024 and are subject to review and possible adjustment by the Internal Revenue Service (IRS). In addition, the occurrence of certain events, including significant changes in ownership interests, may limit the amount of the net operating loss carryforwards available to be used in any given year.

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          A reconciliation of the federal statutory rate to the Company’s effective tax rate is as follows:

	December 31,

	2003	2004

Federal statutory benefit rate	34.0%	34.0%
Increase in rate resulting from:
Research and development credits	2.8	2.5
Decrease in rate resulting from:
Increase in valuation allowance	(34.3)	(35.1)
Other	(2.6)	(1.2)

Effective tax benefit rate	—%	—%

5.	Financing Arrangements

Equipment Lease Line of Credit
          On May 22, 2000, the Company entered into an equipment lease line of credit agreement that permits borrowings of up to $1.0 million to finance the purchase of equipment. The Company has borrowed approximately $473,000, of which approximately $29,000 was outstanding at December 31, 2004. The leases bear interest at 12.77% per annum and were paid in full in March 2005. Additionally, the Company issued the lender warrants to purchase 3,537 shares of Series C redeemable convertible preferred stock (Series C Preferred Stock) at an exercise price of $5.21 per share in connection with the borrowings under this lease line of credit. The fair value of these warrants of $3,277 was determined using the Black-Scholes option-pricing model, and an estimated volatility factor of 85% and was recorded as interest expense during 2000 (see Note 6).

Revolving Loan
          In September 2002, the Company entered into a financing agreement with a bank that provides the Company a revolving loan commitment of up to $5.0 million. The Company never borrowed under this agreement, which expired as of September 2003.
          In connection with the revolving loan agreement, the Company issued the bank a warrant to purchase 20,938 shares of Series E redeemable convertible preferred stock (Series E Preferred Stock) at an exercise price of $5.97 per share. The Company estimated the value of the warrants at $94,000 using the Black-Scholes option-pricing model and an estimated volatility factor of 85%. This amount was recorded as additional interest expense.

Debt
          In December 2004, the Company entered into a debt agreement in the principal amount of $5 million, which is payable monthly over a three-year term and is secured by all the assets of the Company. Interest accrues at a rate of 7.0% annually and monthly principal and interest payments are made in advance. In addition, a final interest payment of $650,000 is due at the maturity date in December 2007, or if the loan is prepaid in advance. This additional interest payment is accrued on a monthly basis using the interest method over the 36-month life of the loan and is included in accrued expenses.
          In connection with the agreement, the Company issued the lender a warrant to purchase 82,416 shares of Series F redeemable convertible preferred stock (Series F Preferred Stock) at an exercise price of $7.28 per share. The Company estimated the value of the warrant at $422,500 using the Black-Scholes option-pricing model with an estimated volatility factor of 85%. This amount was recorded as

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
original issue debt discount and is being amortized as additional interest expense over the three year life of the loan.

Future Maturities
          Annual maturities of principal under the Company’s debt obligations and a reconciliation to amounts included in the consolidated balance sheet as of December 31, 2004 are as follows:

Amount

Year ending December 31,
2005	$1,448,165
2006	1,654,313
2007	1,773,904

Total future principal payments	4,876,382
Less unamortized original issue debt discount	(422,500)

4,453,882
Less current portion of long-term debt	1,448,165

Long-term debt	$3,005,717

6.	Redeemable Preferred Stock and Stockholders’ Equity (Deficit)

Preferred Stock
          The Company has authorized preferred stock, $.001 par value per share, of which 1,875,000 shares are designated as Series B redeemable convertible preferred stock (Series B Preferred Stock), 1,155,169 shares are designated as Series C Preferred Stock, 5,011,173 shares are designated as Series D redeemable preferred stock (Series D Preferred Stock), 2,690,846 shares are designated as Series E Preferred Stock, and 2,829,671 shares are designated as Series F Preferred Stock.
          During 1999, the Company sold 1,875,000 shares of Series B Preferred Stock at $2.67 per share, resulting in net proceeds of $4,968,250. Upon the closing of the Series B Preferred Stock financing, all shares of the Company’s Series A Preferred Stock converted into an equal number of shares of the Company’s common stock.
          On January 22, 2000, the Company sold 1,151,632 shares of Series C Preferred Stock at $5.21 per share, resulting in net proceeds of $5,957,891. On May 21, 2001, the Company sold 4,857,622 shares of Series D Preferred Stock at $5.97 per share, resulting in net proceeds of $24,218,379. On April 15, 2003, the Company sold 2,669,908 shares of Series E Preferred Stock at $5.97 per share, resulting in net proceeds of $15,892,537. On August 18, 2004, the Company sold 2,747,253 shares of Series F Preferred Stock at $7.28 per share, resulting in net proceeds of $19,969,522.
          The rights, preferences and privileges of the Series B, Series C, Series D, Series E and Series F Preferred Stock are listed below:

Dividends
          No dividends have been declared by the Board of Directors and dividends are not cumulative. If dividends are declared, holders of Series B, Series C, Series D, Series E and Series F Preferred Stock shall be entitled to receive, before any cash dividends are declared for common stock, dividends at an

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
annual rate of 7% of their original issue price ($2.67, $5.21, $5.97, $5.97, and $7.28, respectively), as adjusted for certain dilutive events, as defined.

Voting Rights
          The preferred stockholders are entitled to vote on all matters with the common stockholders as if they were one class of stock. Limited special voting rights apply to the Series D, E and F Preferred Stock. The preferred stockholders are entitled to the number of votes equal to the number of shares of common stock into which each share of the Series B, Series C, Series D, Series E and Series F Preferred Stock is then convertible. For so long as at least 100,000 shares of Series B, Series C, Series D, Series E and/or Series F Preferred Stock remain outstanding, the vote of at least two-thirds of the outstanding shares of preferred stock is required to effect or validate certain material corporate transactions and equity issuances defined in the Company’s Certificate of Incorporation, as amended and restated.

Liquidation Rights
          In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, as defined, the holders of the Preferred Stock then outstanding will be entitled to be paid an amount equal to the original issue price per share, plus any dividends declared but unpaid on such shares prior to any payment to common stockholders. Amounts remaining after the preference payments to the holders of Series B, Series C, Series D, Series E and Series F Preferred Stock, if any, will be shared on a proportional basis among all stockholders, including the preferred stockholders, whose portion will be determined based on the number of shares of common stock into which the Preferred Stock is then convertible.
          Upon the closing of a sale of substantially all the assets of the Company or an acquisition of the Company, in which the total consideration per share to be received by the holders of Series F Preferred Stock is less than 1.7 times the effective Series F Preferred Stock conversion price, then the Series F Preferred Stock conversion price shall be reduced to the higher of (a) the total consideration per share to be received by the holders of the Series F Preferred Stock divided by 1.7, and (b) $8.16. The potential reduction in the conversion price of the Series F Preferred Stock described above represents a contingent beneficial conversion feature which, if applicable at the time of conversion, may result in the recognition of a dividend to holders of Series F Preferred Stock to the extent the conversion price is less than $9.96 per share.

Conversion
          Each share of Preferred Stock is convertible, at any time and at the option of the holder, into .7312 fully paid and nonassessable share of common stock, adjusted for certain dilutive events, as defined. In addition, all shares of Series B, Series C, Series D, Series E and Series F Preferred Stock will be automatically converted into shares of common stock upon the vote of holders of at least 70% of the outstanding shares of Preferred Stock voting together as a class, or immediately upon the closing of an underwritten public offering in which the aggregate net proceeds to the Company are not less than $20 million.
          In the event of an initial public offering in which the price per share is less than $16.93, the number of shares of common stock into which the outstanding shares of Series F Preferred Stock will convert will increase based on the actual initial public offering price up to a maximum of an additional 439,925 shares. Based upon this potential conversion price, a contingent beneficial feature is included in the Series F Preferred Stock. Pursuant to the guidance of EITF 98-5, the Company will account for this contingent beneficial conversion feature as a dividend to the holders of Series F Preferred Stock when and if the contingency is resolved. Based on the value of the Company’s common stock on the commitment

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
date of the issuance of the Series F Preferred Stock, the maximum amount of the dividend approximates $2,400,000.

Redemption Rights
          The Series B, Series C, Series D, Series E and Series F Preferred Stock is subject to redemption after May 1, 2007, upon written request of 70% of the holders of the outstanding shares of Preferred Stock voting together as a class. Upon such a request, the Company is required to redeem, subject to certain conditions, all of the Series B, Series C, Series D, Series E and Series F Preferred Stock at their original issue price of $2.67, $5.21, $5.97, $5.97 and $7.28 per share, respectively, plus any accrued but unpaid dividends.

Common Stock
          The Company has 20,000,000 authorized shares of common stock. The Company has reserved 10,369,526 shares of common stock for issuance upon conversion of preferred stock and 2,231,660 shares for issuance upon exercise of options to purchase common stock outstanding at June 30, 2005.

Warrants
          Outstanding warrants at June 30, 2005 are as follows (unaudited):

	Series C	Series D	Series E	Series F
	Preferred	Preferred	Preferred	Preferred

Shares	3,537	153,551	20,938	82,416
Exercise price	$5.21	$5.21	$5.97	$7.28
Expiration date	5/22/07-8/28/08	11/22/05	9/26/09	12/23/11
          Upon the reverse stock split of 1 share for every 1.376 shares of common stock outstanding, these preferred warrants will convert, upon exercise, into 203,625 shares of common stock at a weighted-average exercise price of $7.58 per share.

Notes Receivable from Stockholders
          During 1999 and 2000, the Company entered into note agreements with four officers of the Company totaling $289,615. These full recourse notes were issued in connection with the exercise of stock options by the officers and accrued interest at a range of 5.2% to 5.5%. The notes contained a 25% recourse provision and were secured by 476,776 shares of the Company’s common stock held by the officers upon exercise of the stock options. In 2004, these notes were cancelled by the Company and the amount of the notes was charged to compensation expense.

7.	Stock Options
          The Company maintains the 1999 Stock Option and Grant Plan (the Plan), which provides for the granting of incentive stock options (ISOs) and nonqualified stock options to employees, officers, directors, advisors, and consultants of the Company. As of June 30, 2005, the Company has authorized 2,785,009 shares of common stock for issuance under the Plan. At June 30, 2005, there are 269,214 shares available for future grant under the Plan.
          The Company was organized in December 1988 as a spin-off of VascA, Inc. In connection with the spin-out and prior to the adoption of the Plan, the Company issued non-qualified options to purchase 55,241 shares of common stock to VascA option holders in connection with the spin-out in December 1998. At June 30, 2005, options to purchase 51,004 shares remain outstanding.

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          ISOs may be granted only to employees, while nonqualified stock options may be granted to officers, employees, consultants and advisors of the Company. The Board determines the option exercise price for incentive and nonqualified stock options, grants, and in no event are the option exercise prices of an incentive stock option less than 100% of the fair market value of common stock at the time the option is granted, or less than 110% of the fair market value of the common stock in the event that the employee owns 10% or more of the Company’s capital stock. All stock options issued under the Plan expire 10 years from the date of grant. All stock options issued under the Plan are exercisable upon the date of grant into restricted common stock, which vests over a period of four years.
          The Company accounts for stock options and awards issued to nonemployees using the fair value method prescribed by SFAS No. 123. During 2002, the Company granted a consultant options to purchase 47,528 shares of common stock at an exercise price of $4.10 per share which vested over a four year period. During 2004, the unvested portion was determined to have increased in fair market value resulting in additional compensation expense of approximately $76,000 which will be recognized over the remaining vesting term of the option.
          During 2004, the Company granted a consultant options to purchase 14,624 shares of common stock at an exercise price of $5.47 per share. The Company calculated the fair value of these options using the Black-Scholes option-pricing model and a volatility factor of 85%, which resulted in a fair value of approximately $83,000 that will be recorded as compensation expense over the four-year vesting term of the options. During the six months ended June 30, 2005, the Company granted a consultant options to purchase 5,849 shares of common stock at an exercise price of $6.84 per share. The Company calculated the fair value of these options using the Black-Scholes option-pricing model and a volatility factor of 85%, which resulted in a fair value of approximately $35,000 that will be recorded as compensation expense over the four-year vesting term of the options.

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          A summary of all stock option activity is as follows:

			Weighted-
			average
	Number of	Exercise Price	Exercise Price
	Shares	per Share	per Share

Outstanding at December 31, 2001	585,852	$0.34-$3.76	$2.99
Granted	557,796	$4.10	$4.10
Exercised	(6,812)	$1.19-$4.10	$4.06
Cancelled	(52,356)	$0.37-$4.10	$3.52

Outstanding at December 31, 2002	1,084,480	$0.34-$4.10	$3.53
Granted	232,519	$4.10	$4.10
Exercised	(4,579)	$1.37-$4.10	$2.86
Cancelled	(21,603)	$1.37-$4.10	$3.72

Outstanding at December 31, 2003	1,290,817	$0.34-$4.10	$3.63
Granted	487,879	$4.10-$6.84	$4.90
Exercised	(1,453)	$2.74-$4.10	$3.62
Cancelled	(86,682)	$2.74-$5.47	$4.18

Outstanding at December 31, 2004	1,690,561	$0.34-$6.84	$3.97
Granted (unaudited)	284,605	$6.84-$8.55	$7.15
Cancelled (unaudited)	(14,624)	$6.84	$6.84

Outstanding at June 30, 2005 (unaudited)	1,960,542	$0.34-$8.55	$4.42

Vested at December 31, 2004	865,116	$0.34-$4.10	$3.43

Vested at June 30, 2005 (unaudited)	1,056,019	$0.34-$5.47	$3.60

	Shares Subject to Outstanding Options		Vested Options

	Number at	Weighted-average	Number at
	December 31,	Remaining Contractual	December 31,
Exercise Price	2004	Life (in years)	2004

$0.34 - $0.55	107,283	4.3	107,283
$1.37	2,924	5.4	2,924
$2.74 - $4.10	1,356,758	7.7	754,909
$5.47 - $6.84	223,596	9.4	—

	1,690,561	7.7	865,116

	Number at	Weighted-average	Number at
	June 30,	Remaining Contractual	June 30,
	2005	Life (in years)	2005

	(unaudited)	(unaudited	(unaudited)

$0.34 - $0.55	107,283	3.8	107,283
$1.37	2,924	4.9	2,924
$2.74 - $4.10	1,356,758	7.2	898,196
$5.47 - $8.55	493,577	9.3	47,616

	1,960,542	7.5	1,056,019

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          All stock option grants during each of the three years ended December 31, 2004 were made with exercise prices equal to or greater than the then fair value of the Company’s common stock.
          With the exception of one grant of stock options to a newly hired executive officer on October 25, 2004, see further details below, all stock option grants during each of the three years ended December 31, 2004 were made with exercise prices equal to or greater than the then fair value of the Company’s company stock.
          Since July 1, 2004, or for the period at least twelve months prior to the filing of this registration statement, the Company granted stock options with exercise prices as follows:

		Weighted-	Fair Value
	Number of	average	Determined
	Options	Exercise	Through	Intrinsic	Deferred
Option Grants	Granted	Price	Valuations	Value	Compensation

Quarter Ended September 30, 2004	22,482	$5.47	$5.47	$—	$—
Quarter Ended December 31, 2004	263,430	4.66	5.54	1.37	285,780
Quarter Ended March 31, 2005 (unaudited)	244,578	6.92	5.83	—	—
Quarter Ended June 30, 2005 (unaudited)	40,027	8.55	6.17	—	—

	570,517				$285,780

          The intrinsic value per share of each stock option grant is recorded as deferred compensation and recognized as compensation expense ratably over the applicable vesting period. The Company determined the fair value of the common stock retrospectively as of the first grant date during the period, August 24, 2004, based on a number of factors, including independent valuation analyses. This date coincides with the most recent preferred stock issuance by the Company. See Note 6. The fair value of the common stock at all other dates was determined by management on a retrospective basis. In determining the fair value of its common stock, the Company used methodologies and approaches that it believes are consistent with the recommendations in the AICPA’s Technical Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”
          As mentioned above, the Plan allows employees to exercise stock options into shares of restricted common stock prior to their vesting date. Once exercised, the restricted shares of common stock are subject to a vesting schedule such that 25% vest one year from the grant date of the options and 75% vest monthly over a three-year period thereafter. In the event that an employee is terminated prior to the full vesting of the restricted common stock, the Company has the option to repurchase any unvested shares at the original issuance price. To date, stock options to purchase 610,384 shares of restricted stock have been exercised, of which 610,350 shares were vested at June 30, 2005 and 34 shares were subject to repurchase by the Company. The repurchase right in favor of the Company terminates upon the closing of the initial public offering.

8.	Related-Party Transactions
          The owner of one of the Company’s vendors is a member of the Company’s Board of Directors. During 2002, 2003 and 2004, the Company purchased approximately $61,000, $41,000 and $232,000, respectively, of goods and services from this related party and for the six months ended June 30, 2004 and

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2005, the Company purchased approximately $36,000 and $328,000, respectively, of goods and services from this related party.

9.	Employee Benefit Plan
          The Company has a 401(k) retirement plan (the 401(k) Plan) for the benefit of eligible employees, as defined. Each participant may elect to contribute up to 25% of his or her compensation to the 401(k) Plan each year, subject to certain IRS limitations. The Company contributes 100% of the first 3% of the employee’s contribution and 50% of the next 2% of the employee’s contribution. The Company contributed $182,131, $186,364 and $213,930 to the 401(k) Plan in 2002, 2003 and 2004, respectively, and contributed $100,909 and $161,409 during the six months ended June 30, 2004 and 2005, respectively.

10.	Segment and Enterprise Wide Disclosures
          SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment. All revenues were generated in the U.S. and substantially all assets are located in the U.S.
          The Company sells products into two markets, critical care and chronic. The critical care market consists of hospitals or facilities that treat patients that have suddenly and possibly temporarily, lost kidney function. The chronic market consists of dialysis centers and hospitals that provide treatment options for patients that have End Stage Renal Disease (ESRD). Revenues for the years ended 2002, 2003 and 2004 and for the six months ended June 30, 2004 and 2005 into these markets are were as follows:

	December 31,			June 30,

	2002	2003	2004	2004	2005

				(Unaudited)
Critical care market	$—	$268,576	$1,332,053	$550,951	$1,470,819
Chronic market	29,524	17,378	552,516	165,130	966,356

Total	$29,524	$285,954	$1,884,569	$716,081	$2,437,175

          The following table summarizes the number of customers who individually comprise greater than 10% of total revenue and/or total accounts receivable and their aggregate percentage of the Company’s total revenue and gross accounts receivable:

			Accounts Receivable
	Revenue
				Percent of Total
	Number of	Percent of	Number of	Accounts
	Customers	Total Revenue	Customers	Receivable

December 31, 2003	2	63%	1	44%
December 31, 2004	3	37%	3	35%
June 30, 2005 (unaudited)	1	12%	—	—

11.	Allowance for Doubtful Accounts
          The Company reduces gross trade accounts receivable with an allowance for doubtful accounts. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
accounts on a monthly basis and all past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance after significant collection efforts have been made and potential for recovery is considered remote. Provisions for allowance for doubtful accounts are recorded in general and administrative expenses.
          Below is a summary of the changes in the Company’s allowance for doubtful accounts for the years ended December 31, 2002, 2003 and 2004 and for the six months ended June 30, 2005.

	Balance at			Balance at
	Beginning of Period	Expense	Write-Offs	End of Period

Year Ended December 31, 2002	$—	$9,599	$—	$9,599
Year Ended December 31, 2003	9,599	—	—	9,599
Year Ended December 31, 2004	9,599	24,750	(12,416)	21,933
Six Months Ended June 30, 2005 (unaudited)	$21,933	$15,750	$(9,667)	$28,016

12.	Accrued Expenses
          Accrued expenses consist of the following:

	December 31,
			June 30,
	2003	2004	2005

			(Unaudited)
Payroll and related	$122,810	$172,271	$372,146
Warranty	9,525	35,401	85,566
Deferred rent	74,325	46,446	83,131
Accrued research and development expenses	359,107	398,034	93,058
Accrued general and administrative expenses	94,500	255,295	628,772
Accrued selling and marketing expenses	37,278	112,979	195,787

	$697,545	$1,020,426	$1,458,460

13.	Quarterly Financial Data (unaudited)

Year Ended December 31, 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total revenue	$13,980	$20,794	$58,385	$192,795
Gross profit (deficit)	(171,006)	(190,467)	(184,386)	(108,558)
Net loss	(2,474,223)	(2,601,896)	(2,424,531)	(2,707,849)

Net loss per common share:
Basic and diluted	$(1.00)	$(1.04)	$(0.96)	$(1.07)

Year Ended December 31, 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total revenue	$262,262	$453,819	$441,940	$726,548
Gross profit (deficit)	(240,345)	(390,964)	(463,605)	(459,349)
Net loss	(3,648,561)	(3,445,647)	(3,631,599)	(4,115,875)

Net loss per common share:
Basic and diluted	$(1.43)	$(1.35)	$(1.42)	$(1.60)

NXSTAGE MEDICAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Subsequent Events
          On July 8, 2005, the Company filed an amended and restated certificate of incorporation to (a) increase the number of authorized shares of preferred stock to 15,759,660 shares and (b) designate 2,197,801 shares of Series F-1 Preferred Stock with rights and preferences similar to those of the Series F Preferred Stock described in Note 6 to the financial statements. In July 2005, the Company sold 2,197,801 shares of Series F-1 Preferred Stock in a private placement at $7.28 per share for gross proceeds of approximately $16 million. In the event of an initial public offering in which the per share price is less than $14.93 per share, the number of shares of common stock into which the outstanding Series F-1 Preferred Stock will convert will increase based on the actual initial public offering price up to a maximum of an additional 351,940 shares. Based upon this potential conversion price, a contingent beneficial conversion feature is included in the Series F-1 Preferred Stock. Pursuant to the guidance of EITF 98-5, the Company will account for this contingent beneficial conversion feature as a dividend to the holders of Series F-1 Preferred Stock when and if the contingency is resolved. Based on the value of the Company’s common stock on the commitment date of the issuance of the Series F-1 Preferred Stock, the maximum amount of the dividend approximates $3,000,000.
          On September 7, 2005, the Board of Directors adopted and on September 14, 2005 the stockholders approved, an increase of 1,300,000 shares to the number of shares reserved under the 1999 Stock Option and Grant Plan. On September 19, 2005, the Company filed an amendment to its restated certificate of incorporation to increase the number of authorized shares of common stock to 30,000,000 shares.
          On September 15, 2005, the Board of Directors approved, and on October 14, 2005 the stockholders approved, a one-for-1.3676 reverse stock split of the outstanding shares of common stock and an adjusted conversion of Series B, Series C, Series D, Series E, Series F and Series F-1 redeemable convertible preferred stock to reflect the one-for-1.3676 reverse stock split of the common stock. All share and per share amounts for all periods have been retroactively adjusted for the 1-for-1.3676 reverse stock split.
          On October 7, 2005, the Board of Directors approved and on October 14, 2005 the stockholders approved the following:

•	an increase to the authorized shares of common stock to 100,000,000;

•	5,000,000 shares authorized as undesignated preferred stock;

•	the 2005 Stock Incentive Plan; and

•	the 2005 Employee Stock Purchase Plan.

Introducing
a new choice in
critical care:
Simplicity
NxSTAGE

          Through and including                           , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
5,500,000 Shares
NxStage Medical, Inc.
Common Stock

PROSPECTUS

Merrill Lynch & Co.
Thomas Weisel Partners LLC
William Blair & Company
JMP Securities
                          , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
          The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by NxStage. All amounts are estimates, other than the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee:

SEC registration fee	$11,167
NASD filing fee	9,488
Nasdaq National Market listing fee	100,000
Printing and engraving expenses	200,000
Legal fees and expenses	750,000
Accounting fees and expenses	400,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous	265,000

Total	$1,740,655

Item 14.	Indemnification of Directors and Officers.
          Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. We have included such a provision in our Restated Certificate of Incorporation.
          Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.
          Our Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to NxStage or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

These provisions are permitted under Delaware law. Our Amended and Restated Bylaws provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

•	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our Board of Directors; and

•	we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.
          The indemnification provisions contained in our Restated Certificate of Incorporation and Amended and Restated Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.
          In addition, we maintain insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15.	Recent Sales of Unregistered Securities.
          Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by the Registrant within the past three years. Also included is the consideration, if any, received by the Registrant for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

(1)	On September 26, 2002, the Registrant issued a warrant to Comerica Bank — California, assigned to Comerica Incorporated to purchase 20,938 shares of Series E Preferred Stock at an exercise price of $5.97 per share. Upon the closing of this offering, this warrant will become exercisable for 15,309 shares of common stock at an exercise price of $8.16.

(2)	On April 15, 2003, the Registrant issued an aggregate of 2,669,908 shares of Series E Preferred Stock to a group of 20 investors at a price of $5.97. Upon the closing of this offering, these shares will convert into 1,952,227 shares of common stock. The investors consisted of David Utterberg, Sprout Capital VIII, L.P., Sprout Capital IX, L.P., Sprout Capital VII, L.P., DLJ Capital Corporation, DLJ ESC II, L.P., Sprout Venture Capital L.P., Sprout IX Plan Investors, LP, The Sprout CEO Fund, L.P., Sprout Entrepreneurs Fund, L.P., Atlas Venture Fund V, L.P., Atlas Venture Fund III, L.P., Atlas Venture Parallel Fund V-A, C.V., Atlas Venture Parallel Fund V-B, C.V., Atlas Venture Entrepreneurs’ Fund V, L.P., Atlas Venture Entrepreneurs’ Fund III, L.P., Weiss, Peck & Greer Venture Associates IV, L.L.C., WPG Enterprise Fund III, L.L.C., Weiss, Peck & Greer Venture Associates IV Cayman, L.P., BCVF IV, L.P. and Paul Brown.

(3)	On August 18, 2004, the Registrant issued and sold an aggregate of 2,747,253 shares of its Series F Preferred Stock to a group of 23 investors. Upon the closing of this offering, assuming an initial public offering price of $11.50, these shares will convert into 2,448,707 shares of common stock. The investors consisted of David Utterberg, Sprout Capital VIII, L.P., Sprout Capital IX, L.P., Sprout Plan Investors, LP, Sprout Venture Capital L.P., Sprout IX Plan Investors, LP, DLJ Capital Corporation, Sprout Entrepreneurs Fund, L.P., Atlas Venture Fund V, L.P., Atlas Venture Fund III, L.P., Atlas Venture Parallel Fund V-A, C.V., Atlas Venture Parallel Fund V-B, C.V., Atlas Venture Entrepreneurs’ Fund V, L.P., Atlas Venture Entrepreneurs’ Fund III, L.P., Weiss, Peck & Greer Venture Associates IV, L.L.C., WPG Enterprise Fund III, L.L.C., Weiss, Peck & Greer Venture Associates IV Cayman, L.P., Marubeni Corporation, Marubeni America Corporation, BVCF IV, L.P., CSFB Fund Co-Investment Program, L.P., Wasatch Funds, Inc. for Wasatch Ultra Growth Fund and Paul Brown.

(4)	On December 23, 2004, the Registrant issued and sold warrants to purchase an aggregate of 82,416 shares of Series F Preferred Stock at an exercise price of $7.28 per share to Lighthouse Capital Partners V, L.P. and Lighthouse Capital Partners IV, L.P. Assuming an initial public offering price of $11.50, upon the closing of this offering, these shares will be convertible into 73,460 shares of common stock at an exercise price of $9.96.

(5)	On July 8, 2005 and July 15, 2005, the Registrant issued and sold an aggregate of 2,197,801 shares of its Series F-1 Preferred Stock to a group of 25 investors. Assuming an initial public offering price of $11.50, upon the closing of this offering, these shares will convert into 1,958,961 shares of common stock. These investors consisted of Healthcare Investment Partners Holdings LLC, David Utterberg, Sprout Capital VIII, L.P., Sprout Capital IX, L.P., Sprout Plan Investors, LP, Sprout Venture Capital L.P., Sprout IX Plan Investors, LP, DLJ Capital Corporation, Sprout Entrepreneurs Fund, L.P., Atlas Venture Fund V, L.P., Atlas Venture Fund III, L.P., Atlas Venture Parallel Fund V-A, C.V., Atlas Venture Parallel Fund V-B, C.V., Atlas Venture Entrepreneurs’ Fund V, L.P., Atlas Venture Entrepreneurs’ Fund III, L.P., Weiss, Peck & Greer Venture Associates IV, L.L.C., WPG Enterprise Fund III, L.L.C., Weiss, Peck & Greer Venture Associates IV Cayman, L.P., BVCF IV, L.P., CSFB Fund Co-Investment Program, L.P., Wasatch Funds, Inc. for Wasatch Ultra Growth Fund, Wasatch Small Growth Funds, Paul Brown, Michael J. Carbon and Bander Family Partnership, L.P.

(6)	From the period beginning October 18, 2002 through October 18, 2005, the Registrant has granted stock options under its stock option plans for an aggregate of 1,713,027 shares of Common Stock (net of exercises, expirations and cancellations) at exercise prices of $4.10 to $8.55 per share. Options to purchase 86,715 shares of Common Stock have been exercised for an aggregate purchase price of $342,965.
          No underwriters were involved in the foregoing sales of securities. The securities described in paragraphs 1 through 5 of Item 15 were issued to a combination of foreign and U.S. investors in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) or Regulation S thereof relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our convertible preferred stock and warrants described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.
          The issuance of stock options and the common stock issuable upon the exercise of such options as described in paragraph 6 of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act.
          All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and Financial Statement Schedules.
(a) Exhibits

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Certificate of Incorporation of the Registrant, as amended

Exhibit
No.		Description

3	.2*	Restated Bylaws
3	.3*	Form of Certificate of Amendment of Certificate of Incorporation of the Registrant to be effective immediately prior to effectiveness of this Registration Statement
3	.4*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering
3	.5*	Form of Amended and Restated Bylaws of the Registrant to be effective upon closing of the offering
4	.1*	Specimen Certificate evidencing shares of common stock
5	.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10	.1*	1999 Stock Option and Grant Plan, as amended
10	.2*	Forms of Incentive Stock Option Agreement under the 1999 Stock Option and Grant Plan
10	.3*	Form of Nonstatutory Stock Option Agreement under the 1999 Stock Option and Grant Plan
10	.4*	Loan and Security Agreement dated December 23, 2004 by and between the Registrant and Lighthouse Capital Partners V, L.P.
10	.5*	Secured Promissory Note made December 29, 2004 by Registrant in favor of Lighthouse Capital Partners V, L.P.
10	.6*	Warrant to Purchase Series F Preferred Stock dated December 23, 2004 issued to Lighthouse Capital Partners IV, L.P.
10	.7*	Warrant to Purchase Series F Preferred Stock dated December 23, 2004 issued to Lighthouse Capital Partners V, L.P.
10	.8*	Warrant to Purchase Series E Preferred Stock dated September 26, 2002 issued to Comerica Bank
10	.9*	Investor Rights Agreement dated June 30, 1999 between the Registrant and the Investors, as amended on January 24, 2000, May 24, 2001, April 15, 2003, August 18, 2004, December 23, 2004 and July 8, 2005
10	.10*	Standard Form Commercial Lease dated October 17, 2000 between the Registrant and Heritage Place, LLC, as amended by Modification to Standard Form Commercial Lease
10	.11*	Commercial Tenancy-At-Will Agreement dated March 14, 2005 between Registrant and Osgood St., LLC, as amended by Modification to Tenancy at Will Agreement
10	.12*	Employment Agreement dated October 19, 2005 between the Registrant and Jeffrey H. Burbank
10	.13*	Employment Agreement dated October 17, 2005 between the Registrant and Philip Licari
10	.14*	Employment Agreement dated November 11, 2002 between the Registrant and Christopher G. Manos
10	.15*	Employment Agreement dated October 18, 2005 between the Registrant and Joseph E. Turk, Jr.
10	.16*	Employment Agreement dated October 18, 2005 between the Registrant and Winifred L. Swan
10	.17†*	Supply Agreement dated as of October 26, 2004 between the Registrant and B. Braun Medizintechnologie GmbH
10	.18†*	Supply Agreement dated October 1, 2004 among the Registrant, EIR Medical, Inc. and Membrana GmbH
10	.19†*	Production Agreement dated as of June 27, 2005 between the Registrant and KMC Systems, Inc.
10	.20*	Fifth Amended and Restated Stockholders Agreement, dated July 8, 2005, by and among the Registrant, the Founders, Key Stockholders and Investors
10	.21*	Form of Indemnification Agreement entered into between the Registrant and each of its Directors and Executive Officers
10	.22*	2005 Stock Incentive Plan, together with Form of Incentive Stock Option Agreement and Form of Nonstatutory Stock Option Agreement
10	.23*	Employment Agreement dated October 19, 2005 between the Registrant and David N. Gill

Exhibit
No.		Description

21	.1*	Subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accountants
23	.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24	.1*	Power of Attorney
24	.2*	Power of Attorney of Reid S. Perper
24	.3*	Power of Attorney of Daniel A. Giannini

*	Previously filed

†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.
(b) Financial Statement Schedules.
          None

Item 17.	Undertakings.
          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
          The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 6 Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Lawrence, Massachusetts on October 27, 2005.

NxStage Medical, Inc.

By:	/s/ Winifred L. Swan

Winifred L. Swan
Senior Vice President and
General Counsel
          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name		Title	Date

* Jeffrey H. Burbank		Chief Executive Officer and Director (principal executive officer)	October 27, 2005

* David N. Gill		Chief Financial Officer (principal financial and accounting officer)	October 27, 2005

* Philippe Chambon, M.D., Ph.D.		Director	October 27, 2005

* Jean-Francois Formela, M.D.		Director	October 27, 2005

* Daniel A. Giannini		Director	October 27, 2005

* Reid S. Perper		Director	October 27, 2005

* Peter P. Phildius		Director	October 27, 2005

* Craig W. Moore		Director	October 27, 2005

* David S. Utterberg		Director	October 27, 2005

*By:	/s/ Winifred L. Swan Winifred L. Swan Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Certificate of Incorporation of the Registrant, as amended
3	.2*	Restated Bylaws
3	.3*	Form of Certificate of Amendment of Certificate of Incorporation of the Registrant to be effective immediately prior to effectiveness of this Registration Statement
3	.4*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering
3	.5*	Form of Amended and Restated Bylaws of the Registrant to be effective upon closing of the offering
4	.1*	Specimen Certificate evidencing shares of common stock
5	.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10	.1*	1999 Stock Option and Grant Plan, as amended
10	.2*	Forms of Incentive Stock Option Agreement under the 1999 Stock Option and Grant Plan
10	.3*	Form of Nonstatutory Stock Option Agreement under the 1999 Stock Option and Grant Plan
10	.4*	Loan and Security Agreement dated December 23, 2004 by and between the Registrant and Lighthouse Capital Partners V, L.P.
10	.5*	Secured Promissory Note made December 29, 2004 by Registrant in favor of Lighthouse Capital Partners V, L.P.
10	.6*	Warrant to Purchase Series F Preferred Stock dated December 23, 2004 issued to Lighthouse Capital Partners IV, L.P.
10	.7*	Warrant to Purchase Series F Preferred Stock dated December 23, 2004 issued to Lighthouse Capital Partners V, L.P.
10	.8*	Warrant to Purchase Series E Preferred Stock dated September 26, 2002 issued to Comerica Bank
10	.9*	Investor Rights Agreement dated June 30, 1999 between the Registrant and the Investors, as amended on January 24, 2000, May 24, 2001, April 15, 2003, August 18, 2004, December 23, 2004 and July 8, 2005
10	.10*	Standard Form Commercial Lease dated October 17, 2000 between the Registrant and Heritage Place, LLC, as amended by Modification to Standard Form Commercial Lease
10	.11*	Commercial Tenancy-At-Will Agreement dated March 14, 2005 between Registrant and Osgood St., LLC, as amended by Modification to Tenancy at Will Agreement
10	.12*	Employment Agreement dated October 19, 2005 between the Registrant and Jeffrey H. Burbank
10	.13*	Employment Agreement dated October 17, 2005 between the Registrant and Philip Licari
10	.14*	Employment Agreement dated November 11, 2002 between the Registrant and Christopher G. Manos
10	.15*	Employment Agreement dated October 18, 2005 between the Registrant and Joseph E. Turk, Jr.
10	.16*	Employment Agreement dated October 18, 2005 between the Registrant and Winifred L. Swan
10	.17†*	Supply Agreement dated as of October 26, 2004 between the Registrant and B. Braun Medizintechnologie GmbH
10	.18†*	Supply Agreement dated October 1, 2004 among the Registrant, EIR Medical, Inc. and Membrana GmbH
10	.19†*	Production Agreement dated as of June 27, 2005 between the Registrant and KMC Systems, Inc.
10	.20*	Fifth Amended and Restated Stockholders Agreement, dated July 8, 2005, by and among the Registrant, the Founders, Key Stockholders and Investors
10	.21*	Form of Indemnification Agreement entered into between the Registrant and each of its Directors and Executive Officers
10	.22*	2005 Stock Incentive Plan, together with Form of Incentive Stock Option Agreement and Form of Nonstatutory Stock Option Agreement
10	.23*	Employment Agreement dated October 19, 2005 between the Registrant and David N. Gill
21	.1*	Subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accountants
23	.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24	.1*	Power of Attorney
24	.2*	Power of Attorney of Reid S. Perper
24	.3*	Power of Attorney of Daniel A. Giannini

*	Previously filed

†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.